02010730

24-4362

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMEMDMENT NO.3
FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

KYXPYX TECHNOLOGIES INC.
(Exact name of issuer as specified in its charter)

BRITISH COLUMBIA, CANADA
(State or other jurisdiction of incorporation or organization)

Suite 100 – 1847 West Broadway, Vancouver, British Columbia, Canada, V6M 2L9
604 789 2493
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Seigel Law Group
Suite 1 - 505 Fisgard Street, Victoria, British Columbia, Canada, V8W 1R3
(Address, including zip code, and telephone number, including area code, of agent for service)

3576 (Primary Standard Industrial Classification Code Number)	Not Applicable (IRS Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I -- NOTIFICATION

The information requested shall be provided in the order that follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

In this Form I-A all dollar amounts are expressed in United States Currency unless otherwise indicated.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:
The business address for all persons listed in this ITEM 1 is
Suite 100 – 1847 West Broadway, Vancouver, British Columbia, Canada, V6M 2L9

(a) The Issuer's Directors:

(1.) Kelly Myers	Residence	802-1955 Haro Street, Vancouver, British Columbia, Canada, V6G 1J1
(2.) Dr. Stephan Polansky	Residence	381-280 Nelson Street Vancouver, British Columbia, Canada, V6B 2E2
(3.) A.J. Vesak	Residence	310 Rose Hill Wynd, Delta, British Columbia, Canada, V6M 2L9

(b) The Issuer's Officers are as follows:

Kelly Lee Myers	Chief Executive Officer
Dr. Stephan Polansky	President and Chief Technology Officer (CTO)
A.J. Vesak	Secretary

(c) The issuer's general partners: not applicable

(d) The recorded owners of 5 percent or more of any class of the issuer's equity securities are as follows:

Recorded owner	Number of Shares	% of Total Outstanding
Kelly Myers	3,000,000	21.99%
Alexander J. Vesak	3,000,000	21.99%
Dr. Stephan Polansky	3,000,000	21.99%
Kimihiko Sato	3,000,000	21.99%
Pravine Pillay	900,000	6.59%

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities: Kelly Myers, Dr. Stephan Polansky, Alexander J. Vesak, Kimihiko Sato, and Pravine Pillay

(f) Promoters of the issuer: Dr. Stephan Polansky, Kelly Lee Myers, and A.J. Vesak

(g) Affiliates of the issuer:

Kelly Myers
Alexander J. Vesak
Dr. Stephan Polansky
Kimihiko Sato
Pravine Pillay

(h) Counsel to the issuer with respect to the proposed offering: Seigel Law Group, Suite 1 - 505 Fisgard Street, Victoria, British Columbia, Canada, V8W 1R3

(i) Each underwriter with respect to the proposed offering: Not applicable

(j) The underwriter's directors: Not applicable

(k) The underwriter's officers: Not applicable

(l) The underwriter's general partners: Not applicable

(m) Counsel to the underwriter: Not applicable

ITEM 2. Application of Rule 262

None of the persons in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

Not applicable

ITEM 4. Jurisdictions in Which Securities Are to be Offered

British Columbia and Alberta, Canada

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the Issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A:

(1) The name of the Issuer: KyxPyx Technologies Inc.

(2) The title and amount of securities issued:

On March 17, 2000, there were 50 Class "A" common shares outstanding.

On August 7, 2000, the authorized share capital was altered to 100,000,000 common shares, of which 90 million were Class "A" voting common shares and 10 million were Class "B" non-voting common shares.

On August 11, 2000, 5,960 Class "A" common shares were issued for an aggregate offering price of Cdn$12,000 in reliance on the exemptions in sections 46(j) and 75(a) of the British Columbia Securities Act as securities of a private issuer not offered for sale to the public. In accordance with the provisions under these sections of the Act, these shares were issued to four individuals, all of whom were friends, family or close business associates of the Issuer. The purchasers were;

Investor Name	No. of Shares Purchased
A.J Vesak	1,490
Kelly Lee Myers	1,490
KimihikoSato	1,490
Rory O'Byrne	1,490

On August 11, 2000, 750 Class "B" non-voting common shares were issued for an aggregate offering price of Cdn$1,500 in reliance on the exemptions in sections 46(j) and 75(a) of the British Columbia Securities Act as securities of a private issuer not offered for sale to the public. In accordance with the provisions under these sections of the Act, these shares were issued to two individuals, both of whom were friends, family or close business associates of the Issuer. The purchasers were;

Investor Name	No. of Shares Purchased
Luca Oss-Cech	300
Pravin Pillay	450

On August 20, 2000, the 6,760 common shares, then outstanding (both Class "A" and Class "B") were split into 13,520,000 common shares, then outstanding on a 2000 for 1 basis.

On August 28, 2000, 120,000 Class "B" non-voting Common shares were issued for an aggregate offering price of Cdn$60,000 in reliance on the exemptions in sections 46(j) and 75(a) of the British Columbia Securities Act as securities of a private issuer not offered for sale to the public. In accordance with the provisions under these sections of the Act, these shares were issued to four individuals, all of whom were friends, family or close business associates of the Issuer. The purchasers were;

Investor Name	No. of Shares Purchased
Chris Haddock	60,000
Anke Wellner Kempf	12,905
Tillman Kempf	12,904
Colleen O'Shea	34,191

On July 4, 2001 all the Class "B" non-voting common shares, issued and non-issued, were converted into Class "A" voting common shares on a 1 for 1 basis leaving 100,000,000 Class "A" voting common shares as the authorized share capital of the company.

(b) As to any unregistered securities of the Issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the Issuer of such securities, or was an underwriter of any securities of such issuer:

> On May 24, 2001, Mr. Rory O'Byrne sold his 3,000,000 common shares to Dr. Polansky, at a price of Cdn$30,000, in reliance on the exemptions in sections 46(j) and 75(a) of the British Columbia Securities Act for sales of securities not offered for sale to the public.

(c) Indicate the section of the Securities Act or commission rule or regulation relied upon for exception from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

KyxPyx offered and sold the Common shares referenced in this Item 5 pursuant to Rule 903(b)(1) of Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). KyxPyx, a "foreign issuer," made "overseas directed offerings," in "offshore transactions" (in Canada), which did not involve any "directed selling efforts" in the U.S. Additionally, there was not a "substantial U.S. market interest" in the class of securities offered and sold.

ITEM 6. Other Present or Proposed Offerings

Not Applicable

ITEM 7. Marketing Arrangements

Not applicable

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable

ITEM 9. Use of a Solicitation of Interest Document

A publication authorized by Rule 254 was used prior to the filing of this notification. The date of publication is February 15, 2001- and the last communication with prospective purchasers was March 15, 2001.

PART II -- OFFERING CIRCULAR

KyxPyx Technologies Inc.

Suite 100 – 1847 West Broadway, Vancouver, British Columbia, Canada, V6M 2L9

1,000,000 Units
(Consisting of 1,000,000 Common shares and 500,000 Share Purchase Warrants)
at $0.15 per Unit

500,000 Common Shares

December 15, 2001

Approximate date of commencement of proposed sale to public:
As soon as practicable after the qualification of this Offering Circular.

KyxPyx Technologies Inc. ("KyxPyx") hereby offers 1,000,000 Units at an offering price of $0.15 per Unit (the "Offering"). Each Unit consists of one (1) fully paid and non-assessable Class A Common share and one half (1/2) non-transferable Class A Common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder thereof to purchase one (1) additional Class A Common share at an exercise price of $1.00 during the first six months from the closing of the Offering (the "Closing"); $1.50 per Class A Common share after six months but before 12 months from the Closing; $2.00 between 12 months and eighteen months from the Closing; and $2.50 per Class A Common share after 18 months but before 24 months from the Closing. Additionally, the 500,000 Class A Common shares underlying KyxPyx's Warrants are being registered herein. The Units are not separable into Class A Common shares and Warrants.

Unless all 1,000,000 Units are sold within 12 months from the effective date of this Offering Circular, the Offering will terminate and all funds theretofore received from subscribers will be promptly returned (along with any interest earned or dividends paid thereon). All prospective investors' funds will be held in a segregated investor's account with the Royal Bank of Canada in Victoria, British Columbia, Canada until the 1,000,000 Units are sold. The funds from the sale of the Units will only be available to us for our use on completion of the Offering.

DISTRIBUTION SPREAD

	Price to Public	Underwriting Discounts and Commissions	Proceeds to the Issuer before costs
Per Unit	$0.15	$_0_	$0.15
Total Offering	$150,000	$_0_	$150,000

The Offering price has been arbitrarily determined solely by KyxPyx.

This Offering will be self-underwritten by KyxPyx, and KyxPyx's Officers and Directors, Kelly Myers, Dr Stephan Polansky and Alexander J. Vesak, will be selling the securities directly to investors known to them, and who have responded to the Solicitation of Interest letter. No commissions or other remuneration will be paid to individuals selling these securities on behalf of KyxPyx. The Offering will not be offered to citizens of the U.S. nor will subscriptions tendered by U.S. citizens be accepted. Neither the Internet nor any other form of electronic communications system be used.

None of the officers, directors or principal shareholders have any preliminary plans, intentions or arrangements to buy securities in the offering, however, no restrictions have been placed on them from doing so. If the officers and directors choose to buy securities offered herein they will do so on the same terms and under the same conditions as those offered to the public and with investment intent.

You should rely only on the information contained in this Offering Circular. The Company has not authorized anyone to provide you with different information. The Company is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this Offering Circular is accurate as of any date other than the date of this Offering Circular. The Company reserves the right to reject subscriptions of the purchase of Shares in whole or in part for any reason.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Offering Circular. Investors should carefully consider the risk factors related to the purchase of Common Stock of the Company. See "Risk Factors".

The Company

KyxPyx Technologies Inc. is a start-up company with a limited history of operations and has not been profitable to date. The Company researches, develops and markets media streaming technology. Streaming media technology refers to technologies for transferring data (sound and images) over the Internet such that it can be processed and displayed as a steady and continuous stream.

Our initial product line is a media streaming system comprised of two components: a proprietary transmission format and a broadcast server.

Before sounds and images can be transmitted across the Internet they must first be converted into electronic signals. This conversion is called formatting. Our transmission format, known as KPX, performs this conversion for our system. The signals are then transmitted by KasterBlaster (the broadcast server) and reassembled and displayed. The sole function of the KPX format is the conversion of sounds and images into our proprietary electronic format so that they can be transmitted by the broadcaster.

The transmission format has been developed to proof of concept and is currently in alpha stage development. (A product that is at alpha stage is one that has been completed and demonstrated as a functioning product in the factory by either the manufacturer's staff or outsiders. It is the final step prior to release as a beta test product.)

The broadcast server software, known as KasterBlaster, is a multi-format legacy streaming system. This means it is able to transmit sounds and images in various transmission formats. Legacy refers to software that is the defacto standard. (In streaming media this refers to such systems as, Microsoft ASF (Advanced Streaming Format) and Apple Quicktime). KasterBlaster is comprised of two separate products: a legacy audio version (MP3) and a legacy audio/video-streaming version (PRO). It has one function: it acts as a transmitter, broadcasting sounds and images across the Internet to viewers.

The broadcast server software has been beta tested. (A product that is being beta tested is one that is in the early stage of commercialization. It is usually missing some important features and may be subject to hardware and software defects that need to be corrected. Beta licensors frequently receive revenue in the form of a discounted fee from the beta licensee for use of the product or service.)

The KyxPyx web sites (dot-com, dot-org, dot-net) act as hubs, connecting content producers, broadcasters, viewers and advertisers to each other. KyxPyx will market and sell the products primarily through its web site as downloadable files but will also offer a turnkey KasterBlaster broadcasting system. This system will be comprised of a custom configured Personal Computer (PC) with the KasterBlaster and/or KPX Software pre-installed. KyxPyx anticipates that this will not represent a core offering and will use the pre-configured PC as a secondary platform from which to market and sell its software.

Market Opportunity

Issues regarding digital rights management (DRM) and quality of service (QofS) have become concerns of significant import to content rights holders, producers and distributors of media. DRM refers to the protection from unauthorized use and copying of complete downloadable media files. QofS refers generally to the steady and continuous broadcast of media content across the Internet.

Technology in the form of encryption software has been developed to protect media content but it has had the unintended consequence of impairing QofS. Though unencrypted media streaming results in better QofS it has led to increases in pirated software and other forms of unauthorized use of copyrighted content. This has constrained wider adoption of streaming by both consumers and digital rights holders.

Current design methodologies have not addressed these issues uniformly. KyxPyx is developing technology that addresses DRM concerns while maintaining QofS.

The Offering

KyxPyx is offering 1,000,000 Units at an offering price of $0.15 per Unit (the "Offering"). Each Unit consists of one (1) fully paid and non-assessable Class A Common share and one half (1/2) non-transferable Class A Common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder thereof to purchase one (1) additional Class A Common share at an exercise price of $1.00 during the first six months from the closing of the Offering (the "Closing"); $1.50 per Class A Common share after six months but before 12 months from the Closing; $2.00 between 12 months and eighteen months from the Closing; and $2.50 per Class A Common share after 18 months but before 24 months from the Closing. Additionally, the 500,000 Class A Common shares underlying KyxPyx's Warrants are being registered herein. The Units are not separable into Common shares and Warrants. The holders of Class A Common shares will be entitled to one vote per share on all matters to be voted upon by the shareholders and do not have cumulative voting rights.

This Offering will be self-underwritten by KyxPyx. KyxPyx's Officers and Directors, Kelly Myers, Dr Stephan Polansky and Alexander J. Vesak, will be selling the securities on behalf of KyxPyx directly to investors known to Kelly Myers, Dr Stephan Polansky and Alexander J. Vesak and who have responded to the Solicitation of Interest letter. No commissions will be paid to individuals selling these securities on behalf of KyxPyx. The Offering will not be offered to residents of the U.S. and subscriptions from citizens of the United States will not be accepted. Neither the Internet nor any other form of electronic communication will be used in the offering.

The Company is making this Offering pursuant to Regulation A, promulgated pursuant to the U.S. Securities Act of 1933, as amended. This Offering will take place only in Canada and is not available to U.S. citizens.

The Primary Risk of Investing in KyxPyx

KyxPyx is a start-up company with a limited history of operations and has not been profitable to date. If KyxPyx is unable to successfully execute its business plan, its business and operating results will suffer. KyxPyx has not begun the expanded activities described in this Offering Circular. There is no certainty that KyxPyx will be successful in developing the business described herein, or that its facilities and employees will be capable of satisfactorily carrying out such business. Prospective investors are being furnished with limited historical financial information about KyxPyx upon which to base an evaluation of its performance and an investment in the Common Stock offered hereby. KyxPyx has limited resources and is dependent upon this Offering to allow it to continue its operations. The proceeds of the Offering, however, and KyxPyx's other resources will not be sufficient for KyxPyx, and we may have inadequate funds to finance its needed operations for more than six months after the Offering. As a new enterprise, KyxPyx is likely to be subject to risks that management has not anticipated.

RISK FACTORS

In addition to the other information contained in this Offering Circular, prospective investors should carefully consider the following risk factors before making an investment in the Shares offered hereby.

KyxPyx will be dependent on third party developers for its continued operations, including upgrades and fixes to existing products. Failure and or delay in the delivery of upgrades and or fixes will harm our business. If we are not supplied the necessary services and support for the operation of our business or to maintain our software/technology once developed, we may not be able to identify alternate sources of supply or support in a timely fashion. Any transition to alternate services, sub-contractors vendors or suppliers would be likely to result in delays, operational problems, or increased expenses and may limit our ability to provide products and services to our users or expand our operations.

If we cannot retain Mr. Kelly Myers, KyxPyx's CEO, Dr. Stephan Polansky KyxPyx's President and Kimihiko Sato, KyxPyx's lead software developer, as well as attract and retain sufficient sales, marketing and technical personnel, our operations will be harmed. We are dependent upon Mr. Kelly Myers, Dr. Stephan Polansky and Kimihiko Sato. Loss of the services of any of them would adversely affect us. They have all entered confidentially and non-compete agreements. Additionally, our future success depends on our continuing ability to attract and retain qualified technical personnel and qualified sales and marketing personnel. If we cannot attract and retain the necessary individuals we may not be able to develop, manufacture, assemble, market or sell our products, services or technology, which could negatively affect our operating results.

Our technology and services depend highly on the wide spread adoption of other third party technologies and services, particularly international standards such as JPEG 2000, which have not yet been finalized. If these outside technologies, or standards proposals are not adopted in a wide spread manner our business will be harmed. We are dependent on many third party developers and standards groups to provide KyxPyx with standardization efforts that may affect our technology services and products. If these outside developers, or standards committees abandon or fail to support their standards we may not be able to develop and or sell our technology, products or services, which could negatively affect our operating results.

Although KyxPyx has applied for a patent there can be no certainty that the patent will be issued, and if issued that it will provide KyxPyx with the necessary protection to secure its business against infringement or future commercial litigation. KyxPyx's competitors come from both "for profit" private companies and the open source community, both of which may be able to reverse engineer KyxPyx's technology and services. Failure of our patent application will make it difficult for KyxPyx to defend our intellectual property and technology designs from being copied or duplicated and integrated in other systems. We cannot ensure that any steps we take to protect any rights granted under patents will be sufficient or effective. Failure to protect these rights adequately could harm our brand, devalue our content, and affect our ability to compete effectively. Defending our rights granted under patent could result in the expenditure of significant financial and managerial resources. We may incur substantial expenses in defending against prospective claims, regardless of their merit. Successful claims against us may result in substantial monetary liability, significantly impact our results of operations in one or more quarters or materially disrupt the conduct of our business.

KyxPyx will likely face intense competition in the market that could limit its ability to expand the user base. Internet media streaming is a new and rapidly evolving communication medium and competition will likely be intense and increase significantly in the future. KyxPyx faces competition, especially from such companies as Digital Fountain, Vividon Inc, PacketVideo as well as larger entities such as Microsoft Corp., Real Networks, Apple Computer, and Sony Corp. KyxPyx may not be able to compete successfully against KyxPyx's future competitors and competition could have a materially adverse effect on its business, results of operations and financial condition. KyxPyx's potential competitors may develop superior media streaming products, technology or services that achieve greater market acceptance than KyxPyx's media streaming products and services, or technology which may be licensed to other third-party developers and marketers. Accordingly, KyxPyx cannot be certain that it will be able to develop and expand its user base.

With little operational history, it is difficult to make accurate forward-looking statements about development and operation costs and revenue generation. Due to KyxPyx's lack of an operational history, it has little meaningful historical financial data upon which to base its planned operating and expansion expenses. Accordingly, its expense and revenue forecasts are based in part on management's own assumptions and expectations as to revenue generation and future growth. KyxPyx cannot be certain that it can or will be able to accurately predict its revenues, particularly in light of its lack of an operating history and the potentially intense competition in the markets its Internet media streaming product will operate. If it fails to accurately predict revenues in relation to fixed expense levels and is unable to adjust its operating expenses in a timely manner in response to lower-than-expected revenues, the results of its operations and financial condition could be negatively affected.

We may never be profitable, and we anticipate continued losses for the foreseeable future. We have not been profitable to date. We cannot assure you that we will ever achieve or sustain profitability. We reported losses of $51,791 for the year ended March 15, 2001, and cumulative losses of $68,439 through the second quarter of 2001. We expect to incur operating losses for the foreseeable future. Even if revenues meet levels we anticipate, or if our costs and expenses exceed our expectations, we could continue to sustain losses, and our business and the price of our common stock may be harmed. KyxPyx has limited resources and is totally dependent upon this Offering to allow it to continue its operations.

KyxPyx may have additional capital requirements for it to continue its operations but they might not be available to us on favorable terms or at all, and if unavailable, could impair our ability to run our business. The proceeds of the Offering, however, will not be sufficient and KyxPyx may have inadequate funds to finance its needed operations for more than six months after the Offering. There can be no assurance that additional financing will be available to KyxPyx or, if available, that it can be obtained on a timely basis and on terms acceptable to KyxPyx. Failure to obtain such financing could result in the delay or abandonment of much of KyxPyx's development and expansion plans and its financial condition could be negatively affected. Failure to secure future financing will irreparably harm our business

The securities offered hereunder are subject to resale restrictions in the United States and may only be sold or transferred pursuant to registration or exemption in the transferee's state. The Offering Statement of which this Offering Circular is a part has been qualified with the SEC pursuant to a Regulation A under the Securities Act, and as such, the Shares may be freely traded under the U.S. federal securities laws. The Shares, however, have *not* been registered in any states of the United States and may not be sold or otherwise transferred to persons who are residents of any state in which the Shares have not been registered unless they are subsequently registered or there exists an exemption from the applicable state's registration requirements with respect to such sale or transfer. The Units, their underlying Common shares and the Warrants are not registered in any state of the United States and are subject to a resale restriction of indefinite duration.

You may not be able to enforce civil liabilities against us outside the United States, which may severely limit the available remedies to you if you sue us. We are formed under the laws of the Province of British Columbia, Canada. None of our assets are located in the United States, nor are any of our directors or officers resident there. As a result, it may be impossible for you to effect service of process within the United States upon us or any of our directors or officers, or to enforce against us, or any of our directors or officers, any judgments in civil and commercial matters, including judgments under the United States federal securities laws. In addition, a Canadian court may not permit you to bring an original action in Canada or to enforce in Canada a judgment of a U.S. court based upon the civil liability provisions of U.S. federal securities laws. There is no treaty between the United States and Canada for the reciprocal enforcement of foreign court judgments.

PLAN OF DISTRIBUTION

KyxPyx is offering the right to subscribe for 1,000,000 Units (consisting of 1,000,000 Class A Common shares and 500,000 Share Purchase Warrants) at $0.15 per Unit share. We will then issue up to an additional 500,000 Class A Common shares, upon exercise of the Warrants. The Offering is being conducted directly by KyxPyx, which proposes to offer the Units on an all-or-nothing basis, and no compensation is to be paid to any person for the offer and sale of the shares. No underwriter is being used in the Offering.

The units offered herein are not offered for sale in the United States of America and management of KyxPyx will not accept any subscriptions tendered by citizens of the United States of America. Our plan of distribution in Canada shall be effected by regular mail or hand delivery by Stephan Polansky, A.J. Vesak and Kelly Myers, to those individuals who have responded to the solicitation of interest letter, specifically friends and business associates of KyxPyx, none of whom are citizens of the United States. Neither the Internet nor any other electronic means will be used in the dissemination of the offering circulars.

We plan to commence selling to the public upon the effective date of this Offering Circular and plan to continue selling until we have either sold all of the Units within the prior 12 months from effective date of this Offering Circular or until we have elected to terminate the Offering before expiration of the 12 month period. The funds from the sale of the Units will only be available to us for our use on completion of the Offering. If the 1,000,000 Units are not sold prior to one year from the effective date of this Offering Circular, all funds received under subscriptions will be promptly returned to the subscribees. All prospective investors' funds will be held in a segregated investor's account with the company's legal counsel in trusts at the Royal Bank of Canada in Victoria, British Columbia, Canada until the 1,000,000 Units are sold. In the event that the 1,000,000 Units are not sold, all prospective investors' funds will be promptly returned, with interest gained thereon, to such investors.

Dr. Stephan Polansky, (KyxPyx's President) Alexander J. Vesak (KyxPyx's Secretary) and Mr. Kelly Myers (KyxPyx's CEO) plan to distribute offering circulars related to this offering. We estimate approximately 20 offering circulars shall be distributed in such a manner. They will distribute offering circulars, in Canada only, to those individuals who have responded to the Solicitation of Interest letter, specifically, acquaintances, friends and business associates of KyxPyx. The securities offered herein are not offered for sale to citizens of the United States and subscriptions from citizens of the United States will not be accepted.

Presently, we intend to rely upon the exemptions from the registration and prospectus requirements of the British Columbia Securities Act (the "B.C. Act") provided for in sections 45 (5) and 74 (2) (4) of the B.C. Act for securities offered or sold to residents of the Province of British Columbia and on the exemptions contained in sections 65 (1) and 107 (1) (d) of the Alberta Securities Act for securities offered or sold to residents of the Province of Alberta. These exemptions permit the offer and sale of securities to residents of the Provinces of British Columbia and Alberta, respectively, without the necessity to be registered or to provide a prospectus to such residents.

KyxPyx's officers, Dr. Polansky, Mr. Vesak and Mr. Myers, shall conduct the Offering. Although they are "associated persons" of the issuer, as that term is defined in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), they are not deemed to be brokers for the following reasons:

(1) They are not subject to a "statutory disqualification" as that term is defined in section 3(a)(39) of the Exchange Act;

(2) They will not be compensated for their participation in the sale of KyxPyx's securities by the payment of a commission or other remuneration based either directly or indirectly on transactions in securities; and

(3) They are not associated persons of a broker or dealer at the time of their participation in the sale of our securities and will restrict their respective participation to the following activities:

    (a) Offering the securities only in Canada (without the use of the Internet or any other electronic communication medium);

    (b) Preparing any written communication or delivering such communication through the mails that does not involve oral solicitation by them of a potential purchaser;

(c) Responding to inquiries of a potential purchaser(s) in a communication initiated by the purchaser(s), provided however, that the content of such responses are limited to information contained in this Offering Circular;

(d) Performing ministerial and clerical work involved in effecting any transactions;

As of the date of this Offering Circular, no broker has been retained by KyxPyx for the sale of securities being offered herein. In the event that we retain a broker who may be deemed an underwriter, an amendment to our Offering Circular will be filed.

The officers, directors, principal shareholders their associates or affiliates are not restricted from buying units offered herein but they are limited from purchasing more than 5% of the units. They may subscribe for units to meet the offering maximum so long as they do not exceed the 5% restriction and do so on the same terms and under the same conditions as those offered to the public and with investment intent. Currently none of the officers, directors or principal shareholders their associates or affiliates have any preliminary plans, intentions or arrangements to buy securities in the offering. The company will give preference to those individuals who have expressed an interest in the offering through their response to the Solicitation of Interest Letter (See Exhibit 13.1, Solicitation of Interest Letter).

Within five days of its receipt of a subscription agreement and an accompanying check for the purchase price of Shares has been received, we will send by first class mail a written confirmation to notify the subscriber of the extent, if any, to which subscription has been accepted by KyxPyx. We reserve the right to reject orders for the purchase of shares in whole or in part. Not more than thirty days following the mailing of its written confirmation, and upon achieving the minimum number of total shares to be sold, Common share certificate will be mailed to the Subscriber by first class mail.

USE OF PROCEEDS TO ISSUER

The gross proceeds to us from the sale of 1,000,000 Units, subsequent to deducting estimated Offering expenses payable by our Issuer, are estimated to be approximately, $143,500.

The following table sets forth our anticipated use of the proceeds based upon 100% of this Offering being received.

Intended Use of Proceeds from Offering	**Amount**	**Percent**
Calculated Net Offering expenses	$6,500	4.33%
Sales and Marketing		
Marketing materials	$8,350	5.57%
Marketing campaign	$20,000	13.33%

Research and development		
Salaries:		
Chief Scientist	$25,000	16.67%
Product Manager/Beta Tester	$22,000	14.67%
Consultants/Sub Contractors, Web Designer	$54,000	36.00%
Hardware/Software:		
Purchase of JPEG 2000 SDK from Image Power or Digital Accelerator Corp. This will be needed for KPX system development.	$3,000	2.00%
Purchase of Web server for company based Listing Directory and web/mail hosting.	$1,200	0.80%
Purchase of Developer/Testing/Administration Workstation	$2,000	1.33%
Purchase of KasterBlaster MP3 and PRO 1000 core systems for demonstration and testing (2 systems in total).	$1,300	0.87%
Administration costs		
Rent and utilities	$1,650	1.10%
Legal and professional	$5,000	3.33%
Total over next 6 months	$150,000	100.0%

Exercise of any of the Warrants included in the Units will result in an addition to the funds available to us for the purposes of our business. The amount of that increase will depend on the number of Warrants exercised, and when they are exercised. No funds contemplated in this offering will be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced.

If we successfully complete the sale of the Units, we do not anticipate any cash flow or liquidity problems over the next six months. Cash needs for administration will be adequately met by the proceeds of this Offering. We are not in default or in breach of any indebtedness or financing arrangement. We have no substantial backlog. Our present small size means that the impact of delays or failure to achieve all the objectives described herein will, in the opinion of management, have minimal impact upon present Company revenues or profitability. We have no union bargaining agreements, however, we may be confronted with such issues as we develop our workforce.

With the exception of normal operating revenues and assets, no material amounts of funds from sources other than this Offering are to be used in conjunction with the proceeds from this Offering.

CAPITALIZATION

The following table sets forth the capitalization of our Company as of September 15th, 2001 and as adjusted to give effect to (a) the subsequent issuance and sale of an aggregate 1,000,000 Units at an offering price at $0.15 per Unit. No stock splits, dividends, or other forms of re-capitalization are planned at this time. (See "Use of Proceeds.")

Amounts Outstanding As Adjusted in US Dollars

	AS OF SEPTEMBER 15, 2001	ASSUMING COMPLETION OF OFFERING
Debt:		
Short-term debt	$23,483	$23,483
Long-term debt	-0-	-0-
Total Debt	$23,483	$23,483
Shareholder's Equity:		
Common shares, 100,000,000 authorized, no par value, 13,640,000Shares issued and outstanding on September 15, 2001 (1)	63,170	206,670
Retained Earnings (Deficit)	(68,439)	(68,439)
Total Stockholder's Equity	(5,268)	138,231
Total Capitalization	$18,215	$161,715

(1) Total outstanding shares adjusted for our Offering would be 14,640,000 Common shares.

DIVIDEND POLICY

While KyxPyx does not intend to distribute dividends in the foreseeable future, this expectation is not currently an established policy. KyxPyx's Board of Directors will determine any future dividend policy in light of conditions then existing, including KyxPyx's earnings, financial condition and capital requirements. There can be no assurance that KyxPyx will pay any dividends in the future or, if it does so, the amount or frequency thereof.

DILUTION

Purchasers of our Units will experience an immediate and substantial dilution in the net tangible book value of their Common shares from the Offering price. The net tangible book value of KyxPyx as of September 15th, 2001 was $(8,440) or $(0.000619) per

Common Share. Net tangible book value per share represents the amount of our tangible net worth divided by the total number of Common shares outstanding as of September 15th, 2001. After giving effect to the sale and the application of net proceeds of 1,000,000 Common shares under this Offering, KyxPyx's net tangible book value would have been $141,560 or $0.009669 per share of Common Stock. This represents an immediate increase in net tangible book value of $0.010288 per share to existing shareholders and an immediate dilution of $0.140331 per share to purchasers of shares under our Offering. The following table illustrates the per share dilution:

Public offering price:	$0.150000
Net tangible book value per Common Share before the Offering:	$(0.000619)
Increase attributable to new investors:	$0.010288
Pro forma net tangible book value after the Offering:	$0.009669
Dilution in net tangible book value to Business:	$0.140331

DESCRIPTION OF BUSINESS

Summary

KyxPyx Technologies Inc. ("KyxPyx" or the "Company") was incorporated on March 15, 1999 in British Columbia, Canada. Currently, the Company has no wholly owned, controlled or minority owned subsidiaries or joint ventures. The Company researches, develops and markets media streaming technology for the media streaming industry. Media streaming refers to technologies for transferring data (sound and images) over the Internet such that it can be processed and displayed as a steady and continuous stream.

KyxPyx's Internet streaming system is comprised of two related components: the KasterBlaster broadcast server software and the KPX streaming media format.

In order for data, including sound and images, to be transmitted across the Internet from broadcaster to viewer it must first be converted into electronic signals. The converted sounds and images are referred to as a transmission format. KPX (also known as KyxPyx Transmission format) is an end-to-end media streaming format designed to emulate conventional broadcast television or radio. The technology enables channel switching from content program to content program instantaneously without the need for buffering. Buffering refers to the delay that occurs between the viewer's request for audio/video content and its actual display.

KPX has been developed to a prototype proof of concept technology and is currently in alpha stage development. Alpha stage products are a pre-beta version of software that may not contain all of the features that are planned for commercial release. Typically, software goes through two stages of testing before it is considered finished. Only users within the organization developing the software perform the first stage, called alpha testing. The second stage, called beta testing, generally involves external users.

The parameters of the alpha testing have been confined to the company's LAN (local area network) primarily to test the compatibility of various computer configurations. The test results establish that the format can be transmitted across both LAN and the Internet in both reliable and unreliable network conditions and produce a quality presentation. The synchronization of the audio and video remain and represent the last software development requirement prior to beta release.

The KasterBlaster broadcast server transmits the converted sound and images to viewers. It is a multi-format legacy streaming media platform comprised of two separate products: a legacy audio MP3 format (MP3) and a legacy audio/video streaming format (PRO Version). The main functional difference between the two products is that "MP3" streams only audio while "PRO" streams audio and video formats.

A beta demonstration version of the KasterBlaster broadcast server software, packaged as "KasterBlaster MP3/PRO" was made available for download in January 2001 via the KyxPyx web site at www.kyxpyx.com. The purpose of the beta program is to test the core-streaming engine of the KasterBlaster design. Currently, beta version 0.7 is available for download from our website, and present efforts are directed toward refining the technology for the 1.0 release.

The broadcast server is designed to work with Nullsoft (AOL) Winamp and as a plug-in. However, it's functionality as an on-demand media-streaming broadcast server is completely independent of any third party software. Plug-in refers to a self-contained software component that modifies (adds or changes) functions in a particular software system.

PixelPark UK. Ltd and Prospero Entertainment Group, Inc. have been engaged by agreement (see exhibit 6.6 and 6.10) in the initial tests of the KasterBlaster media server system. The principle terms of the technology licensing agreement between the parties provide for the non-commercial use of the KyxPyx streaming video technology for demonstration purposes only. Licensees are restricted from distributing the technology to any third parties without the express prior written consent of KyxPyx. All parties are bound by bi-lateral confidentiality agreements.

PixelPark UK is a British based web design firm and subsidiary of Bertelsmann (www.pixelpark.com). The company employed the KasterBlaster audio format to stream live and on-demand legacy MP3 files within its virtual private network (VPN). A VPN is a secured link between two points on the Internet where Internet traffic is routed continuously without diverting to other points. The test results have been favorable and indicate the full functionality of the software within the testing parameters.

Prospero Entertainment Group is a film and television digital effects production house located in Vancouver, Canada. Prospero has been using the PRO version of the KasterBlaster broadcast server software to stream video content to their clients and prospective clients. Like PixlePark's, their main tests were to determine ease of use and reliability.

The parameters of the testing by Prospero involved the system's network load and network congestion capacities with requests for video and audio files on-demand, streamed internally on the Prospero LAN and over the Internet. The test results indicate full functionality of the software within the testing parameters.

On June 21, 2001 KyxPyx filed under the Patent Cooperation Treaty, (Patent Cooperation Treaty is a multilateral treaty to which 110 countries, including the United States are contracting states) a patent application (PCT no. CA1/00893) in an effort to broaden its patent protection having regard to its principal export markets, countries in which major competitors are active, type and extent of protection in those markets and costs associated with the application. A successful grant under the PCT ensures that a uniformity of coverage is derived in those countries that are signatories to the treaty and foregoes the necessity of multiple applications in multiple jurisdictions. For more information on KyxPyx's patent application please see description of property section or Exhibit 7.1.

KyxPyx is not operational and has not begun to provide the services described herein. No revenues have been generated from the sale of the products described herein and we have not booked any sales of our new media streaming products. During the year ended March 15, 2000 we did not expend any funds on company-sponsored research and development. For the year ended March 15, 2001, and for the six months ended September 15, 2001 we spent $28,255, and $15,464, respectively on company sponsored research and development. No customer-sponsored research has been conducted since inception of the company. The first beta version was made available to the public on January 15th, 2001. This was made possible by implementing much of our initial research and development work on the KPX system.

We have entered into a worldwide exclusive license agreement for the KPX media streaming system with Global Internet Communications, Inc. (GIC) a Canadian company, for the sole purposes of developing and marketing the technology to the pharmaceutical industry.

The rights granted under this Agreement are limited to three (3) years from the date of execution, with an option by GIC to extend for another three years. During the Term, KyxPyx may provide GIC upgrades to the technology and shall promptly notify GIC of the nature of any upgrades or other planned modifications to the Technology that affect the technology directly or indirectly. If the licensee requests the upgrades or other modifications, the respective parties shall negotiate the fees payable. KyxPyx is however, obligated under the terms of the license to provide the licensee with all versions and translations of the documentation as it relates to the technology when such upgrades, versions and translations of the Documentation are reasonably available. KyxPyx is not obligated to the licensee for day-to-day functions.

If the licensee or any of its officers, directors or agents willfully and intentionally breaches a material provision of the license agreement and fails to cure such breach within a period of one (1) month after the date that the company provides the licensee with notice, the company has the right to terminate the agreement and terminate the license grants set forth therein, inclusive of any upgrades or modifications. The licensee is entitled to terminate the agreement only if the company fails to deliver technology in satisfaction of the accepted criteria after notice to the company and an opportunity to cure. This license was arranged by the former President of KyxPyx Technologies, Inc. and was negotiated at arms length, (see License Agreement exhibit 6.1).

The company's CEO, Kelly Myers, has entered into a part time employment agreement with Global Internet Communications, Inc. to act as Global Internet Communications' Chief Technology Officer. His sole duty will be in assisting the licensee in technical issues arising out of the use of the technology. He will be paid $3,300 per month, terminable without cause by Mr. Myers on thirty days notice and by Global Internet Communications upon sixty days notice. There are no other business agreements with Global Internet Communications, Inc. and there are no future plans or agreements contemplated. (for a fuller discussion please see 'Interest of Management and Others in Certain Transactions' or Exhibits 6.2 and 6.3)

Industry and Development History

<u>Industry</u>

The Internet is a network of computer systems that allow businesses, institutions, governments and consumers to communicate, share information, and conduct business. It is becoming a global medium of communication and information sharing, as well as an emerging channel of commerce. Streaming media is a tool to share and communicate information on the Internet. However, several technological issues like digital rights management (DRM) and quality of service (QofS) have constrained business and industry from wider adoption of streaming technologies.

There are two distinct types of media distribution services currently in general use; file sharing programs and conventional streaming media.

File sharing programs generally do not enable the viewer to access the media during transmission. Under this protocol, upon completion of the transmission the viewer has possession over the entire contents of a media file.

Conventional streaming media systems allow the viewer, under optimum conditions, to access the media as it is being transmitted (it can be viewed or listened to as the file is being transferred). Like file sharing, an entire copy of the media file is held by the viewer after completion of the transmission.

These systems effectively transmit complete media files to the viewer as their first objective. Subject to DRM, the media file can be played back at will, or copied freely without restriction, in many cases from one computer system to another, remaining intact with no degradation in quality.

KyxPyx's product is a conventional streaming technology but it is fundamentally different in function in that it does not enable the viewer to record the entire media file. As a consequence we apply a different proposal for addressing the issues of QofS and DRM.

Quality of Service

Issues of QofS concern providing a steady and continuous media presentation across the Internet. Specifically, the speed at which media content is displayed once the viewer has requested it, the capability of sub-second switching between different channels of media content and the presentation of audio and video that emulates the television like illusion of movement.

MPEG versus JPEG

Most conventional streaming media systems make use of MPEG (Moving Picture Experts Group) video compression. MPEG formats compress large amounts of data per electronic signal so that the fewest number of electronic signals need be successfully transmitted for sound and images to be displayed. In order to achieve MPEG compression rates several frames of information need to be present and available for decompression before any single frame can be displayed. This is referred to as interframe coding.

This design methodology works effectively with stable transmission mediums but the Internet is not stable and the fluctuations in bandwidth result in the loss of electronic signals. Because MPEG compresses large amounts of data per signal the loss or delay of any signal has a more detrimental effect on the media presentation than non-MPEG based formats.

In an effort to account for bandwidth fluctuations and data loss MPEG based formats cache data. This refers to the storage of portions of the stream on a viewer's computer prior to display. While this accounts for some of the negative effects associated with bandwidth fluctuations it does result in a delay between the request for content and its eventual display. This delay is referred to as buffering. Buffering prevents immediate access to media content and hinders sub-second channel switching.

In order to achieve a steady and continuous media presentation we had to develop a technology that could account for bandwidth fluctuations without caching or buffering. This required an image compression technology that allows each frame of data to be broadcast without the need for each frame to arrive in order, on time or at all for any other frame to be displayed. JPEG 2000 image compression technology was selected specifically for this reason ("JPEG" represents "Joint Photographic Experts Group," the committee that developed a standard format for storing compressed true-color images). JPEG eliminates the need for buffering and the KPX format reconfigures the data in such a manner that allows us to account for bandwidth fluctuations and data loss while maintaining QofS.

How It Works

Due to the fluctuations in bandwidth, no commercially available streaming system, including KyxPyx's, is able to deliver a constant 24 frames per second (fps) stream. Unlike existing technologies that seek an uninterrupted 24fps under all conditions, KPX only streams to the capacity of the Internet and or the viewer's capacity to receive.

The KPX broadcaster is notified of variations in capacity without viewer intervention through a back channel. (A back channel is a connection between all connected viewers and the broadcast server, relaying information about the viewers' current capacity to accept streamed data and the Internet's ability to transmit data).

Attempts to record or store the incoming data increases the need for computer processing power, thereby reducing the viewer's capacity to receive data. This reduced capacity is relayed to the broadcaster, which in turn reduces the amount of data transmitted. Though the entire media file is not transmitted the KPX format configures the data so that the received frames (whether they be 15, 20 or the full 24 frames) are displayed in such a manner that a consistent representation of the original file is maintained. Since the human eye has difficulty detecting the difference between frame rates of 15 to 24fps, the illusion of motion is maintained. Although the loss of any particular frame(s) is not fatal to the viewer's experience it does eliminate the possibility that a complete copy of the original media file can be recorded. Consequently we approach Digital Rights Management issues differently.

Digital Rights Management

Digital Rights Management, or DRM, is an umbrella term for a number of capabilities that allow media content owners the means to decide under what conditions people can use their products. In essence, it is a scheme to prevent the unauthorized use of original copyrighted media. Candidates for protection include software programs, legal documents, electronic books or magazines, songs or collections of songs, films and other media assets. Current DRM schemes contemplate the protection and management of complete downloadable media files.

DRM is an encryption scheme, a lock and key system, that is applied to a media file, enjoined by a set of rules determining playback and copying rights the viewer has either purchased or has been granted. This lock and key and accompanied rules are attached to the file prior to transmission, thereby increasing the amount of data to transmit. Broadcasting larger files increases susceptibility to data loss during transmission. This means a diminution of the quality of the MPEG based stream and hinders the use of DRM enabled progressive download as a streaming system.

While DRM enabled systems succeed in protecting content they have done so at the expense of a steady and continuous media presentation. In our efforts to develop a steady and continuous media streaming experience we produced a product that does not enable the viewer to record the entire contents of the original file. This does not ensure unauthorized rebroadcast or rerecording but it does ensure that only diminished copies may be recorded or rebroadcast. The quality of the original file and broadcast cannot be reproduced and management believes this represents a different approach to addressing the issues of unauthorized copying and rebroadcast of original media files.

The KyxPyx technology has been successfully alpha tested and meets all of the specifications detailed herein, including the transmission of frame rates varying between 15 fps and 24 fps and the ability to render multiple variations of a media file depending on bandwidth fluctuations and the capacity of the viewer to receive data.

Although these capabilities have not yet been proved functional in a commercial environment and further testing will be required prior to commercial release, management believes its technology provides an alternative approach to DRM that protects the original digital media while maintaining the QofS of the initial broadcast.

Completion of Products and Associated Risks

Presently, version 0.7 of the KasterBlaster server software has been released. This enables the KasterBlaster broadcast server to transmit other media streaming formats and act independently of the KPX format. Test results establish that KasterBlaster is fully functional. The following software steps are not vital to KasterBlaster's functionality but will enhance its ease of use and allow us to commence revenue generation. There are risks associated with each step and timetables to be complied with. Specifically the tasks necessary to complete the KasterBlaster version 1.0 are:

First, the company will include "Metadata" streaming information that provides audio file title description. There is a risk that the inclusion of metadata streaming and the protocol associated with it may not be possible because of design incompatibilities. Although this metadata information is important, it is not vital and no more than three days will be spent on resolving any potential difficulties.

Second, KasterBlaster YP (also known as Yellow Pages) Directory Listing Software will be finalized. The YP software is a collection of specialized programs that function as a database. The YP directory software was developed in conjunction with the KasterBlaster broadcast server software. Testing began in combination with KasterBlaster in January of 2001 and was completed on June 1st, 2001. Testing indicated that the directory software functioned and provided services without incident throughout the testing period. As the YP directory is completed and documentation is only remaining step, the company does not foresee any difficulties. Third, modify the Graphical User Interface. This development step is important because it contributes to the ease of use of the company's system. It is the interface that users interact with. We have attempted to meet as many of the needs of users based upon feedback from previous tests.

Fourth, complete remote control of the KasterBlaster broadcast server. This allows control through a web browser enabling administrators to view statistics and logs for broadcast server activity as well as change performance variables or enable or disable functions. The development of remote administration tools poses no discernable risks to the company's development team.

Fifth, complete tools for processing the log files generated by KasterBlaster during run-time. These tools will be both stand-alone and included in the broadcast server software. The development of log analysis tools is closely aligned with the remote administration development and poses no discernable risks to the company's development team.

These tasks will be completed on day 45 from the completion of this offering. The company will then release a final beta test version and implement any changes over the following 45 days. Although the company does not anticipate future defects there can be no certainty that none will arise.

The final step before a commercial release is the separation of the MP3 and PRO versions of the KasterBlaster software and documentation. Upon separation they will be released commercially at day 90.

The completion of the following KPX development steps will have no bearing upon the completion of the foregoing KasterBlaster software development nor on its functionality as a legacy broadcast server.

KPX

Research and development is on going and we anticipate completion of alpha stage testing by day 45 and expect to implement the KPX plug-in architecture by day 90 from completion of this offering.

The parameters of the testing to date have been confined to the company's LAN, in order to test the compatibility of various computer configurations and transmission rates. Equipment utilized in the testing was standard off the shelf consumer grade personal computers. Tests were conducted by KyxPyx's immediate development staff and sub-contract developers.

The test results establish that the format can be transmitted across both LAN and the Internet in both reliable and unreliable network conditions and produce a quality presentation. (The system has consistently transmitted frame rates varying from 15 fps to 24.) However, the synchronization of the audio and video remain and represent the last software development requirement prior to beta release. Subject to the offering herein, the transmission format software will be fully integrated into the broadcast server software as a complete product by day 180 from completion of this offering.

The precise activities to be engaged in, the steps required and the material risks associated with completion of the KPX format are:

First, complete the Integration of JPEG 2000 Image compression technology into the KPX system. JPEG 2000 is a new standard and while the company's lead developer is fully conversant with the JPEG standard, other members of the company's staff and consultants are not. We have provided for this contingency in our timeline assessment but we cannot be certain that more time will not be required for our staff to become more fully acquainted with the standard.

Second, complete the algorithm for audio and video synchronization of KPX streaming media. This step is of fundamental importance for the KPX functionality but will not affect development schedules. It does not pose a material risk for commercial release, but failure to ensure audio/video synchronization will have an adverse impact on the final media streaming product.

Third, develop media encoding tool set to allow for content creators or producers to transfer their media files to the KPX format. The development of these tools is predicated on the timely completion of the KPX format. Any delays in finalization of the format will result in delays in this development.

These steps will be completed by day 65 and in-house beta testing of the KPX format will commence. During this testing any remaining issues surrounding the synchronization of audio and video will be further addressed if necessary. After approximately 25 days of in-house testing the KPX format will be released for public beta testing. While we believe that we can meet this target date with the funding contemplated herein, the issues of synchronization may require additional research, development and testing. However, any further research and development will not affect the public beta release. Unforeseen defects during our public beta test phase represents a material risk that may delay full commercial release.

During beta testing the user interfaces will be completed. The completion of these software developments is the final development step prior to commercial release. As with the user interface for the KasterBlaster this development step is important because the interface contributes significantly to the ease of use of the company's system. We have attempted to meet as many of the needs of users based upon feedback from previous testers.

Upon completion of the operational documentation and all the aforementioned steps the KPX format will be released commercially as 1.0 version by day 180.

In order to complete our software development and successfully sell into the market, we must first complete our planned personnel hires. They are vital to the completion of all of the required development steps. (See the "Employees" section below). Any delay in hiring or attracting these personnel would negatively impact our launch dates and our ability to complete product development in a timely manner.

Marketing Strategies

We believe that the market for the KasterBlaster series of products is international, and that our immediate markets include North America, Europe, Australia and Japan where a large number of broadband computer networks exist. Initially, we intend to market KasterBlaster in Canada and the United States through a combination of direct sales and distribution partners. The technology will be marketed and offered for sale as a download from KyxPyx's web site. KyxPyx has an existing e-commerce platform and transaction merchant account to facilitate online sales.

To achieve success and proactively build our sales, we believe that we must accentuate the following:

1. That we understand that broadcasters are experiencing significant challenges with the costs associated with media streaming and bandwidth consumption.

2. That as these costs escalate, solutions for revenue generation have become and will continue to be of paramount importance to broadcasters of both audio and video.

3. That much of the problem with justifying a charge for access to content has been first and foremost related to quality of services, image and sound fidelity.

4. That KyxPyx's media streaming service and products address these concerns and provide viable solutions.

KyxPyx will utilize the Internet as its primary vehicle for dissemination, implementation, sale and marketing. KyxPyx's marketing strategies will utilize different avenues to generate interest, including discussion lists in an ongoing effort to communicate, market and sell to potential users and other companies involved in the media streaming industry. KyxPyx's officers and directors are intimately involved in several of these media streaming discussion lists, including Kelly Myers, KyxPyx's CEO, who moderates one.

Continuing to raise awareness of our system and its merits as well as highlighting the inherent weaknesses in existing systems will increase demand for our products. Our CEO, Mr. Kelly Myers, our President, Dr. Stephan Polansky and our lead software developer, Mr. Kimihiko Sato have attended various tradeshows and have participated in media streaming and production conferences. These efforts have attracted a significant number of expressions of interest and personnel recruitment possibilities.

Specifically, these combined efforts have resulted in approximately 200 requests for the MP3 and PRO 0.5 and 0.6 versions during the second quarter of 2001. All of these requests were fulfilled with demonstration versions of the software governed by stream restrictions. KyxPyx will market the completed version of the KasterBlaster MP3 and PRO software to these individuals through an advisory posted to its web site. Upon completion of KPX in March of 2002 a similar approach will be utilized to upgrade these users to the enabled KPX system.

KyxPyx has provided demonstrations of the technology at various intervals during development. These demonstrations were provided to small and large production houses, content producers and distributors, mastering facilities and digital convergence houses all of which represent KyxPyx's potential distribution customers. While discussions continue there can be no certainty that any business relationships may arise from these discussions but KyxPyx will target these entities with the completed versions of all three products.

Some of the companies and the nature of the discussions include:

THX/Lucasfilm Ltd., located in Burbank California, is a mastering facility. We met with their engineering staff in September of 2000 and thereafter in June 2001 concerning the remastering in the KPX format and the inclusion of THX certification for the KPX system.

20th Century Fox Film Unit and Fox.com News Digital are both located in Los Angeles, California and are subsidiaries of 20th Century Fox. We met the Vice Presidents of business development and new media to discuss their plans for on-line movie distribution, their concerns regarding image quality, piracy and the current state of the streaming industry. Also discussed were the possible promotional opportunities through the use of KPX and their current media streaming initiatives.

Prospero Entertainment Group Inc. is a Vancouver, BC, based post-production facility. Our staff presented through out the course of the past 12 months both the KPX and KasterBlaster technology. Currently Prospero is using a beta version of KasterBlaster PRO . PixelPark UK, Ltd. is a division of The Bertelsmann Group, and is a web design firm. We met in London, UK, with their Creative & Convergence Director. PixelPark beta tested the KasterBlaster Broadcast server software from January 2001 to present. We have also met with the engineering and management teams at NullSoft/Spinner (a division of AOL/Time Warner) focusing on the integration of the KPX technology into Nullsoft's product line.

KyxPyx will generate revenues depending on the product being licensed and the number of listeners or viewers the broadcaster wishes to broadcast to. Specifically: 1.) Licensing content producers and distributors for the use of the KasterBlaster MP3 audio product. 2.) Licensing content producers and distributors for the use of the KasterBlaster PRO audio/video product. 3.) Licensing the KPX enabled system. The more features a broadcaster wishes to utilize the greater the cost per viewer. A final fee structure has not been set.

KyxPyx does not have any present plans, proposals, arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of entering into a sales or distribution partnership contemplated in the offering circular other than that disclosed. While no agreements or arrangements have been entered into, third parties interested in development contracts have contacted KyxPyx. Development contracts generally call for the adaptation of KyxPyx's technology for use in products that target other markets and applications.

KyxPyx's marketing and industry research suggest that releasing the KasterBlaster broadcast server software as KyxPyx's initial product will help increase the installed user base for KPX. By targeting those broadcasters who use multiple file formats and multiple servers to stream content, KyxPyx believes that KasterBlaster, as a single broadcast server multi-file software platform, will provide a single "one-stop" solution. We believe conversion to our multi-file format enabled broadcast server will provide an upgrade path to the adoption of the KPX technology as a complete end-to-end media streaming solution.

KyxPyx will face challenges in having the technology adopted. Several constraints to the adoption of KyxPyx's technology universally apply regardless of industry or sector. Issues surrounding the lengthy time requirements necessary to adapt new technologies to existing systems and infrastructures will hamper full integration. Overcoming these restrictions may unduly tax the resources within these firms and limit their willingness to adopt KyxPyx's technology. Additionally, these firms tend to be risk adverse, suggesting it will be difficult to persuade them to switch from existing systems or utilize new systems not previously used. KyxPyx's technology does not enjoy broad market share and this in itself represents a significant challenge to future adoption rates.

To overcome these challenges our marketing efforts must demonstrate a solid value proposition. This value proposition will have to be based on a demonstration of the advantages of our system both on a cost benefit basis and a quality of service basis. Specifically, KyxPyx's system will allow the broadcaster to:

1. Continue to stream legacy media files without the need for the complete overhaul of their existing systems.

2. Reduce costs by using broadcast server technology that has the ability to stream several different formats.

3. Increase serviceable user base through the use of broadcast server technology or products that are competitively priced yet serve out more formats.

4. Reduce costs of infrastructure (physical server systems and hardware) by using technology that works more efficiently than other server products.

In addition to the broadcast and industrial/educational market sectors, KyxPyx's basic broadcast server and client user technologies can be bundled with inexpensive PC solutions. KyxPyx anticipates that this will represent a small aspect of its business and will not entail the production of any hardware but merely the assembly of off the shelf components. The sale of any fully configured hardware/software product will be targeted to the homesteading (hobbyist users) and small business markets and will not represent a core offering.

Successful development of solutions to all of the above noted factors may not necessarily ensure our success. There are numerous competitors and potential competitors that provide solutions similar to those of our company. Many of these entities are significantly larger and have significantly more resources and broader product offerings. There can be no assurance that we will be successful in establishing sales levels that will ensure profitable operations or that our products will not become obsolete. We believe that our market window is limited to the next 3 to 4 years, given the rapid rate of technological change currently taking place in the media streaming industry. Although the media streaming market is growing quickly, the pace of adoption of broadband and other Internet based communication systems may severely impact on our ability to penetrate the market successfully and may severely limit our market window.

Employees

We currently have 1 full time employee and 3 consultants. KyxPyx's CEO, Kelly Myers draws a salary in his capacity as web designer and systems administrator. Mr. A.J. Vesak is our corporate secretary and director and acts as our liaison to the motion picture and television industry, and devotes 80% of his time to our business. Dr. Stephan Polansky is our President and director and our systems' engineer and devotes more than 75% of his time to KyxPyx's business. We currently have one part time administrator and accountant who devote two days a week to KyxPyx's business. Our 3 consultants work on an ad hoc basis when software development cycles commence and devote at least 66% of their time to the company business. Over the next 6 months, we plan to hire 5 individuals. We will hire 2 software developers to work on both the KPX and KasterBlaster products. We also plan to hire 2 individuals for our beta hardware assembly. We also plan to hire a web design specialist to consult with Mr. Myers. Presently, we have decided to hire these individuals on a consulting basis.

We are not aware of any claims for conversion or theft of trade secrets, know how, or other proprietary information against any of our employees or consultants by past employers. We have not however, taken precautions against such an event occurring and can provide no assurances that such an event could not occur.

All of the company's current directors, officer and employees have executed confidentiality and non-disclosure agreements. The Company maintains an ongoing policy that all consultants are required to complete the Company's confidentiality and non-disclosure agreement prior to commencing work on our behalf. Because of the nature of the consulting work performed new agreements are entered into for each new cycle of development.

All of our technical personnel, Mr. Kelly Lee Myers, Dr. Stephan Polansky and Mr. Kimihiko Sato are considered key to the Company's operations and ultimate success. The competition is severe for qualified technical personnel and there can be no assurance that we will be successful in hiring the right individuals, or that our existing staff will not leave for other more favorable positions. We believe we are competitive in our offerings to new employees but our inability to attract new personnel would materially affect our business.

DESCRIPTION OF PROPERTY

Currently, KyxPyx does not own any real estate or plants or has had any patents awarded. We recently relocated our business and executive offices to Suite 100 – 1847 West Broadway, Vancouver, British Columbia, Canada, on July 25, 2001. We sub-lease our premises for $225 monthly plus operating costs of approximately $50. The term of our sub-lease is month to month. We occupy approximately 700 square feet. We relocated from a neighboring office to reduce our overhead and take advantage of reduced rates.

Our equipment currently consists of software development and testing equipment that is utilized for the development of our products. We own all of our equipment. Over the next twelve months we plan to acquire approximately $7,500 of new capital equipment and software for research and development purposes. New equipment and additional software development tools will be purchased in unison with key personnel hires for the research and development team. We believe our capital equipment needs for manufacturing will be minimal because of our intended reliance on third party manufacturers.

On June 21, 2001 KyxPyx filed under the Patent Cooperation Treaty, (PCT is a multilateral treaty to which 110 countries, including the United States are contracting states) a patent application (PCT no. CA1/00893) in an effort to broaden patent protection having regard to its principal export markets, countries in which major competitors are active, type and extent of protection in those markets and costs associated. In total the process can take from 12 to 30 months.

The present invention relates to multimedia data compression, coding and transmission, such as video and audio. Text, picture, audio and video data are generically termed multimedia data. KyxPyx is attempting to patent a unique process of compressing data and thereafter transmitting the compressed data in its proprietary format (KPX) efficiently, the effect of which is to render audio and visual multimedia with fewer errors and omissions.

The failure or success of the patent application will not alter KyxPyx's planned business activities. The function of the application is not to prevent reverse engineering of KyxPyx's technology but to provide legal recourse should it happen. KyxPyx's plan of operations over the next 12 months will not be altered as a consequence of the failure of its patent application though its business may suffer.

We also hold various url addresses including .com .org and .tv, which are used in our business. KyxPyx has taken preliminary steps to secure trademark protection for "KasterBlaster" and "KPX". Currently, we consider both names commercially as unregistered trademarks of the Company since 2000. We plan to continue to patent intellectual property that is deemed to be of value to the Company and to copyright all of our software.

The trade secrets, know-how and other proprietary information relating to the streaming video technology software shall be secured and protected by the use of non-disclosure, confidentiality and non-competition agreements. (See the Exhibits 7.1 for the filed patent application). KyxPyx's business and its services are not subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies. There are no subsidiaries of KyxPyx.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS AND FINANCIAL INFORMATION

We are in the start-up phase of our operations and have not yet booked sales of our new Internet streaming media technology. At this time, the Company does not have any long-term debts. KyxPyx is in the final stages of development of the KasterBlaster broadcast server software version 1.0. The KPX transmission format is in alpha stage development. The completion of this offering will provide KyxPyx the financial resources necessary to complete the KasterBlaster series of products (MP3 and PRO) to version 1.0 commercial release by day 90 and the KPX format for commercial release by day 180 from the completion of the offering. During the first 45 days KyxPyx will devote the bulk of its development energies toward the completion of the KasterBlaster broadcast server software. This will be in an effort to have a commercially releasable product by day 90.

These efforts will entail the completion of the following development steps: Inclusion of audio file title description, modification of the user interface, and completion of remote administration tools and log analysis tools. Upon completion KyxPyx will then release its final beta version with the above-mentioned additions. The final beta testing will last for approximately 45 days and although KyxPyx does not anticipate defects to be revealed during final beta testing there can be no certainty that none will arise. If they do arise they will likely be specific to configuration, ease of use, compatibility or incompatibility issues and efficiency.

The final step to completing KasterBlaster for commercial release is the separation of the MP3 and PRO versions of the software into two separate products. The MP3 version will be limited to broadcasting MP3 type files, while the PRO version will be capable of broadcasting audio and video files and with the upgrade to the KPX plug-in, a wider range of media files. Upon separation of KasterBlaster MP3 and KasterBlaster PRO they will be released commercially (1.0 versions).

The KPX format will be finished and ready for beta testing upon the completion of the following steps: Integration of JPEG 2000 libraries, completion of the algorithm for audio and video synchronization, and the development of media encoding tools to transfer legacy media files to the KPX format. Upon completion of these steps (approximately 65 days) KyxPyx will start in-house beta testing of the format. This testing will take approximately 25 days and upon its completion the product will be released for public beta testing by day 90.

Public beta testing will last approximately 45 days. During this time KyxPyx will work to implement any changes based on feedback from beta testers and continue the work on audio and video synchronization if it remains an obstacle. Implementation of changes ascertained from public beta testing is estimated to take approximately 90 days and will start as soon as the testing commences. During this time KyxPyx will also finalize the user interface for the KPX format readying the product for commercial release by day 180.

Upon completion of this offering, KyxPyx will commence its marketing strategy in an effort to convert existing KasterBlaster MP3/beta users and non-beta users to the either the 1.0 versions of MP3 or PRO. Thereafter we will market to these users the fully enabled KasterBlaster system (KPX Plug-in addition).

The ongoing development of our marketing plan and its execution is critical to our success. KyxPyx will launch its Internet marketing campaign to generate interest in its products. KyxPyx will make further use of discussion lists to communicate, market and sell to users and other companies involved in the media streaming industry. KyxPyx's officers and directors are intimately involved in several of these media streaming discussion lists, including KyxPyx's CEO who is a moderator of one. Additionally, members of our executive attend various tradeshows and have participated in media streaming and production conferences and will continue to do so.

These marketing efforts have resulted in approximately 200 requests for the MP3 and PRO 0.5 and 0.6 versions in the second quarter of 2001. All of these requests were fulfilled with demonstration versions of the software governed by stream restrictions. KyxPyx will market the completed version of the KasterBlaster MP3 and PRO software to these individuals through an advisory posted to its web site. Upon completion of KPX by day 180 a similar approach will be utilized to upgrade these users to the enabled

KPX system. We also intend to revisit potential clients who previously expressed interest in the user's system.

The technology will be marketed and offered for sale as a download from KyxPyx's web site. We will also offer the software on a pre configured PC but this will not represent a core offering. KyxPyx has an existing e-commerce platform and transaction merchant account to facilitate online sales.

The funds contemplated herein will not be sufficient for more than six months. Our plan of operations from months 7 to month 12 will focus on marketing and sale of the KyxPyx system and will be predicated on generating sufficient revenues in months 3 to 6 from the sale of KasterBlaster MP3 and KasterBlaster PRO and thereafter KPX. If sufficient revenues are not generated from the sale of our products within months 3 through 6 we will be forced to seek additional financing to maintain our operations beyond month six. Failure to secure financing will cause us irreparable harm and may result in the failure of our planned business.

Costs associated with the finalization of KyxPyx's KPX/KasterBlaster media streaming system are $108,500 and have been provided for in this offering. This includes, $101,000 for software development staff and $7,500 in capital equipment and software.

However, contingencies may arise that KyxPyx has not accounted for, including the need for additional funds for software development if it is unable to overcome the issue of audio video synchronization or other unforeseen technical difficulties arising out of beta testing. The costs associated with these potential tasks cannot accurately be ascertained and may force KyxPyx to seek additional funding. We may experience delays in achieving our planned product launch if we cannot complete the hires.

KyxPyx has not held any discussions with any individual(s), banks or other parties concerning potential future financings beyond that contemplated herein. There can be not guarantee that we will be successful in securing funds in the future and if we do that it will be on terms suitable to KyxPyx.

KyxPyx's plan of operations calls for a research and development cycle during the first 180 days from the completion of this offering. The first six months will include the development of the methodology for the integration of JPEG 2000 Image compression technology and the development of the algorithm for audio and video synchronization of KPX streaming media. The research and development also includes, conversion tools, user interfaces, log analysis and logging tools, inclusion of "Metadata" streaming information, remote administration and control tools.

Other than the contingencies and material risks referred to herein, KyxPyx's plan of operations does not call for research and development expenditures beyond six months. Any future research and development will be discretionary and based upon the generation of revenues from the sale of products.

Our research, development and operations budget over the next 6 months may increase if we are successful in obtaining certain Research and Development tax credits and repayable grants. Under Canadian Income Tax legislation, Canadian Companies are entitled to receive a 35% cash refund from the Government of Canada for every $1.00 incurred on qualifying research and development expenditures. The Company believes it is entitled to a tax refund of approximately $15,000. The claim for the refund is subject to review and approval by the Government of Canada.

If we are successful in obtaining all or part of these tax credits and repayable grants, we plan on applying the proceeds to increasing our budget for new product developments and improvements. Although there can be no assurances, our inability to secure any of these tax credits or grants should not significantly impact our planned operations or result in cash shortfalls over the next 6 months. The success or failure in securing these funds will have no material effect on the completion of KyxPyx's products and as such will not impact our ability to generate revenues from their sale. Our inability to secure these funds may impair our long term ability to develop new product development.

Payroll taxes will be incurred by our Company and are included in the estimates for payroll above. All salaries, bonuses and reimbursements are subject to our Company's earnings and finances.

LEGAL PROCEEDINGS

KyxPyx is not currently subject to any legal proceedings.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

OFFICERS

Kelly Lee Myers is 26 years of age and is KyxPyx's Co-Founder, Chief Executive Officer and a Director. Mr. Myers directs the vision of KyxPyx technology development. Mr. Myers' technological background is rooted in the broadcast radio and television industry and arises from his experience in beta-testing professional content-creation hardware and software for companies such as Newtek (producers of non-liner video editing systems and 3D animation programs for broadcast television, film and multi-media) and Digital Processing Systems (producers of non-linear video editing systems and broadcast television equipment). With audio, video and new media production experience, he is responsible for the look and feel of KyxPyx while directing its future with regards to new markets, applications and features. From 1993 through 1998 he worked as a freelance new media consultant. This included tenures at NorthWesTel 1993-1994 (based out of the Yukon Territory of Canada) NorthWes Tel is the northern regional provider or telecommunications services and products, NMI 1994-1996 (the wireless/mobile telecommunications division of NorthWesTel), the Yukon Board of Tourism 1997, Vicwest 1997 (manufacturers of building supplies for industrial/military instillations), Viridian 1997 (minting for the Canadian Government) and Blue Sky Interactive 1998 (Multi-media production company and website design house) producing high-end multimedia content. Mr. Myers' continued work as an independent Internet radio broadcaster over the past 2 years using MP3 streaming technology has been instrumental in guiding KyxPyx's media streaming research and development team. The material terms of Mr. Myers employment agreement provide for a maximum of $Cdn 30,000 annually. KyxPyx may terminate the agreement without cause at any time with sixty days notice. He is also bound by a non-competition provision that restricts him from any direct or indirect competition with KyxPyx during his employment and for three years following termination.

Dr. Stephan Polansky, B.A., M.B.A. Ph.D, is 54 years of age and is the company's President and director. Dr. Polansky has 30 years of experience in information and design systems. He received his Bachelor of Science in Electrical Engineering and Systems from Polytechnic de Paris, France and his PhD. and MBA from McGill University, Montreal, Canada. 1995-1997, National Executive Sales Manager & Customer Service, Cognoscente Software International – Vancouver, BC. Managed 250 staff. Developed partnerships between the company and Fortune 500 customers through the coordination of sales, contracts, technical support teams and internal sales on specific accounts. Hire, manage, promote, and terminate sales and sales support professionals reporting Southeast Region to keep appropriate staffing levels in support of objectives. Aid staff in qualification, strategy, negotiation and closing of sales. 1997-1998, President and Director, ExportNet (Canada) Communications Corporation, Planned and implementation of strategies that leverage technology with Digital Equipment Corporation (Digital) and Unisys Corp. to generate business value. Developed and tested project development process. Management and coordination of teams at Digital and Unisys. Developed solutions and applications in field of interactive media to selected group of services to targeted clients: Texaco, GalaxoWellcome, and Putnam Investments. 1999 - 2000, Consultant Business Development, Meridex Network Corporation – Richmond, BC, Canada, Directed Marketing program, monitoring systems product sales and marketing program with sales revenue and services reach $US2.5M in 1999. Formulated a customer relationship marketing identity; integrated quality service, and value pricing. 2001 – Present, President KyxPyx technologies, Inc. Dr. Polansky has also worked with Rockwell International GTE Telephone Operations. As President of KyxPyx technologies Dr. Polansky is responsible for generating program schedules, product pricing and support policies. He is also responsible for our strategic and tactical business plans and the institution of product acceptance procedures.

A.J. Vesak, Mr. Vesak is 44 years of age and is the company's secretary. He is responsible for developing opportunities and partnerships within the film and media industry. Mr. Vesak is an award winning, Vancouver based film and video director with 16 years experience in the motion-picture industry. Mr. Vesak is a member of the Directors Guild of Canada and was nominated for a 2000 Leo Best Director award for his episode of Canada's number one dramatic series entitled Da Vinci's Inquest. During the last five years prior to his involvement with KyxPyx, Mr. Vesak worked as a director of photography, a director or a camera man on Universal Pictures Production of the Hunted, Time Cop and No Fear, Disney Productions White Fang 2 and the Tool Shed, and Paramount Pictures, Intersection. Specifically in 1997 he worked as a cameraman on the Disney production Simon Birch. In 1998 he was second unit director of photography on Exhuming Mr. Rice. In 1999 he was responsible for aerial shots for Say It Ain't So.

His knowledge helps guide KyxPyx product and service development, ensuring it moves towards the standards and needs of the media industry. He brings with him access to an extensive network of executive associates in television, film, video and multimedia. He helps evaluate potential partners and focuses the marketing and sales of KyxPyx products and services to the commercial market. Mr. Vesak has entered into a confidentiality agreement with KyxPyx. The material terms of this agreement are: Mr. Vesak is bound not to disclose any confidential information to any third party unless required by law or after obtaining written permission from the Board of Directors of KyxPyx.

SIGNIFICANT EMPLOYEES

Although several of the individuals listed herein below have contributed time and expertise to the company and its formation, only Kimihiko Sato, Jason Dorie and Edward Zaleski have received compensation for work done. Kimihiko Sato, Jason Dorie and Edward Zaleski are paid consultants. All work has been done and will continue to be done on a consulting basis on terms and conditions common in the industry.

Kimihiko Sato is 34 years of age and is the company's co-founder and lead developer. Mr. Sato has 18 years experience in the high tech field in both hardware and software engineering, with such companies as Corel, IBM, and Nortel. Mr. Sato has an engineering physics degree from Queen's University, Ontario and P.Eng accreditation with the Association of Professional Engineers of Ontario (APEO). From 1995 – July of 1997 Mr. Sato worked as a self employed consultant in the areas of UNIX and Windows NT operating systems. Some of his clients included Pearson New Entertainment, Europe Online and Future Publishing. From July 1997 through January 1999 he worked for Accelerix Corporation a semiconductor technology company. He was employed as a senior engineer developing the design and verification of a next generation computer graphics chip. This full custom ASIC (Application Specific Integrated Circuit) project used a mixed Verilog / VHDL model with a custom computational memory array. From January 1999 through September 1999 Mr. Sato was employed by Netsentry Technology as a senior software engineer responsible for the development of software-based architecture for the test and measurement of bandwidth and throughput of data through the Internet. From September 1999 to his start with KyxPyx in March of 2000 he worked as a self employed contractor and his projects included the official Year 2000 celebration for Mexico. The project involved setting up 18 computer-controlled spotlights of 7,000 watts each around the Central Zocalo Square of Mexico City. Mr. Sato has knowledge of embedded systems and other processor architectures. Software specialty is with image, audio, and video compression, communications protocols, and encryption algorithms. Hardware experiences include PCB (Printed Circuit Board) board design and layout, semiconductor processing and silicon cell design, full custom ASIC design and verification for embedded memory devices, and the coding and verification for a chip testing apparatus. Mr. Sato has entered into a confidentiality agreement with KyxPyx. The material terms of this agreement are: Mr. Sato is bound not to disclose any confidential information to any third party unless required by law or after obtaining written permission from the Board of Directors of KyxPyx.

Edward P. Zaleski is 31 years of age and obtained his computer engineering degree from the University of Michigan. From 1993 – 1998 he was employed by Anderson Consulting as a technical architect consultant. His duties included the design and development of technical architectures for client projects and developed internally used application architecture frameworks. Some of his clients while at Anderson Consulting included Amoco Corp and Ameritech. From 1998 to present he has been employed by Tanning Technology as a performance analyst. His duties there include assessment of Technical architectures and the provision of recommendations, designs and developing Performance Test Environments (PTE). Also building and maintaining performance testing tools used to execute and analyze benchmark tests on back end (high transaction) and front end (web based) systems.

He has developed broadcasting tools for use in the media streaming industry and related application developments for these tools for MP3 audio streaming and Shoutcast (Nullsoft Inc.) and he was responsible for designing and developing the KasterBlaster Listing Directory software code. This code base allows for the Kasterblaster broadcast servers to "touch" the listing directory and report their user and station statistics. Mr. Zaleski has also provided KyxPyx with design concepts and development work on the KasterBlaster software internal to its functions, specifically, the metadata streaming and accounting of our bandwidth consumption. In the future we expect to have Mr. Zaleski continue to develop enhancements to the KasterBlaster broadcast server line specifically; plug-in architecture development and a Software Development Kit for use by other third party developers who wish to write their own applications for use with KasterBlaster

Jason Dorie is 30 years of age and has for the past 8 years been working in Vancouver's video game industry. 1993 – September 1998, Radical Entertainment, a video game production company. While at Radical his duties included programming graphics display, general code optimization, data compression, file resource handling, and low-level library programming. September 1998 – November 1999, Relic Entertainment, a video game production company where his duties included implementation of the in-game tutorial system. November 1999 – present, Black Box Games a video game production company where his duties included programming for the latest generation of 3D consoles including the Sega Dreamcast, Sony Playstation 2, Microsoft XBox, and Nintendo GameCube. His primary focus is on rendering and optimization.

In addition to his work in the video game industry, Mr. Dorie has also developed a digital video performance application known as MIDIVIDI. This software is intended for live performance use with electronic instruments combining music with digital display technology. KyxPyx expects to have Mr. Dorie continue his work on the KPX format, implementing JPEG 2000 video compression and decompression technology into the KPX system. His experience in developing production and content tools in the console based video game industry helps provide us with an understanding of the tight restrictions on computer resources in real-time environments. Real-time, occurring immediately, can also refer to events simulated by a computer at the same speed that they would occur in real life. In graphics animation, for example, a real-time program would display objects moving across the screen at the same speed that they would actually move. We expect Mr. Dorie to provide the company with both encoding and decoding technology for use with the KPX system on encoder, broadcast server and client playback software.

Chris Haddock

Mr. Haddock is a Television and film producer. He has worked on various T.V. series, including "MacGyver", "Diamonds" and "Night Heat". He created and produced, "Mom P.I." in 1991-1992. 1992 – present he has been involved as the creator and producer of the "Da Vinci's Inquest" television series, which became the creative model for his company Haddock Entertainment. KyxPyx expects to continue to access Mr. Haddock and consult with him on a number of entertainment industry related issues concerning media streaming and its business applications. Mr. Haddock has expressed a desire to work with KyxPyx as a beta tester. This relationship allows for both KyxPyx and Mr. Haddock to build strategies that compliment one another. As newer versions of the company's products and services become available, Mr. Haddock will become one of the first to access the new technology or services and act as an example to other potential clients of the benefits of KyxPyx's technology. Because of this relationship, KyxPyx believes that Mr. Haddock's future involvement is key in the company's understanding of media industry.

David Myers

Mr. David Myers has worked in the marketing industry for 14 years with considerable experience in communications, strategic planning and organizational development, business development. In particular, Mr. Myers has worked in amateur sport with local, provincial and national sport organizations in the development and delivery of growth oriented coach and athlete development programs. In addition, Mr. Myers has worked in professional sport as the Marketing and Corporate Communications Coordinator for the Edmonton Oilers Hockey Club of the National Hockey League. In this capacity, Mr. Myers was responsible for in-building game entertainment and external fan development programs, advertising, and advising the corporate sales staff on issues pertinent to the execution of sponsorship programs.

Until leaving late this spring (May 2001), Mr. Myers was the Director of Marketing and

Program Development for the Edmonton Alberta Sport Council serving a market of approximately 400,000 which makes the Edmonton Sport Council one of the five largest sport organizations in Canada. KyxPyx expects to access Mr. Myers and consult with him on marketing and internal corporate development issues. His experience in organizing teams, small and large, is of great value to the company in its start up stage. This assistance with team structure and organization could potentially help with research and development initiatives by suggesting improvements in areas that management may not have addressed. Mr. Myers participation in structuring marketing strategies as well as "hands-on" management tactics adds great value to KyxPyx's management capabilities.

REMUNERATION OF DIRECTORS AND OFFICERS

We currently have three directors and three officers for our Company. Dr. Polansky, Mr. Myers and Mr. Vesak all serve as both officers and directors.

Remuneration of Directors

Compensation of Three Highest Paid Officers During the Last Fiscal Year

Name of Individual	Capacities in Which Remuneration was Received	Aggregate Remuneration
Mr. Kelly Myers	Chief Executive Officer/ Product Developer	Cdn$18,228

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

Class of Shares	Name and address of owner	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Common shares	**Kelly Myers** 802-1955 Haro Street, Vancouver, British Columbia, Canada, V6G 1J1	3,000,000	21.99%	3,000,000	20.49%
Common shares	**Stephan Polansky** 381-280 Nelson Street	3,000,000	21.99%	3,000,000	20.49%

	Vancouver, British Columbia, Canada, V6B 2E2				
Common shares	**Alexander J. Vesak** 310 Rose Hill Wynd Delta, British Columbia, Canada,V6M 2L9	3,000,000	21.99%	3,000,000	20.49%
Common shares	**Kimihiko Sato** 404 – 1060 Alberni, Vancouver, British Columbia, Canada, V6E 4K2	3,000,000	21.99%	3,000,000	20.49%
All officers and directors as a group		9,000,000	65.98%	9,000,000	61.48%

There has been no remuneration by KyxPyx to any officers or directors other than Mr. Kelly Myers, KyxPyx's director and CEO for the last fiscal year. Any future stock purchase issuances, agreements, stock options, and/or rights must be approved by shareholders by special resolution, which is:

(a) A resolution passed by a majority of not less than 3/4 of the votes cast by those members of a issuer who, being entitled to do so, vote in person or by proxy at a general meeting of KyxPyx

(i) Of which notice as the articles provide and not being less than 21 days' notice specifying the intention to propose the resolution as a special resolution, has been duly given, or

(ii) If every member entitled to attend and vote at the meeting agrees, at a meeting of which less than 21 days' notice has been given, or

(b) A resolution consented to in writing by every member of a issuer who would have been entitled to vote in person or by proxy at a general meeting of KyxPyx, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of KyxPyx.

The business is highly dependent on the services of certain key personnel. Certain arrangements have been entered into between the company and these individuals. The agreements are: Mr. Myers 'Employment, Confidentiality and non-Compete Agreement' (Exhibit 6.2), Dr. Polansky 'Confidentiality Agreement' (Exhibit 6.7), Mr. Vesak 'Confidentiality Agreement' (Exhibit 6.8), and Mr. Sato 'Confidentiality Agreement' (Exhibit 6.9).

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Mr. Rory O'Byrne, was the former President of KyxPyx Technologies, and is now the acting CEO of Global Internet Communications Inc.("GIC"). On December 31st, 2000th, while Mr. O'Byrne held the post of President of KyxPyx and the post CEO of GIC, KyxPyx and GIC entered into an arms length, exclusive, non-transferable license, under the Intellectual Property Rights of KyxPyx, to use, view and display the Internet Streaming Video Service (ISV) for the sole purposes of developing and marketing the technology worldwide to the pharmaceutical industry. The agreement is binding for a period of three (3) years, from the date of execution, with an option to GIC for an additional three (3) years. Compensation to KyxPyx for the license agreement is in the form of royalty fees from GIC based on GIC Net Income. (Exhibit 6.1)

KyxPyx's CEO, Kelly Myers is also the Chief Technology Officer of Global Internet Communications, Inc.. By employment agreement dated February 1st, 2001 and attached as exhibit 6.3 to KyxPyx's offering circular, Mr. Myers is engaged part time by GIC. The terms of the agreement require Mr. Myers to assist on all technical matters arising out of the use of KyxPyx's technology. The employment agreement is terminable upon 30 days notice by Mr. Myers to GIC and 60 days notice from GIC to Mr. Myers. By license agreement with GIC, KyxPyx is required to provide GIC all relevant documentation concerning upgrades and fixes to the licensed technology. Mr. Myers will assist GIC primarily in the translation of the documentation so as to help GIC facilitate the implementation of the said upgrades and or fixes. Based upon the responsibilities and duties defined by license and employment agreement no conflict of interest issues arise.

On September 28, 2000, KyxPyx completed consulting work for Hampton Financial Partners, Inc. and was paid $1,922 for these services. During this time Mr. O'Byrne was a shareholder and director of KyxPyx and a director and officer of Hampton Financial Partners, Inc.

On March 29, 2001, KyxPyx completed consulting work for True North Entertainment Limited and was paid $324 for these services. During this time an officer and director of True North Entertainment, Mr. A.J. Vesak was a shareholder and officer and director of KyxPyx.

Dr. Stephan Polansky, KyxPyx's President and Mr. A.J. Vesak have cumulatively advanced our Company $33,732 for working capital. There are no stated repayment terms and the advances bear no interest. No funds contemplated in this offering will be used to reimburse either Dr. Polansky or Mr. Vesak for monies previously advanced.

Except for these transactions KyxPyx has not made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future. (This includes sales or lease of goods, property or services to or from KyxPyx, employment or stock purchase contracts, etc.)

None of KyxPyx's Officers, Directors, key personnel or 10% stockholders have guaranteed or co-signed any of KyxPyx's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

LIMITATIONS OF DIRECTOR'S LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under the British Columbia Company Act we may, if we obtain court approval, indemnify our directors and officers and former directors and officers against costs and expenses, including amounts paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made parties because they have been directors or officers, including an action brought by us. Indemnification of a director or officer under the British Columbia Company Act is possible only if it is shown that the director or officer acted honestly and in good faith with a view to our best interests, and in the case of a criminal or administrative action or proceeding, the director or officer had reasonable grounds for believing that his conduct was lawful.

Our articles require us to indemnify our current and former directors and any person who is or was serving at our request as a director of another corporation of which we are or were a shareholder. They also permit us, to the extent that our board determines, to indemnify anyone who is or was an officer, employee or agent of ours or is or was at our request serving in such capacity in or of another entity. Our articles also provide that:

The rights conferred in them apply only to the extent that they do not duplicate any right, indemnity or reimbursement otherwise received or receivable; and

We are authorized to purchase and maintain insurance on behalf of any person who is entitled to be indemnified under our articles, against any expense or liability in respect of which that person is entitled to indemnification.

The British Columbia Company Act currently requires us to obtain the approval of a court before we indemnify directors or officers. As of the date of this Offering, we have not obtained court approval to indemnify our officers, directors and former directors. Under proposed legislation now before the British Columbia legislature, this requirement will be removed.

DESCRIPTION OF SECURITIES BEING OFFERED

KyxPyx is offering the right to subscribe for 1,000,000 Units (consisting of 1,000,000 Class A Common shares and 500,000 Share Purchase Warrants) at an offering price of $0.15 per Unit (the "Offering"). We will then issue up to an additional 500,000 Class A

Common shares, upon exercise of the Warrants. Each Unit consists of one (1) fully paid and non-assessable Class A Common share and one half (1/2) Class A Common share purchase warrant. Each whole share purchase warrant shall entitle the holder thereof to purchase one (1) additional Class A Common share in the capital of KyxPyx at an exercise price of $1.00 per Class A Common share during the first six months from the date of the closing of the Offering; $1.50 per Class A Common share between the first six months and the first year from the date of the closing of the Offering; $2.00 per Class A Common share between the first year and first year and a half from the date of the closing of the Offering; and $2.50 per Class A Common share between the first year and a half and two years from the date of the closing of the Offering. The Units are not separable into Class A Common shares and Warrants.

We reserve the right to reject any subscription in its entirety or to allocate shares among prospective investors. If any subscription is rejected, funds received by KyxPyx for such subscription will be returned without interest or deduction.

The termination date of this offering is November 1, 2002. Subscribers will be required to make certain representations and warranties in the subscription agreement that should be carefully read before signing.

Our authorized capital stock consists of 100,000,000 Common shares, no par value. On October 15, 2001, 13,640,000 Common shares were issued and outstanding. The holders of Common shares are entitled to one vote per share on all matters to be voted upon by the shareholders and do not have cumulative voting rights. The holders of a majority of the outstanding Common shares represented at a meeting at which a quorum is present may elect all directors to be elected at the meeting.

The holders of Common shares are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. Upon the liquidation, dissolution or winding up of KyxPyx, the holders of Common shares are entitled to share ratably in all assets remaining after payment of liabilities. There are no preemptive rights, redemption or sinking fund provisions applicable to the Common shares. All outstanding Common shares are, and the Common shares to be outstanding upon completion of the Offering will be, fully paid and non-assessable Class A Common shares.

There is currently no public market for Issuer's Common shares, and there is little likelihood that an active trading market will develop in the near future as a result of this Offering. The Offering Statement of which this Offering Circular is a part has been qualified with the SEC pursuant to Regulation A under the Securities Act, and as such, the Shares may be freely traded under the U.S. federal securities laws. The Shares, however, have not been registered in any states and may not be sold or otherwise transferred to persons who are residents of any state in which the Shares have not been registered unless they are subsequently registered or there exists an exemption from the applicable state's registration requirements with respect to such sale or transfer.

In addition, under the securities laws of certain provinces of Canada, the currently issued and outstanding Common shares may be subject to a resale restriction of indefinite duration, and may not be resold unless (a) the Issuer is a "reporting issuer" under those laws and has been a "reporting issuer" for at least 12 months, or (b) there is an exemption under those laws which permits resale, or (c) the relevant Canadian securities regulatory authority, on application, makes a discretionary order permitting such resale.

Following the Offering, our Issuer will be considered a "non-reporting" issuer whose securities are not listed nor subject to regulation under the Securities Exchange Act of 1934 (the "Exchange Act"). We may retain a broker-dealer to facilitate the sale of shares under the Offering. Pursuant to SEC Rule 15c2-11, promulgated pursuant to the Exchange Act, we may provide continuing information about KyxPyx to the broker-dealer during the Offering period. However, in view of the relatively small size of the Offering and the nature of our company as a "non-reporting" issuer, there is virtually no likelihood that a regular trading market will develop in the near term if at all, or that if developed, it will be sustained. Accordingly, an investment in our Issuer's Common shares should be considered highly illiquid.

Under the British Columbia Company Act certain business combinations, including a merger or reorganization or the sale, lease, or other disposition of all or a substantial part of our assets, must be approved by at least 75% of the votes cast by shareholders or, in certain cases, holders of each class of outstanding shares. In some cases, a British Columbia court must approve a business combination. Shareholders may also have a right to dissent from the transaction, in which case we would be required to pay dissenting shareholders the fair value of their shares, provided they have followed the prescribed procedures. The British Columbia Company Act also provides that certain kinds of transactions must be approved by a majority of the minority shareholders.

Our Articles provide that the shareholders shall fix the number of Directors from time to time. Currently, only three directors have been appointed. The directors are elected by the shareholders, by a majority of those shareholders who, being entitled to vote in person or by proxy, do so. Under the British Columbia Company Act a majority of our directors must be persons ordinarily resident in Canada, and at least one director must be a person ordinarily resident in British Columbia. All of our current directors are ordinarily resident in British Columbia, Canada.

Our corporate counsel has passed upon the validity of the issuance of our Common shares. Our un-audited financial statements contained herein show our position as of June 15, 2001. Each year we will prepare and distribute to shareholders an Annual Report that describes the nature and scope of KyxPyx's business and operations for the prior year and provide a copy of our financial statements for our most recent year and six-monthly interim financial statements.

PART F/S

FINANCIAL STATEMENTS

KyxPyx Technologies Inc.

[un-audited]

Year Ended March 15, 2001

KYXPYX TECHNOLOGIES INC.
BALANCE SHEET
US Dollars
(Prepared by management)

	March 15 2000		March 15 2001	
ASSETS				
CURRENT ASSETS				
Cash	$	2,741	$	4,424
Loan receivable				320
GST Receivable				1,121
TOTAL CURRENT ASSETS		2,741		5,866
CAPITAL ASSETS (note 4)				8,737
INTANGIBLE ASSETS (note 5)				1,065
TOTAL ASSETS	$	2,741	$	15,668
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts Payable				
Due to Shareholders (note 6)	$	25	$	4,290
TOTAL CURRENT LIABILITIES	$	25	$	4,290
STOCKHOLDERS' EQUITY				
Share Capital (note 7)	$	1	$	63,170
Earnings (Deficit)		2,715		(51,791)
TOTAL STOCKHOLDERS' EQUITY		2,716		11,378
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	2,741	$	15,668

The accompanying notes form an integral part of these financial statements.

KYXPYX TECHNOLOGIES INC.
STATEMENT OF LOSS AND ACCUMULATED DEFICIT
US Dollars
(prepared by management)

	Year Ended March 15 2000	Year Ended March 15 2001
INCOME		
Consulting revenue	$ 24,908	$ 1,922
Other revenue		$ 5
TOTAL REVENUES	$ 24,908	$ 1,927
OPERATING EXPENSES		
Amortization		$ 2,346
Bank Charges	$ 88	581
Contract labour		2,560
Dues and Subscription	101	
Equipment rental		1,832
Legal and professional	20,531	5,212
Meals and entertainment		168
Miscellaneous	239	
Office Rent	1,073	4,525
Office Supplies		908
Repairs and meintenance		595
Research and development		26,083
Security		543
Telephone and online services	160	3,610
Travel		2,935
Utilities		74
TOTAL OPERATING EXPENSES	22,193	51,973
OTHER ITEMS		
Unrealized gain/(loss) on currency transactions	-	(4,460)
TOTAL OTHER ITEMS	-	(4,460)
NET INCOME (LOSS)	2,715	(54,506)
RETAINED EARNINGS (DEFICIT), beginning of period	-	2,715
RETAINED EARNINGS (DEFICIT), end of period	$ 2,715	$ (51,791)
NET (LOSS) PER SHARE*	$ 1.36	$ (0.01)
* Shares outstanding	2,000	7,699,059

The accompanying notes form an integral part of these financial statements.

KYXPYX TECHNOLOGIES INC.
STATEMENT OF CASH FLOWS
US Dollars
(prepared by management)

	Year Ended March 15 2000	Year Ended March 15 2001
CASH FLOW (USED IN) OPERATIONS ACTIVITES		
Net income (Loss)	$ 2,715	$ (54,506)
Adjustments for items not involving cash		
Amortization		2,346
Changes in non-cash working capital		
Decrease (increase) in accounts receivable		(1,441)
NET CASH FLOW (USED IN) OPERATIONS ACTIVITES	$ 2,715	$ (53,602)
CASH FLOW PROVIDED BY FINANCING ACTIVITIES		
Common stock issued for cash	1	63,169
Increase in amounts due to shareholders	25	4,265
NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES	$ 26	$ 67,434
CASH FLOW (USED IN) INVESTING ACTIVITIES		
Purchase of Capital asset		(12,149)
NET CASH FLOW (USED IN) INVESTING ACTIVITES	$ -	$ (12,149)
Cash and cash equivalent beginning of period	-	2,741
Net Increases (decreases) in Cash	2,741	1,683
Cash and cash equivalent end of period	$ 2,741	$ 4,424

The accompanying notes form an integral part of these financial statements.

1) Incorporation

The Company was incorporated under the laws of the Province of British Columbia on March 15, 1999. The Company's fiscal year end is March 15.

2) Continuance of Operations

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will continue on a going concern basis and that it will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities other than in the normal course of business and at amounts which may differ from those shown in the financial statements. As at March 15, 2001, the Company had working capital of $1,576 and accumulated deficits totaling $51,791

The Company's continuing operations, as intended, are dependent upon its ability to obtain adequate investment funding to complete the development and commercialization of its product. Thereafter, the Company's continuing operations, as intended, will be dependent upon its ability to successfully find markets for its product and on its ability to produce, deliver and support its products.

3) Significant Accounting Policies

a. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

b. Capital Assets

Capital assets are recorded at historical cost. Amortization of capital assets are calculated using the straight-line method at the following annual rates:

Computer equipment	33.33%
Furniture and fixture	33.33%

c. Other Assets

Patents are recorded at cost and are being amortized on the straight line basis over sixty months.

d. Loss Per Share

Loss per share is computed using the weighted average number of common shares outstanding during the period.

e. Foreign Currency Translation

Accounts have been translated into U.S currency under the temporal method as follows:

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets are translated at the exchange rate in effect at the transaction date. Revenue and expense items are translated at the average exchange rate. Gains and losses resulting from changes in exchange rates are reflected in the statement of earnings.

4) Capital Assets

2000

	Cost	Accumulated amortization	Net Value
Computer equipment	$ 10,454	$ 2,097	$ 8,357
Furniture and fixtures	$ 455	$ 75	$ 380

1999

	Cost	Accumulated amortization	Net Value
Computer equipment	$ -	$ -	$ -
Furniture and fixtures	$ -	$ -	$ -

5) Intangible Assets

2000

		Cost		Accumulated amortization		Net Value
Patent	$	1,238	$	174	$	1,064
Goodwill	$	1	$	-	$	1

1999

		Cost		Accumulated amortization		Net Value
Patent	$	-	$	-	$	-
Goodwill	$	-	$	-	$	-

6) Shareholder Advances

The amount due to shareholder is due on demand and is non-interest bearing.

7) Share Capital

a. Authorized 100,000,000 common shares without par value of which 90,000,000 are Class "A" voting common shares and 10,000,000 are Class "B" non-voting common shares.

b. Issued:

	Number of Shares	Amount
Balance March 15, 1999	2,000	$1
Balance March 15, 2000	2,000	$1
Issued Class "A" for cash @ $0.0003 per share	60,000	$20
Issued Class "A" for cash @ $0.34 per share	20,000	$6,796
Issued Class "A" for cash @ $0.38 per share	18,000	$6,796
Issued Class "A" for cash @ $0.0007 per share	11,920,000	$8,090
Issued Class "B" for cash @ $0.0007 per share	1,500,000	$1,011
Issued Class "B" for cash @ $0.34 per share	120,000	$40,456
Balance Class "A" March 15, 2001	12,020,000	$21,703
Balance Class "B" March 15, 2001	1,620,000	$41,467

c. On August 20, 2000, the Company split all of its issued and outstanding shares on a 2,000 for 1 basis. All share data has been retroactively restated to reflect the share split.

8) Related Party transactions

The aggregate amount of revenues generated with parties not at arm's length to the Company consist of the following:

	Year ended March, 2001	Year ended March, 2000
A company controlled by KyxPyx's former President and Director paid fees to the company for consulting services.	$1,922	$ -

9) Differences between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and US GAAP)

The financial statements and the selected financial data have been prepared under Canadian generally accepted accounting principles ("Canadian GAAP") which conform in all material respects with United States generally accepted accounting principles ("U.S. GAAP") for KyxPyx.

KyxPyx Technologies Inc.

[Un-audited]

Six months ended September 15, 2001

KYXPYX TECHNOLOGIES INC.
BALANCE SHEET
US Dollars
(Prepared by management)

	September 15 2000	September 15 2001
ASSETS		
CURRENT ASSETS		
Cash	$ 40,544	$ 6,416
Deposit with Vendors	506	-
Loan receivable	1,908	430
GST Receivable	832	1,181
TOTAL CURRENT ASSETS	43,790	8,027
CAPITAL ASSETS (note 4)	8,806	7,016
INTANGIBLE ASSETS (note 5)	1,186	3,170
TOTAL ASSETS	$ 53,782	$ 18,215
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ -	$ 12,816
Due to Shareholders (note 6)	3,205	10,667
TOTAL CURRENT LIABILITIES	$ 3,205	$ 23,483
STOCKHOLDERS' EQUITY		
Share Capital (note 7)	$ 63,170	$ 63,170
Earnings (Deficit)	(12,592)	(68,439)
TOTAL STOCKHOLDERS' EQUITY	50,577	(5,268)
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 53,782	$ 18,215

The accompanying notes form an integral part of these financial statements.

KYXPYX TECHNOLOGIES INC.
STATEMENT OF LOSS AND ACCUMULATED DEFICIT
US Dollars
(prepared by management)

	Six Months Ended September 15 2000	Six Months Ended September 15 2001
INCOME		
Consulting revenue	$ 1,922	$ 324
Other revenue		
TOTAL REVENUES	$ 1,922	$ 324
OPERATING EXPENSES		
Amortization	$ 521	$ 1,875
Bank Charges	195	314
Contract labour	281	-
Legal and professional	2,252	341
Meals and entertainment	113	-
Office Rent	4,387	643
Office Supplies	699	-
Repairs and meintenance	482	-
Research and development	4,202	13,764
Security	488	-
Telephone and online services	2,425	833
Utilities	74	-
TOTAL OPERATING EXPENSES	16,118	17,769
OTHER ITEMS		
Unrealized gain/(loss) on currency transactions	(1,111)	4,261
Corporate tax expense		(3,464)
TOTAL OTHER ITEMS	(1,111)	797
NET INCOME (LOSS)	(15,307)	(16,648)
RETAINED EARNINGS (DEFICIT), beginning of period	2,715	(51,791)
RETAINED EARNINGS (DEFICIT), end of period	$ (12,592)	$ (68,439)
NET (LOSS) PER SHARE*	$ (0.00)	$ (0.01)
* Shares outstanding	2,583,799	13,640,000

The accompanying notes form an integral part of these financial statements.

KYXPYX TECHNOLOGIES INC.
STATEMENT OF CASH FLOWS
US Dollars
(prepared by management)

	Six Months Ended September 15 2000	Six Months Ended September 15 2001
CASH FLOW (USED IN) OPERATIONS ACTIVITES		
Net income (Loss)	$ (15,307)	$ (16,648)
Adjustments for items not involving cash		
Amortization	521	1,875
Changes in non-cash working capital		
Increase (decrease) in Accounts payable	-	12,816
Decrease (increase) in accounts receivable	(3,246)	(169)
NET CASH FLOW (USED IN) OPERATIONS ACTIVITES	$ (18,032)	$ (2,126)
CASH FLOW PROVIDED BY FINANCING ACTIVITIES		
Common stock issued for cash	63,169	-
Increase in amounts due to shareholders	3,179	6,377
NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES	$ 66,348	$ 6,377
CASH FLOW (USED IN) INVESTING ACTIVITIES		
Purchase of Capital asset	(10,513)	(2,260)
NET CASH FLOW (USED IN) INVESTING ACTIVITES	$ (10,513)	$ (2,260)
Cash and cash equivalent beginning of period	2,741	4,424
Net Increases (decreases) in Cash	37,802	1,992
Cash and cash equivalent end of period	$ 40,544	$ 6,416

The accompanying notes form an integral part of these financial statements.

1) Basis of Presentation

The accompanying un-audited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management all adjustments consisting of normal recurring adjustments, considered necessary for a fair presentation, have been included. Operating results for the interim periods presented are not necessarily indicative of the results to be expected for any subsequent quarter or for the entire year ending March 15, 2002.

2) Incorporation

The Company was incorporated under the laws of the Province of British Columbia on March 15, 1999. The Company's fiscal year end is March 15.

3) Continuance of Operations

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will continue on a going concern basis and that it will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities other than in the normal course of business and at amounts which may differ from those shown in the financial statements. As at September 15, 2001, the Company had a working capital deficit of $15,456 and accumulated deficits totaling $68,439

The Company's continuing operations, as intended, are dependent upon its ability to obtain adequate investment funding to complete the development and commercialization of its product. Thereafter, the Company's continuing operations, as intended, will be dependent upon its ability to successfully find markets for its product and on its ability to produce, deliver and support its products.

4) Significant Accounting Policies

a. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

b. Capital Assets

Capital assets are recorded at historical cost. Amortization of capital assets are calculated using the straight-line method at the following annual rates:

Computer equipment	33.33%
Furniture and fixture	33.33%

c. Other Assets

Patents are recorded at cost and are being amortized on the straight-line basis over sixty months.

d. Loss Per Share

Loss per share is computed using the weighted average number of common shares outstanding during the period.

e. Foreign Currency Translation

Accounts have been translated into U.S currency under the temporal method as follows:

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets are translated at the exchange rate in effect at the transaction date. Revenue and expense items are translated at the average exchange rate. Gains and losses resulting from changes in exchange rates are reflected in the statement of earnings.

5) Capital Assets

September 15, 2001

	Cost	Accumulated amortization	Net Value
Computer equipment	$ 10,450	$ 3,770	$ 6,680
Furniture and fixtures	$ 455	$ 119	$ 336

September 15, 2000

	Cost	Accumulated amortization	Net Value
Computer equipment	$ 8,817	$ 436	$ 8,382
Furniture and fixtures	$ 455	$ 31	$ 424

6) Intangible Assets

September 15, 2001

		Cost		Accumulated amortization		Net Value
Patent	$	3,501	$	332	$	3,169
Goodwill	$	1	$	-	$	1

September 15, 2000

		Cost		Accumulated amortization		Net Value
Patent	$	1,239	$	54	$	1,185
Goodwill	$	1	$	-	$	1

7) Shareholder Advances

The amount due to shareholder is due on demand and is non-interest bearing.

8) Share Capital

a. Authorized 100,000,000 common shares without par value of which 90,000,000 are Class "A" voting common shares and 10,000,000 are Class "B" non-voting common shares.

b. Issued:

	Number of shares	Amount
Balance March 15, 1999	2,000	$1
Issued Class "A" for cash @ $0.0003 per share	60,000	$20
Issued Class "A" for cash @ $0.34 per share	20,000	$6,796
Issued Class "A" for cash @ $0.38 per share	18,000	$6,796
Issued Class "A" for cash @ $0.0007 per share	11,920,000	$8,090
Issued Class "B" for cash @ $0.0007 per share	1,500,000	$1,011
Issued Class "B" for cash @ $0.34 per share	120,000	$40,456
Balance Class "A" September 15, 2000	12,020,000	$21,703
Balance Class "B" September 15, 2000	1,620,000	$41,467
Balance Class "A" September 15, 2001	13,640,000	$63,170

c. On August 20, 2000, the Company split all of its issued and outstanding shares on a 2,000 for 1 basis. All share data has been retroactively restated to reflect the share split.

d. On July 4, 2001, by resolution, all the Class "B" non-voting common shares, issued and non-issued, were converted into Class "A" voting common shares on a 1 for 1 basis leaving 100,000,000 Class "A" voting common shares as the authorized share capital of the company.

9) Related Party transactions

The aggregate amount of revenues generated with parties not at arm's length to the Company consist of the following:

	Six months ended September 15, 2001	Six months ended September 15, 2000
A company controlled by KyxPyx's former President and Director paid fees to the company for consulting services.		$1,922
A company controlled by KyxPyx's secretary and director paid fees to the company for consulting services.	$324	$ -

10) Subsequent events

On September 25, 2001 the company borrowed a total of $12,732 from two of the company's shareholders. The loans are payable on demand and is non-interest bearing.

11) Differences between Canadian and United States Generally Accepted Accounting Principles (Canadian GAAP and US GAAP)

The financial statements and the selected financial data have been prepared under Canadian generally accepted accounting principles ("Canadian GAAP") which conform in all material respects with United States generally accepted accounting principles ("U.S. GAAP") for KyxPyx.

INDEX OF EXHIBITS

SIGNATURES

KyxPyx Technologies Inc. has duly caused this offering statement to be signed on its behalf by the undersigned; thereunto duly authorized, in the City of Vancouver Province of British Columbia on JANUARY 16TH, 2002.

Signature	Title	Date	
		JAN 16TH	, 2002
Kelly Myers	Chief Executive Officer, Director		
		JAN 16TH	, 2002
Stephan Polansky	President, Director		
		JAN 16TH	, 2002
Alexander.J Vesak	Corporate Secretary, Director		

BRITISH COLUMBIA

NUMBER: **581533**

COMPANY ACT

CERTIFICATE OF INCORPORATION

I Hereby Certify *that*

581533 B.C. LTD.

has this day been incorporated under the *Company Act*

Issued *under my hand at Victoria, British Columbia*

on March 15, 1999

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

ARTICLES

OF

581538 B.C. LTD.

Crease Harman & Company
Barristers and Solicitors
800 - 1070 Douglas Street
Victoria, British Columbia V8W 2S8

(Tel. 388-5421)

TABLE OF CONTENTS

68

71

Company Act (British Columbia)

ARTICLES

OF

581583[illegible]4 B.C. LTD.

PART 1 - INTERPRETATION

1.1 *Definitions*

In these Articles, unless the context otherwise requires:

(a) "these Articles" means the articles of the Company from time to time and all amendments thereto, and the words "herein", "hereto", "hereby", "hereunder", "hereof" and similar words refer to these Articles as so defined and not to any particular Part, Article or other subdivision of these Articles;

(b) "board of directors" or "board" means the directors of the Company for the time being, and, in respect of any time during which the Company has only one director, means the sole director of the Company;

(c) "Company" means the company which is named above;

(d) "Company Act" means the *Company Act* of the Province of British Columbia from time to time in force and all amendments thereto, and includes all regulations (and amendments thereto) made pursuant to that Act;

(e) "directors" means the directors or the sole director (as the case may be) of the Company for the time being;

(f) "instrument of transfer" in respect of any share certificate means:

(i) such form of transfer as may appear on the back of the Company's share certificate representing the share proposed to be transferred; or

(ii) such form of separate transfer document as may from time to time be in general use;

(g) "meeting" shall include a resolution consented to in writing by all the directors or members of the Company, as the case may be, pursuant to these Articles;

(h) "Memorandum" means the memorandum of the Company from time to time and all amendments thereto;

(i) "month" means a calendar month;

(j) "non-reporting Company" means a Company that is not a reporting Company;

(k) "register of directors" means the register of directors of the Company, as maintained pursuant to these Articles;

(l) "register of members" means the register of members of the Company, as maintained pursuant to these Articles;

(m) "registered address" of a director means his address as entered in the register of directors;

(n) "registered address" of a member shall be his address as recorded in the register of members;

(o) "share" means a share in the capital stock of the Company; and

(p) "share certificate" means a certificate of title to one or more shares.

1.2 *References to Writing*

Expressions referring to writing include printing, lithography, typewriting, photography and any other means of representing or reproducing words or language in a visible and durable form.

1.3 *References to Signing*

Expressions referring to signing include facsimile, printed or mechanically reproduced signatures and the receipt of messages by cable, telegram, telex, telecopy or any other method of transmitting writing and indicating thereon that the requisite instrument is signed, notwithstanding that no actual original or copy of an original signature appears thereon.

1.4 *Number and Gender*

Unless the context otherwise requires,

(a) all words importing the singular include the plural, and vice versa;

(b) all words importing a specific gender include the masculine, feminine and neuter genders; and

(c) words importing persons include corporations.

1.5 *Undefined Terms*

Unless the context otherwise requires, any term used in these Articles that is not defined in these Articles, but that is defined in the Company Act, shall have the meaning assigned to that term by the Company Act.

1.6 *Company Act Governs Over Memorandum and Articles*

In any conflict among the provisions of these Articles, the Company Act or the Memorandum, or between any two of them, the provisions of

(a) the Company Act take precedence over the Memorandum; and

(b) the Memorandum take precedence over the Articles.

1.7 *Severability*

If any provision of these Articles is void, illegal or invalid, the remaining provisions shall be construed and take effect as if such provision had been omitted.

1.8 *Resolution of Members*

Unless the Company Act, the Memorandum or these Articles otherwise provide, an action to be taken by a resolution of the members may be taken by an ordinary resolution.

PART 2 - SHARES AND SHARE CERTIFICATES

2.1 *Issuance*

Each share certificate shall be issued under the seal of the Company (if the Company has a seal) and shall be signed manually by at least one officer or one director of the Company or by some other person appointed by the directors. Any additional signatures on the certificate may be printed or otherwise mechanically reproduced and a share certificate signed with such form of additional signatures is as valid as if the additional signatures were signed manually, even if any person whose signature is so printed or mechanically reproduced does not hold, on the date of the issue of such share certificate, the office that he is stated on such share certificate to hold. Every share certificate issued by the Company shall be in such form as the directors approve and shall comply with the Company Act.

2.2 *Certificates*

Every member shall be entitled, without payment therefor, to one certificate representing all the shares registered in his name. Every share certificate shall specify the number of shares in respect of which it is issued and whether such shares are fully paid. However, the Company shall not be required to issue share certificates representing redeemable shares if such shares are to be redeemed within one month of the date on which they were allotted.

2.3 *Replacement*

If any share certificate is worn out or defaced, the directors may cancel such certificate and may issue a new certificate in lieu thereof. If the directors are satisfied that any share certificate is lost or destroyed, the directors shall issue a replacement certificate but, prior to the issuance of that replacement certificate, the directors may require the holder of the shares represented by that lost or destroyed certificate to pay such fee and give such indemnity as the directors consider adequate.

2.4 *Splitting Certificates*

On the surrender of a share certificate and the payment of any fee established by the directors, a member of the Company may require the Company to issue to him two or more share certificates representing shares registered in his name, each such new certificate representing a specified number of shares and in the aggregate representing the same number of shares as were represented by the share certificate so surrendered.

2.5 *Delivery of Certificate*

The Company or its transfer agent may deliver any share certificate to a member entitled thereto by sending the certificate, on a prepaid basis, through the post or by courier service to the member at his registered address. Neither the Company nor its transfer agent shall be liable for any loss occasioned to a member if any share certificate so sent is lost in, or stolen from, the mails or courier service.

2.6 *Plurality Delivery*

Share certificates representing shares registered in the names of two or more persons may be delivered to either of such persons. However, in respect of a share or shares registered in the joint names of two or more persons, the Company shall not be required to issue more than one share certificate.

2.7 *Assistance for Purchase of Company's Shares or Debt Obligations*

Save as provided by the Company Act, the Company shall not give financial assistance (whether by means of a loan, a guarantee, the provision of security or otherwise) for the purpose of, or in connection with,

(a) the purchase by any person of; or

(b) the subscription by any person for;

shares or debt obligations issued by the Company or an affiliate of the Company, or upon the security, in whole or in part, of a pledge or other charge upon the shares or debt obligations issued by the Company or an affiliate of the Company.

2.8 *Multiple Registered Holders*

(1) A share held in the names of two or more persons shall be deemed to be held jointly.

(2) Except in the case of the personal representatives or trustees of the estate of a deceased member, the directors may refuse to register in the register of members more than three persons as the joint holders of a share.

(3) Unless the registered holders otherwise request, a share certificate for a share registered in the names of two or more persons shall be delivered to that one of them whose name appears first on the register of members in respect of that share.

PART 3 - ISSUE OF SHARES

3.1 *Unissued Shares*

Subject to these Articles and any direction to the contrary contained in a member's resolution passed at a general meeting authorizing any increase of capital, the issue of shares shall be under the control of the directors. Subject to the rights of the shareholders for the time being, the directors may, at such times and to such persons (including directors) and at such consideration as the directors, in their absolute discretion, consider advisable,

(a) reserve, allot, issue or otherwise dispose of, and

(b) grant options on,

shares that are authorized but not yet issued.

3.2 *Conditions of Allotment*

The provisions of this clause apply at all times during which the Company is a non-reporting Company and the Company Act requires the directors to offer unallotted shares to the members prior to allotting those shares. Before allotting any shares in the capital of the Company, the directors shall first offer those shares

(a) if the Company has only one class of shares in which shares are issued and outstanding, on a pro-rata basis to all the existing members of the Company;

(b) if the Company has more than one class of shares in which shares are issued and outstanding, on a pro-rate basis to the members holding shares of the class proposed to be allotted, and, unless the offer otherwise provides, any offered shares that are not taken up by such members shall then be offered on a pro-rata basis to members holding shares of other classes.

Unless the offer provides to the contrary, no such pro-rata offer may be accepted in part by any member and no such pro-rata offer or proposed allotment may be accepted in part by any proposed allottee. The offer shall be made by notice specifying the number of shares offered, the name of the proposed allottee(s) and the allotment price, and limiting the time for acceptance, which shall not be less than that specified in the Company Act. After the expiration of the time for acceptance or on receipt of written confirmation from the person to whom the offer is made that he declines to accept the offer, and if there are no other members holding shares who should first receive an offer, the directors may for three (3) months thereafter offer the shares to such proposed allottee(s) and in such manner as they think most beneficial to the Company; but the offer to the proposed allottee(s) shall not be at a price less than, or on terms more favourable than, the offer made to the members. Notwithstanding the foregoing provisions of this clause, a member may in writing waive his right to receive an offer in respect of any specific proposed allotment (but may not waive his right generally).

3.3 *Commissions and Brokerage*

The Company may at any time pay a commission, or allow a discount, to any person for subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares or for procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares, but the commission shall not exceed twenty-five percent (25%) of the price of such shares. Any such commission may be satisfied in whole or in part by the issue of shares. The Company may also pay such brokerage as may be lawful and as the directors may determine.

3.4 *Conditions of Issue*

No share may be issued until it is fully paid for and the Company has received the full consideration therefor in cash, property or past services actually performed for the Company. For the purpose of this clause,

(a) a document evidencing indebtedness of the person to whom the shares are allotted is not property; and

(b) the value of property and services shall be the value determined by the directors by resolution to be, in all circumstances of the transaction, the fair market value thereof.

3.5 *Registered Holders*

Save as herein otherwise provided, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof. Except as ordered by a Court of competent jurisdiction or as by statute required, and notwithstanding any actual notice that the Company may have, the Company shall not be bound to recognize any partial, equitable, future or contingent interest in any share, or any right or liability in respect of any share, other than the interest, right and liability of the registered holder.

3.6 *No Par Value Shares*

If any share is without par value, the board may determine the price or consideration at which the Company may issue such share.

3.7 *Existing Rights Not Affected*

The rights and restrictions attached to shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be affected by the creation or issue of further shares ranking pari passu therewith.

3.8 *Subsequent Issuance of Shares*

Except as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation and issuance of new shares shall be considered part of the original capital of the Company and shall be subject to the provisions herein contained with reference to issue and allotment, transfer, transmission, forfeiture, sale, lien, surrender and otherwise.

PART 4 - SHARE REGISTERS

4.1 *Company to Maintain Registers*

The Company shall maintain (or cause to be maintained) within British Columbia, in the form and manner required by the Company Act, the following registers:

(a) a register of members;

(b) a register of transfers;

(c) a register of allotments; and

(d) any other register required to be maintained under the Company Act.

The Company may combine one or more of such registers. If the Company's capital consists of more than one class of shares, separate registers may be kept in respect of each class of shares. The directors may appoint any person to maintain the registers and, if there is more than one class of shares, a different person may be appointed in respect of any separate registers.

4.2 *Branch Registers*

Unless prohibited by the Company Act, the Company may maintain (or cause to be maintained) one or more branch registers of members at such place or places as the directors may from time to time determine.

PART 5 - TRANSFER AND TRANSMISSION OF SHARES

5.1 *Shares Transferable*

Subject to the restrictions and provisions of these Articles, a share shall be transferable. However, the transferor is deemed to remain the holder of any transferred share until the name of the transferee is entered on the register of members as the holder thereof.

5.2 *Instrument of Transfer*

The instrument of transfer of any share in the Company shall be executed by the transferor or his authorized attorney and delivered for registration in accordance with the following procedure:

(a) the execution of the instrument of transfer shall be attested and validated as the board may from time to time reasonably require;

(b) the share certificate representing the share to be transferred shall be deposited at the office of the Company's transfer agent or, if the Company has no transfer agent, at the registered office of the Company, together with an instrument of transfer;

(c) there shall be a separate instrument of transfer for each class of shares proposed to be transferred;

(d) when the transfer agent or the Company receives for the purpose of a proposed transfer of shares an instrument of transfer executed by or on behalf of the registered holder in blank or in favour of a named person, the Company shall, as against the registered holder of the shares,

(i) if the instrument of transfer is executed in blank, be entitled to treat the person delivering the instrument of transfer, or

(ii) if the instrument of transfer is in favour of a named person, be entitled to treat the person so named,

as the beneficial owner of such number of the shares as is specified in the instrument of transfer, or, if no number is specified, the number of shares represented by the share certificate so deposited.

5.3 *Inquiry as to Title Not Required*

The Company, and its directors, officers and agents, are not bound to enquire into any title of any transferor or transferee of any shares to be transferred, and are not liable to

(a) the registered or any intermediate owner or holder of any certificate or any of the shares represented thereby; or

(b) any other person having any interest or claim in respect of any shares

for registering the transfer. When registered, a transfer of shares shall confer upon the person in whose name the shares have been registered a good and valid title to such shares.

5.4 *Title on Transmission*

In the case of the death, bankruptcy or legal incapacity of a member, the only persons recognized by the Company as having any title to the interest of that person in a share shall be:

(a) the legal personal representative of a deceased member who is not one of several joint registered holders of a share;

(b) the surviving joint tenant or tenants of a deceased member who is one of the joint registered holders of a share;

(c) the trustee in bankruptcy of a bankrupt member; and

(d) the committee of a member who is under a legal incapacity.

5.5 *Powers of Personal Representatives Pending Registration*

Upon the death, bankruptcy or legal incapacity of a member, his personal representative, trustee in bankruptcy or committee, although not a member, shall have the same rights, privileges and obligations that attach to the shares held or formerly held by the deceased or bankrupt member if the documents required by the Company Act shall have been deposited at the Company's registered office.

5.6 *Transfer and Transmission Fee*

There shall be paid to the Company in respect of the registration of any transfer such sum, not exceeding that permitted by the Company Act, as the directors may from time to time determine.

5.7 *Transfer Agent*

The Company may appoint one or more persons as its transfer agent for the purpose of issuing, countersigning, registering, transferring and certifying the shares and share certificates of the Company.

5.8 *Shares Held in Fiduciary Capacity*

A share may be registered in the name of a person as executor, administrator, guardian, committee, curator, or trustee of a named person, trust or estate (the person in whose name any share is so registered or so proposed to be registered being herein referred to as a "fiduciary") and

(a) if application is made to issue or transfer any share to a fiduciary, the Company shall be under no obligation to look into the authority of the fiduciary, who shall be presumed, as against the Company, to be acting in accordance with his authority, unless in the case of a transfer of a share, the transfer proposed is from the person whose estate or interest is sought to be represented;

(b) in the case of a transfer by a fiduciary, including a transfer by a fiduciary to himself, the Company shall not be obliged to enquire into the authority of the fiduciary or the propriety of the transaction or to ascertain whether the fiduciary continues to occupy his office at the time of transfer;

(c) in all cases, the Company shall be entitled to act on any order of a court of record wherever constituted or having jurisdiction in proceedings to which the registered holder appears from the order to have been a party, directing a vesting of or declaring the ownership of shares, as evidenced by a copy of the order of the court certified as such under its seal;

(d) as against the Company, any grant of letters probate or letters of administration or order appointing a trustee, guardian, committee, curator or directing a vesting of or declaring the ownership of shares, as evidenced by a certified copy thereof, shall be deemed to be in full force and effect and not to have been amended, revoked or reversed, unless and until there is served on the Company,

(i) a certificate, under the seal of a court of record appearing to have the required jurisdiction, that proceedings have been commenced by way of appeal or otherwise to amend, revoke or reverse the grant or order, or

(ii) a certified copy of an order of a court of record appearing to have the necessary jurisdiction by which the earlier grant or order is amended, revoked or reversed;

(e) any certificate issued under the seal of a court of record, and deposited with the Company or its transfer agent to the effect that any grant or order of that court remains in full force and effect, has not been amended, revoked or reversed and that there is not outstanding with respect to the grant or order any proceeding of the nature referred to in subparagraph (d)(i) shall, as against the Company, create the same presumption as to the validity of the grant or order as though the grant or order bore the same date as the certificate.

5.9 *Refusal to Register*

The transfer agent or registrar may refuse to record the issue or transfer of a share to an infant, bankrupt or person of unsound mind unless the board, having knowledge of the circumstances, expressly approves of the transfer.

5.10 *Retention of Documentation*

All instruments of transfer which are registered shall be retained by the Company or its transfer agent but any instrument of transfer, share certificate and other documentation deposited for the purpose of a transfer that the board declines to register in the register of members shall on demand be returned to the person depositing the same, or other person entitled thereto.

PART 6 - ALTERATION OF CAPITAL

6.1 *Increase of Authorized Capital*

The Company may by ordinary resolution filed with the Registrar amend its Memorandum to increase the authorized capital of the Company by:

(a) creating shares with par value or shares without par value, or both;

(b) increasing the number of shares with par value or shares without par value, or both; or

(c) increasing the par value of a class of shares with par value, if no shares of that class are issued.

6.2 *Other Capital Alterations*

The Company may, upon compliance with the applicable provisions of the Company Act and these Articles and by appropriate resolution, make such other alterations in its authorized capital as are permitted by the Company Act.

6.3 *Creation, Variation and Abrogation of Special Rights and Restrictions*

The Company may alter its Memorandum or these Articles

(a) by special resolution, to create, define and attach special rights or restrictions to any shares, and

(b) by special resolution and by otherwise complying with any applicable provision of its Memorandum or these Articles, to vary or abrogate any special rights and restrictions attached to any shares

and in each case by filing a certified copy of such resolution with the Registrar, but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each class whose right or special right is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class meeting of the holders of the shares of each such class by a majority of three-fourths of the issued shares of such class, or such greater majority as may be specified by the special rights attached to that class of shares.

PART 7 - PURCHASE AND REDEMPTION OF SHARES

7.1 *Company Authorized to Redeem Shares*

Subject to the special rights and restrictions attached to any class of shares, the Company may redeem all or any part of any class of its shares. No such redemption shall be made if the Company is insolvent at the time of the proposed redemption or if the proposed redemption would render the Company insolvent.

7.2 *Partial Redemption*

If the Company proposes at its option to redeem some but not all of the shares of any class, the directors may, subject to the special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed shall be selected.

7.3 *Company Authorized to Purchase Shares*

Subject to the special rights and restrictions attached to any class of shares, the Company may purchase any of its shares at the price and upon the terms specified in such resolution, but no such purchase shall be made if the Company is insolvent at the time of the proposed purchase or if the proposed purchase would render the Company insolvent. Unless the Company is purchasing the shares

(a) through a stock exchange;

(b) from a dissenting member pursuant to the Company Act;

(c) from an employee or former employee; or

(d) pursuant to an order of a court;

the Company shall make its offer to purchase pro rata to every member who holds shares of the class or kind (as the case may be) proposed to be purchased.

7.4 *Company Not to Vote Redeemed or Purchased Shares*

Subject to the provisions of the Company Act, any shares purchased or redeemed by the Company may be sold or issued by it, but, while such shares are held by the Company, the Company shall not exercise any vote in respect of those shares and no dividend shall be paid thereon.

PART 8 - BORROWING POWERS

8.1 *Powers of Directors*

The directors may from time to time on behalf of the Company

(a) borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit;

(b) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and

(c) mortgage or charge (whether by way of specific or floating charge), or give other security over, the whole or any part of the present or future undertaking or property of the Company.

8.2 *Special Rights Attached to and Negotiability of Debt Obligations*

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

8.3 *Register of Debentureholders*

The Company shall keep or cause to be kept, within the Province of British Columbia and in accordance with the Company Act,

(a) a register of its debentures and other debt obligations; and

(b) a register of the holders of its debentures and other debt obligations;

which registers may be combined. Subject to the Company Act, the Company may keep or cause to be kept one or more branch registers at such place or places as the directors may from time to time determine and the directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers.

8.4 *Execution of Debt Obligations*

Every bond, debenture or other debt obligation of the Company shall be signed manually by at least one director or officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture or other debt obligation appointed by the Company or under any instrument under which the bond, debenture or other debt obligation is issued and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture or other debt obligation so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

8.5 *Personal Liability for Debts of Company*

If any director or any other person becomes personally liable for the payment of any amount primarily due from the Company, the directors may execute (or cause to be executed) any mortgage, charge or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the directors or other persons from any loss in respect of such liability.

PART 9 - GENERAL MEETINGS

9.1 *Annual General Meetings*

Subject to these Articles and to the Company Act, the first general meeting of the members of the Company shall be held within fifteen (15) months from the date of incorporation and thereafter an annual general meeting shall be held once in every calendar year at such time, not being more than thirteen (13) months after the holding of the last preceding annual general meeting, and place as the directors shall appoint. In default of a meeting being held within the required time, the meeting shall be held in the month next following the expiry of the required time and may be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the directors.

9.2 *Waiver of Annual General Meeting*

If the Company is a non-reporting Company and if all members entitled to attend and vote at an annual general meeting of the Company consent in writing to the business that would otherwise be required to be transacted at an annual general meeting, it is not necessary for the Company to hold an annual general meeting in respect of that year. Any resolutions so consented to shall be as valid as if they had been passed at an annual general meeting that had been duly convened and held on the date of the written consent. A resolution in writing pursuant to this clause may be in one or more counterparts, each of which may be signed by one or more members or by the duly appointed nominee or proxy on behalf of such members, and which together shall be deemed to constitute a resolution in writing.

9.3 *Classification of General Meetings*

Every general meeting, other than an annual general meeting, shall be called an extraordinary general meeting.

9.4 *Calling of Meeting*

The directors may, whenever they think fit, and they shall, upon the receipt of a requisition made in writing by a member or members holding in the aggregate not less than 1/20th of the whole number of issued shares having voting rights, convene a general meeting of the members of the Company.

9.5 *Requisitions*

Any requisition of members, and the meeting called pursuant thereto, shall comply with the provisions of the Company Act.

9.6 *Notice for General Meetings*

Not less than twenty-one (21) days' notice of any general meeting shall be given in the manner hereinafter mentioned to each person who is, at the time the notice is sent,

(a) registered as the holder of a share entitling him to be present at such meeting; or

(b) a person entitled by law or under these Articles entitled to receive such notice from the Company.

Any such notice shall specify the place, the day and the hour of the meeting, and, in the case of special business, the general nature of that business. The accidental failure to give a notice to any specific person or the non-receipt of a notice by any specific person shall not invalidate the proceedings at any general meeting.

9.7 *Waiver of Notice*

Persons entitled to notice of a general meeting may waive or reduce the required period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting. If all the members are present at any general meeting of the Company, the members may waive the necessity of giving any previous notice of the meeting, and an entry in the minute book of such waiver shall be sufficient evidence of the due convening of the meeting.

9.8 *Special Business*

If any special business includes presenting, considering, approving, ratifying or authorizing the execution of any document, the portion of any notice relating to such document shall be sufficient if the notice states that a copy of the document or proposed document is or will be available for inspection by members at a place in the Province of British Columbia specified in such notice during business hours on any specified working day prior to the date of the meeting.

9.9 *Meeting Where No One to Convene*

If a sole or last surviving director ceases to hold office, any member or personal representative of a deceased member (including an executor of a deceased member who has not yet received a grant of letters probate) may convene an extraordinary general meeting to appoint a director or directors to hold office until the next annual general meeting.

9.10 *Death of Sole or Last Surviving Member Who is Also a Director*

If a sole or last surviving director who was also the only member or only voting member of the Company dies, his personal representative may, before any of the deceased member's shares are transmitted, appoint a director or directors to hold office until the next annual general meeting, and for the purposes of this clause, if such a member dies intestate, the Public Trustee whose office is nearest to the registered office of the Company shall be deemed to be the personal representative until an administrator is appointed by a court of competent jurisdiction.

9.11 *Class Meetings*

Unless these Articles otherwise provide, the provisions of these Articles relating to general meetings shall apply, with the necessary changes and so far as they are applicable, to a class meeting of members holding a particular class of shares but the quorum at a class meeting shall be one person holding or representing by proxy one-third of the shares affected.

PART 10 - PROCEEDINGS AT GENERAL MEETINGS

10.1 *Special Business*

The following business at a general meeting shall be deemed to be special business:

(a) all business at a general meeting other than an annual general meeting; and

(b) all business that is transacted at an annual general meeting, with the exception of

(i) the consideration of the financial statements and the report of the directors and the auditors or accountants thereon,

(ii) the ratification of the acts of the directors,

(iii) changing the number of directors,

(iv) the election of directors,

(v) the appointment of the auditors, if any, and

(vi) such other business as under these Articles ought to be transacted at an annual general meeting, or any business which is brought under consideration by the report of the directors issued with the notice convening the meeting.

10.2 *Requirement for Quorum*

No business, other than the election of a chairman and the adjournment of the meeting, shall be transacted at any general meeting at any time when a quorum is not present. If at any time during a general meeting a quorum ceases to be present, any business then in progress shall be suspended until there is a quorum present or until the meeting is adjourned or terminated, as the case may be.

10.3 *Lack of Quorum*

If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting

(a) if convened by a requisition of members, shall be dissolved; and

(b) if not convened by a requisition of members, shall stand adjourned to the same day in the next week at the same time and place, or to such other subsequent day and hour as the members then present shall determine.

10.4 *Chairman*

The chairman (if any) of the board of directors, or failing him the president, or failing him one of the directors, shall preside as chairman of every meeting of the Company.

10.5 *Alternate Chairman*

If there is no chairman present at any general meeting within fifteen (15) minutes after the time appointed for holding the meeting, the members present shall choose one of their number to be chairman.

10.6 *Adjournment*

The chairman may, with the consent of a meeting at which a quorum is present, and shall, in pursuance of a resolution to that effect, adjourn any meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than the business left unfinished at the meeting from which the adjournment takes place. It shall not be necessary to give notice of an adjournment except when a meeting is adjourned for fifteen days or more, in which case notice shall be given as in the case of an original meeting.

10.7 *Decision by Show of Hands or Poll*

Subject to the provisions of the Company Act, every question put to the vote of any general meeting shall be decided on a show of hands, unless a poll is directed by the chairman or demanded by any individual entitled to vote. A poll may be demanded before or on the declaration of the result of the show of hands. Unless a poll is demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book of the Company, shall be prima facie evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

10.8 *Chairman May Move Resolution*

No resolution proposed at a meeting need be seconded and the chairman of any meeting shall be entitled to move or second a resolution.

10.9 *Manner of Taking Poll*

If a poll is duly demanded as aforesaid, the poll shall be taken in such manner and at such place and time as the chairman of the meeting directs. A poll may be taken at once or after an interval or adjournment not exceeding seven (7) days, except that a poll on the election of a chairman or on a question of adjournment shall be taken forthwith. The result of any poll shall be deemed to be the resolution of the meeting at which the poll is demanded. A demand for a poll may be withdrawn. The chairman shall determine any dispute as to the admission or rejection of a vote and such determination shall be final and conclusive if made in good faith.

10.10 *Demand for Poll Not to Prevent Continuation of Meeting*

A demand for a poll shall not prevent the continuation of a meeting or the transaction of any business other than the question on which a poll has been demanded.

10.11 *Retention of Ballots Cast On A Poll*

Every ballot cast upon a poll, and every proxy appointing a proxyholder who cast a ballot upon a poll, shall be retained by the secretary for the period required by the Company Act and shall be subject to such inspection as the Company Act may provide.

10.12 *Quorum*

Save as herein otherwise provided, a quorum shall be at least one individual present at the meeting and representing, in person or by proxy, shares carrying not less than 51% of the votes eligible to be cast at such meeting. At any adjourned general meeting originally convened by the directors with or without a requisition of members, the members present, whatever their number, shall be a quorum and may transact the business for which the meeting was called. The directors, the secretary or, in his absence, an assistant secretary, and the solicitor of the Company shall be entitled to attend any general meeting, but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he is a member or proxyholder entitled to vote thereat.

10.13 *Deemed Validity of Meeting Evidenced by Minutes*

Minutes of a meeting duly signed by all members of the Company who would have been entitled to vote thereat shall be conclusive evidence that all of the provisions of these Articles relating to the holding of meetings and voting thereat were duly complied with.

10.14 *Resolutions in Lieu of Meetings*

The following resolutions shall be deemed to be as valid and effectual as if such resolution had been passed at a meeting of the Company duly convened and held:

(a) an ordinary resolution consented to in writing by not less than three-fourths of the members who would have been entitled to vote thereon in person or by proxy at a general meeting of the Company; and

(b) a special resolution consented to in writing by every member who would have been entitled to vote thereon in person or by proxy at a general meeting of the Company.

A resolution consented to in writing pursuant to paragraph (a) or (b) may be in one or more counterparts, each of which may be signed by one or more members or by the duly appointed nominee or proxy on behalf of a member, and which together shall be deemed to constitute a resolution in writing.

PART 11 - VOTES OF MEMBERS

11.1 *Number of Votes Per Share or Member*

Subject to any special rights or restrictions as to votes attached to any class of shares and subject to the provisions applicable to joint holders of shares,

(a) on a show of hands, every individual who is present

(i) as a member, or

(ii) as a nominee or proxyholder of one or more members who is not present at the meeting

shall have one vote; and

(b) on a poll, every member present in person or represented by a nominee or a proxyholder shall have one vote for each share of which he is the registered holder.

A member entitled to more than one vote need not, if he votes, use all his votes, or cast all the votes he uses in the same way.

11.2 *Votes of Persons In Representative Capacity*

Any person who is not registered as a member, but who is entitled to vote at any general meeting in respect of a share, may vote the share in the same manner as if he were a member; but, unless the directors have previously admitted his right to vote at that meeting in respect of the share, he shall satisfy the directors of his right to vote the share before the time for holding the meeting, or adjourned meeting, as the case may be, at which he proposes to vote.

11.3 *Votes by Joint Holders*

Any one of the joint registered holders of a share may vote at any general meeting in respect of the share as if he were solely entitled to it. However, if more than one of the joint registered holders of a share is present at any meeting, personally or by proxy, the joint member present whose name stands first on the register in respect of the share shall alone be entitled to vote in respect of that share. Several executors or administrators of a deceased member in whose sole name any share stands shall, for the purpose of this clause, be deemed joint members.

11.4 *Representative of Corporate Member*

Any corporation (not being a subsidiary of the Company) that is a member may by resolution of its directors authorize such person as it thinks fit to act as its representative at any meeting or meetings of the Company, or of any class of members of the Company, and the person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

11.5 *Votes by Committee*

A member of unsound mind, in respect of whom an order has been made by any court having jurisdiction, may vote by his committee, curator bonis, or other person in the nature of a committee or curator bonis appointed by that court, and any such committee, curator bonis, or other person may appoint a proxyholder.

11.6 *Appointment of Proxyholders*

A member holding one or more shares in respect of which he is entitled to vote shall be entitled to appoint one or more (but not more than five) proxyholders to attend, act and vote for him. If such a member appoints more than one proxyholder, the member shall specify the number of shares each proxyholder shall be entitled to vote. A member may also appoint one or more alternate proxyholders to act in the place of an absent proxyholder. A person need not be a member of the Company in order to act as proxy for a member.

11.7 *Instrument of Proxy*

The instrument appointing a proxy shall be in writing under the hand of the appointor, or his attorney duly authorized in writing, or, if the appointor is a corporation, either under its common seal or under the hand of an officer or attorney so authorized. The instrument appointing a proxy may authorize the person so appointed to act as proxy for the appointor at all meetings of members at which the appointor is entitled to attend and vote. A proxy may be valid for more than one meeting but shall cease to be valid one (1) year from its date. Unless, in the circumstances, the Company Act requires any other form of proxy, every instrument of proxy, whether for a specified meeting or otherwise, shall, as nearly as circumstances allow, be in the form or to the effect following, or in any other form that the directors approve:

> I, _______________ , of _______________ , being a member of ______ _________ hereby appoint _____________ (or, failing him, __________ ,) as my proxy to vote for me and on my behalf at the *(ordinary or extraordinary, as the case may be)* general meeting of the Company to be held on the _____ day of __________ , 19 ____ , and at any adjournment thereof (or at any meeting of the Company that may be held during the twelve (12) months immediately following the date hereof).
>
> As witness my hand this ___ day of ________ , 19 ___ .
>
> Signed by the said ______________ in the presence of:

11.8 *Deposit of Proxy*

(1) A proxy and the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy thereof) shall be deposited at the registered office of the Company (or at such other place as is specified for that purpose in the notice calling the meeting) not less than twenty-four (24) hours before the time for holding the meeting at which the person named in the proxy proposes to vote, or shall be deposited with the chairman of the meeting prior to the commencement thereof.

(2) In addition to any other method of depositing proxies provided for in these Articles, the directors may from time to time make regulations permitting the lodging of proxies appointing proxyholders at some place or places other than the place at which a meeting or adjourned meeting of members is to be held and for particulars of such proxies to be cabled, faxed or telegraphed or sent in writing before the meeting or adjourned meeting to the Company or any agent of the Company for the purpose of receiving such particulars and providing that proxies appointing a proxyholder so lodged may be voted upon as though the proxies themselves were produced to the chairman of the meeting or adjourned meeting as required by this Part and votes given in accordance with such regulations shall be valid and shall be counted.

11.9 *Validity of Proxy Vote*

A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death, disability or bankruptcy of the principal or the revocation of the proxy, provided no notice in writing of the death, disability, bankruptcy or revocation shall have been received by the chairman of the meeting before the vote is given.

11.10 *Revocation of Proxy*

Every proxy may be revoked by an instrument in writing

(a) executed by the member giving the same or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation; and

(b) delivered either at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken;

or in any other manner provided by law. A proxy shall, to the extent that it is inconsistent with a proxy of prior date, be deemed to revoke such prior proxy.

11.11 *No Casting Vote*

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

PART 12 - DIRECTORS - APPOINTMENT, POWERS AND DUTIES

12.1 *Responsibility for Management*

The business and affairs of the Company shall be managed by the directors. The directors may exercise all such powers and do all such acts and things as the Company may exercise and do, subject to

(a) such acts and things as are by the Articles, by statute or otherwise lawfully directed or required to be exercised or done by the Company in general meeting;

(b) the provisions of all laws affecting the Company;

(c) the Articles and any rules, not being inconsistent with the Articles, which are made from time to time by the Company in general meeting.

No resolution of the members made in a general meeting shall invalidate any prior act of the directors that would have been valid if that resolution had not been passed.

12.2 *First Director/Number of Directors*

The subscriber or subscribers to the Memorandum are the first directors and shall hold office until their respective successors are elected or appointed. A majority of the subscribers may determine the directors to succeed the first directors and the number of directors. The number of directors may be changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, but shall never be less than

(a) while the Company is a non-reporting company, one; and

(b) while the Company is a reporting company, three.

12.3 *Qualifications of Directors*

A director shall not be required to have any share qualification, but any person not being a member of the Company who becomes a director shall be deemed to have agreed to be bound by the provisions of the Articles to the same extent as if he were a member of the Company.

12.4 *Remuneration and Expenses of Directors*

Subject to the Articles and the Company Act,

(a) each director shall be paid such remuneration, if any, as the board may from time to time determine;

(b) any remuneration so payable to a director who is also an officer or employee of the Company, or who is counsel or solicitor to the Company or otherwise serves it in a professional capacity, shall be in addition to his salary as such officer or employee or to his professional fees (as the case may be);

(c) the board may, by resolution from time to time, award special remuneration out of the funds of the Company to any director who performs any special work or service for, or undertakes any special mission on behalf of, the Company outside the work or services ordinarily required of a director of the Company; and

(d) the directors shall receive reimbursement for such reasonable expenses incurred in attending board, committee or members' meetings or otherwise in respect of the performance by them of their duties as the board may from time to time determine.

12.5 *Appointment of Attorneys*

The directors may from time to time and at any time, by power of attorney, appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions, not exceeding those vested in or exercisable by the directors under these Articles, and for such period and subject to such conditions as the directors may think fit. Any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the directors may think fit and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

12.6 *Directors Interested In Transactions with the Company*

(1) A director who is in any way, whether directly or indirectly, interested in an existing or proposed contract, arrangement or transaction with the Company shall declare the nature and extent of his interest at any actual or deemed meeting of the directors, in accordance with the provisions of the Company Act.

(2) A director shall not vote in respect of any contract, arrangement or transaction in which he is interested, and if he does vote his vote shall not be counted, but such director shall continue to be counted in the quorum present for the meeting at which any vote is taken and may participate in discussions at such meeting.

(3) Subject to the Company Act, subclauses (1) and (2) shall not apply to:

(a) any contract or transaction relating to a loan to the Company by reason only that a director or specified corporation or a specified firm in which the director has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan, or

(b) any contract or transaction made or to be made with, or for the benefit of, an affiliated corporation of which a director is a director, or

(c) any contract or transaction that relates to an indemnity or to insurance, or

(d) any contract or transaction that relates to the remuneration of a director in his capacity as a director.

(4) Subclauses (1) and (2) may at any time be suspended or relaxed to any extent by the Company in general meeting and either generally or in respect of any particular contract, arrangement or transaction, subject at all times to the provisions of the Company Act.

12.7 *Right to Office and Contract With Company*

A director may hold any office or place of profit with the Company, other than auditor, in conjunction with his office of director for such period and on such terms, as to remuneration or otherwise, as the directors may determine. Subject to compliance with the Company Act, no director or intended director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any such office or place of profit or as vendor, purchaser or otherwise.

12.8 *Director Acting in Professional Capacity*

Any director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

12.9 *Alternate Director*

Each director (in this clause referred to as an "appointor") may appoint as his alternate any person who is not disqualified from being a director, such alternate to act in the place of the appointor during the appointor's absence from the Province of British Columbia or inability to attend at any meeting of the directors. If an appointor is absent from any meeting of the directors, the alternate for such appointor shall be entitled to attend, speak, act and vote at such meeting as a director in place of such appointor, and may sign or concur in resolutions and shall exercise and discharge all the powers and duties of the director he represents. No person shall act as an alternate for more than one director at any given time and no director shall act as an alternate for any other director. Any instrument appointing an alternate director shall be delivered to and retained by the Company and until so delivered no alternate director shall be authorized to act as director. If the director making such appointment shall cease to be a director, the person appointed by him shall thereupon cease to have any power or authority as an alternate director. Any appointment so made may be revoked at any time by the appointor. Any revocation of such appointment by an appointor shall be effected by notice in writing to be delivered to the secretary of the Company. No such revocation shall take effect until it is so delivered to the secretary of the Company. The Company is not obligated to remunerate any alternate or to reimburse an alternate for any expense incurred in carrying out his function.

PART 13 - TERMINATION OF DIRECTORSHIP OF DIRECTORS

13.1 *Grounds for Termination*

A director shall cease to hold office as a director when:

(a) his written resignation is delivered to the registered office of the Company or at the time specified in such resignation, whichever is later, or;

(b) he is removed as a director pursuant to the Company Act or these Articles, or;

(c) when he ceases to be qualified to act as a director pursuant to the Company Act.

PART 14 - ELECTION AND RETIREMENT OF DIRECTORS

14.1 *Election at Annual General Meetings*

At each annual general meeting of the Company, all directors shall retire and the Company shall elect a board of directors consisting of the number of directors for the time being fixed pursuant to these Articles. If in any calendar year the Company does not hold an annual general meeting, the directors appointed at the last annual general meeting of the Company shall be deemed to have been elected or appointed as directors on the last day on which the meeting could have been held pursuant to the Company Act and the directors so appointed or elected may hold office until other directors are appointed or elected or until the day on which the next annual general meeting is held.

14.2 *Removal of Directors*

The Company may, in general meeting and by special resolution, remove any director before the expiration of his period of office, and on such removal may by ordinary resolution appoint another person in his stead. The person so appointed shall hold office only during such time as the director in whose place he is appointed would have held office, if he had not been removed.

14.3 *Filling a Casual Vacancy*

The directors shall have the power at any time, and from time to time, to appoint any person as a director to fill a casual vacancy or a vacancy resulting from an increase in the number of directors. Any director so appointed shall hold office only until the next annual general meeting of the Company.

14.4 *Eligibility for Re-Election*

A retiring director is eligible for re-election.

PART 15 - PROCEEDINGS OF DIRECTORS

15.1 *Meetings - Quorum - Chairman*

The directors may meet together at such places as they think fit and adjourn and otherwise regulate their meetings and proceedings as they see fit. The directors may from time to time fix the quorum necessary for the transaction of business and, unless so fixed, such quorum shall be a majority of the board. If the Company has only one director, the quorum necessary for the transaction of business shall be one. The chairman of the board, if any, or in his absence the president of the Company, shall be chairman of all meetings of the board, but if at any meeting neither the chairman of the board nor the president is present within thirty (30) minutes after the time appointed for holding the same or if both the chairman of the board and the president, being present, decline to act, the directors present may choose one of their number to be chairman at such meeting.

15.2 *Call and Notice of Meetings*

(1) A director may at any time, and the secretary, upon the written request of a director, shall call a meeting of the directors.

(2) Notice of a meeting, specifying the time and place of such meeting, shall be either

(a) mailed, postage prepaid, to each director at his registered address at least seventy-two (72) hours before the time fixed for the meeting or such lesser period as may be reasonable under the circumstances; or

(b) given to each director either personally or by leaving it at his usual business or residential address or by telegram, telex, facsimile transmittal or any other method of transmitting visually recorded messages, or orally by telephone directly to the director, at least twenty-four (24) hours before such time or such lesser period as may be reasonable under the circumstances.

(3) Notwithstanding subclause (2), it shall not be necessary to give any director notice of a meeting of directors immediately following

(c) a general meeting at which such director has been elected; or

(d) a meeting of directors at which such director has been appointed.

(4) Notwithstanding subclause (2), if the board has established a regular fixed time and place for the holding of its meetings, no notice of meetings to be held at such regular fixed time and place need be given to any director.

(5) A director may waive notice of a meeting of the board or consent to the reduction of the period of notice convening the meeting, and may give such waiver or such consent before, during or after the meeting.

15.3 *Competence of Quorum*

The meeting of the directors at which a quorum is present shall, while such quorum is present, be competent to exercise all or any of the authorities, power and discretions for the time being vested in or exercisable by the directors.

15.4 *Acts of Directors During Vacancy On Board*

The continuing directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by these Articles as the necessary quorum of directors, the continuing directors may act for the purpose of increasing the number of directors to that number, or of summoning general meetings of the Company but for no other purpose.

15.5 *Appointment of Director's Committees*

The directors may delegate any, but not all, of their powers to committees consisting of such director or directors as they think fit. Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed on it by the directors, and shall report every act or thing done in exercise of such powers to the earliest meeting of directors to be next held after the same shall have been done.

15.6 *Committee Chairman*

A committee may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within ten (10) minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman at the meeting.

15.7 *Committee Meetings*

A committee may meet and adjourn as they think proper. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the chairman shall not have a second or casting vote.

15.8 *Validity of Meetings Where Directorship Deficient*

All acts done by any meeting of the directors, or by a committee of directors or by any person acting as a director shall, notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of such directors or persons acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a director.

15.9 *No Seconding Required*

No resolution proposed at a meeting of the directors or at a meeting of a committee of the directors need be seconded and the chairman of any meeting shall be entitled to move or propose a resolution.

15.10 *Waiver Notice*

Any director of the Company who may be absent either temporarily or permanently from the Province of British Columbia may file at the office of the Company a waiver notice (which may be by letter, telegram, facsimile transmittal or cable) of any meeting of the directors and may at any time withdraw such waiver, and until such waiver is withdrawn, no notice of meetings or directors shall be sent to such director, and any and all meetings of the directors of the Company, notice of which shall not have been given to such director, shall, provided a quorum of the directors is present, be valid and binding upon the Company.

15.11 *No Casting Vote*

Questions arising at any meeting of the directors shall be decided by a majority of votes. In case of an equality of votes, the chairman shall not have a second or casting vote.

15.12 *Resolution In Writing Effective*

A resolution consented to in writing (whether by document, telegram, telex, facsimile transmittal or any other method of transmitting legibly recorded messages) by all the directors shall be as valid and effectual as if it had been passed at a meeting of the directors duly called and held. Such resolution may be in two or more counterparts, which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the directors and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

15.13 *Participation by Telephone or Otherwise*

A director may participate in a meeting of the board or of any committee of the directors by means of conference telephones or other communications facilities by means of which all directors participating in the meeting can hear each other and provided that all such directors agree to such participation. A director participating in a meeting in accordance with this clause shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

PART 16 - OFFICERS

16.1 *President and Secretary Required*

The directors shall from time to time appoint a president and a secretary, and may appoint such other officers, if any, as they may determine, none of whom (save the chairman of the board, if any, and the president) need be directors but each of whom must be qualified to be a director. One person may hold more than one of such offices except that the offices of the president and secretary must be held by different persons if the Company has more than one member.

16.2 *Terms of Appointment*

All appointments of officers shall be made upon such terms and conditions and at such remuneration (whether by way of salary, fee, commission, participation in profits, or otherwise) as the directors may determine, and every such appointment shall be subject to termination at the pleasure of the directors unless otherwise fixed by contract.

16.3 *Disclosure of Conflicting Interests*

Every officer of the Company who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his duties or interests as an officer of the Company shall, in writing, disclose to the president the fact and the nature, character and extent of the conflict.

PART 17 - MINUTES, DOCUMENTS AND RECORDS

17.1 *Minutes To Be Kept*

The directors shall cause minutes to be duly entered in the books provided for the purpose

(a) of all appointments of officers;

(b) of the names of the directors or their alternates present at each meeting of directors and of any committee of directors;

(c) of all orders made by the directors or committees of directors;

(d) of all resolutions and proceedings of general meetings of the Company and of all meetings of the directors and of committees of directors.

17.2 *Records Office*

The secretary shall cause the Company to keep, at its records office or at such other place as the Company Act may permit, the documents, copies of documents, registers, minutes and records which the Company is required by the Company Act to keep at its records office or such other place. The directors may appoint such agent or agents to keep such records, and the Company may enter into such agreements and pay such remuneration or fee to such agents as the directors shall, from time to time, determine.

17.3 *Dissent by Directors*

The directors or the secretary, as required by the Company Act, shall record and keep with the appropriate minutes all dissents or notices of dissent, oral or written, which may be made or delivered pursuant to the Company Act by any member, director or other person.

PART 18 - EXECUTION OF DOCUMENTS

18.1 *Common Seal*

The directors may provide a common seal for the Company, and they shall have power from time to time to destroy the same and substitute a new seal in place thereof.

18.2 *Use of Seal*

The common seal, if any is provided by the directors, shall not be affixed except in the presence of the signing officer or officers determined by or pursuant to these Articles.

18.3 *Contracts Without Seal*

Notwithstanding that a common seal may have been provided by the directors, every contract not required by law to be under seal may be made on behalf of the Company in writing signed by the signing officers determined by or pursuant to these Articles and may in the same manner be varied or discharged, but save as provided pursuant to these Articles no person shall have or be deemed to have authority (express or implied) to execute any such instrument on behalf of the Company.

18.4 *Signing Officers*

The signing officers authorized to affix the common seal of the Company (if any is provided by the directors) and to execute contracts without the common seal shall be such person or persons who may be authorized by resolution of the directors. The following persons shall be deemed to have been so authorized:

(a) at any time during which the Company has more than one director,

(i) any two officers (provided that those offices are held by different persons), or

(ii) any two directors; and

(b) at any time during which the Company has only one director, either

(i) the president, signing alone, or

(ii) the sole director, signing alone; and

(c) for the purpose of certifying under the seal of the Company copies of extracts from

(i) the Memorandum or Articles of the Company,

(ii) minutes of meetings or resolutions of the members or the board or committees of the board, or

(iii) any other instrument executed or issued by the Company,

the secretary or assistant secretary, if any;

Such authorized person or persons shall sign every instrument to which the seal of the Company is affixed in his or their presence. A resolution of the directors directing the general use of the seal, if any, may at any time be passed by the directors and shall apply to the use of the seal until countermanded by another resolution of the directors.

18.5 *Mechanically Reproduced Signatures*

The signature of any officer or director of the Company may, if authorized by the board, be printed, lithographed, engraved or otherwise reproduced upon any instrument or document to be signed, executed or issued by the Company or by any such officer or director; and any instrument on which the signature of any such person is so reproduced by authorization of the board shall be as valid to all intents and purposes as if it had been signed manually by such person, and notwithstanding that the person whose signature is so reproduced is deceased or has ceased to hold office at the date of the execution, delivery or issue of such document.

PART 19 - DIVIDENDS AND RESERVE

19.1 *Declaration of Dividends*

The directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the directors as to the amount of such funds or assets available for dividends shall be conclusive. Funds and assets properly available for the payment of the dividends shall include income, retained earnings, contributed surplus, capital surplus, unrealized appraisal surplus and any other surplus account of the Company. The Company may pay any dividend wholly or in part by the distribution of specific assets and in particular by paid-up shares, bonds, debentures or other securities of the Company or any other corporation or in any one or more such ways as may be authorized by the Company or the directors. If any difficulty arises with regard to such a distribution, the directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any members are entitled shall be made to any member on the basis of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the directors.

19.2 *Declared Dividend Date*

Any dividend declared on shares of any class by the directors may be made payable on such date as is fixed by the directors.

19.3 *Proportionate to Number of Shares Held*

Subject to the rights of members (if any) holding shares with special rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of shares of each class held.

19.4 *Reserve*

The directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Company may be properly applied, and pending such application such reserved funds may, in the discretion of the directors, either be employed in the business of the Company or be invested in such investments as the directors may from time to time think fit. The directors may also, without placing the same in reserve, carry forward such funds as they think prudent not to divide.

19.5 *Receipts from Joint Holders*

If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonus or other moneys payable in respect of the share.

19.6 *No Interest On Dividends*

No dividend shall bear interest against the Company. If the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

19.7 *Payment of Dividends*

Any dividend, bonus or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post and directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the holder or holders. The mailing of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of any tax deducted shall not be paid to the appropriate taxing authority.

19.8 *Capitalization of Undistributed Surplus*

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any undistributed surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

19.9 *Payment of Cash in Lieu of Fractional Share*

Notwithstanding any other provision of these Articles, if any dividend would otherwise result in any member being entitled to a fractional part of a share, the directors shall have the right to pay such member, in place of that fractional share, the cash equivalent thereof calculated on the par value thereof or, in the case of shares without par value, calculated on the price or consideration for which such share was or was deemed to be issued, and the directors shall have the further right and complete discretion to carry out such distribution and to adjust the rights of the members with respect thereto on as practical and equitable a basis as possible, including the right to arrange through a fiscal agent or otherwise for the sale, consolidation or other disposition of those fractional shares on behalf of those members of the Company.

19.10 *Right of Set-off*

The directors may deduct from any dividend payable to any member on or in respect of a share, all sums of money, if any, presently payable by him to the Company.

PART 20 - ACCOUNTS

20.1 *Accounts to be Kept*

The directors shall cause records and books of accounts to be kept as necessary to properly record the financial affairs and conditions of the Company and to comply with the provisions of statutes applicable to the Company.

20.2 *Location of Accounts*

The directors shall determine the place at which the accounting records of the Company shall be kept and those records shall be open to the inspection of any director during the normal business hours of the Company but, save as provided by the Company Act or as may be determined by resolution of the directors by ordinary resolution, no member shall be entitled to inspect any accounting records of the Company.

20.3 *Financial Statement for General Meetings*

The directors shall from time to time at the expense of the Company cause to be prepared and laid before the Company in general meeting such financial statements and reports as are required by the Company Act.

20.4 *Copies of Statements*

Every member shall be entitled to be furnished once, on demand and without charge therefor, with a copy of the latest annual financial statement of the Company and, if so required by the Company Act, a copy of each such annual financial statement and interim financial statement shall be mailed to each member.

PART 21 - NOTICES

21.1 *Notice to Member or Director*

A notice may be given to any member or director

(a) personally;

(b) by sending it by post or courier service on a prepaid basis addressed to the member or director at his registered address; or

(c) if the member or director has given a facsimile number to the Company for the purpose of receiving notices, by facsimile transmission to such number.

21.2 *Notice to Joint Holders*

A notice may be given by the Company to joint members in respect of a share registered in their names by giving the notice to the joint member first named in the register of members in respect of that share.

21.3 *Notice to Personal Representatives*

A notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending it by post or courier service on a prepaid basis addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the persons claiming to be so entitled, or until that address has been so supplied, by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

21.4 *Effective Notice*

Any notice or document sent to any member in a manner described in clause 21.1 shall, notwithstanding that the member is then deceased and whether or not the Company has notice of his death, be deemed to have been duly served in respect of any registered shares, whether held solely or jointly with other persons by that deceased member, until some other person is registered in his place as the member or joint member in respect of those shares, and that service shall for all purposes of these Articles be deemed a sufficient service of such notice or document on his personal representatives and all persons, if any, jointly interested with him in those shares.

21.5 *Deemed Service of Notice*

Any notice shall be deemed to have been served or received

(a) if sent by post, on the second business day following that on which the notice was posted (but not counting any day on which the normal delivery of the mail is interrupted by a labour dispute or any act of God), and in proving such service or receipt it shall be sufficient to prove that the envelope or wrapper containing the notice was properly addressed and posted;

(b) if personally delivered, on the day of such delivery;

(c) if sent by facsimile transmission before 4:30 P.M. on a business day, on the day of transmission; and

(d) if sent by facsimile transmission after 4:30 P.M. or on a day other than a business day, on the next business day after the day of transmission.

21.6 *Exclusion of Day of Delivery*

If a notice is required to be given or a document to be delivered a specific period of time before or after the occurrence of some event or before or after some specific date or time, the day of giving or delivery shall not, unless it is otherwise provided, be counted in calculating the period of time.

21.7 *Persons to Receive Notice*

Notice of every general meeting shall be given in the manner authorized by these Articles, to:

(a) every member holding a share or shares carrying the right to vote at such meetings on the record date or, if no record date was established by the directors, on the date of the mailing;

(b) the personal representative of a deceased member;

(c) the trustee in bankruptcy of a bankrupt member; and

(d) the auditor, if any, of the Company.

PART 22 - INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS AND EMPLOYEES

22.1 *Directors of the Company and Directors of Subsidiaries*

Subject to the provisions of the Company Act, the directors

(a) shall cause the Company to indemnify every director and former director of the Company; and

(b) may cause the Company to indemnify any director or former director of a corporation of which the Company is or was a shareholder;

and the heirs and personal representatives of any such person against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of being or having been a director of the Company or a director of such corporation, including any action brought by the Company or any such corporation, provided only that such director or former director acted in good faith and was not grossly negligent. Each director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

22.2 *Officers of Company and Subsidiaries and Their Agents*

Subject to the provisions of the Company Act, the directors may cause the Company to indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a shareholder (notwithstanding that he is also a director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. In addition to the foregoing, the Company shall indemnify the secretary or an assistant secretary of the Company (if he shall not be a full time employee of the Company and notwithstanding that he is also a director) and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the secretary by the Company Act or these Articles, and the secretary and each assistant secretary shall, on being appointed, be deemed to have contracted with the Company on the terms of the foregoing indemnity.

22.3 *Extent of Indemnity*

The indemnification provided by these Articles shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Articles or any valid and lawful agreement, or otherwise howsoever, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall enure to the benefit of the heirs, executors and administrators of such person. Notwithstanding any other provisions set forth in these Articles, the indemnification authorized by these Articles shall be applicable only to the extent that any such indemnification shall not duplicate indemnity or reimbursement which that person has received otherwise under these Articles.

22.4 *Failure to Comply*

The failure of a director or officer of the Company to comply with the provisions of the Company Act or of the Memorandum or these Articles shall not invalidate any indemnity to which he is entitled under these Articles. The determination of any action, suit or proceeding by judgment, order, settlement, conviction or otherwise shall not, of itself, create a presumption that the person did not act honestly and in good faith and in the best interests of the Company and did not exercise the care, diligence and skill of a reasonably prudent person and, with respect to any criminal action or proceeding, did not have reasonable grounds to believe that his conduct was lawful.

22.5 *Limitation of Liability*

Subject to the Company Act, no director or officer or employee for the time being of the Company shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the board for the Company, or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Company shall be invested or for any loss or damages arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited or for any loss occasioned by any error of judgment or oversight on his part or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his own wilful act or default, negligence, breach of trust or breach of duty.

22.6 *Directors May Rely*

Directors may rely on the accuracy of any statement of fact represented by an officer of the Company to be correct or upon statements in a written report of the auditor of the Company and shall not be responsible or held liable for any loss or damage resulting from the paying of any dividends or otherwise acting in good faith upon any such statement.

22.7 *Insurance*

The directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a director, officer, employee or agent of the Company or as a director, officer, employee or agent of any corporation of which the Company is or was a shareholder and his heirs or personal representatives against any liability incurred by him as such director, officer, employee or agent.

22.8 *Specific Indemnities*

The directors are authorized from time to time to cause the Company to give indemnities to any director, officer, employee, agent or other person who has undertaken or is about to undertake any liability on behalf of the Company or any corporation controlled by it.

PART 23 - PROHIBITIONS

23.1 *Transfers Restricted*

No transfer of shares shall be entered in the register of members without prior approval of the directors. Notwithstanding anything contained in these Articles, the directors may in their absolute discretion decline to register any transfer of shares and shall not be required to disclose their reasons therefor.

23.2 *Membership Restricted*

The number of members for the time being of the Company is not to equal or exceed that number which, pursuant to the laws of any jurisdiction applicable to the Company or its right to issue its securities, would make the Company subject to the laws of such jurisdiction relating to the public issue and trading in the securities of the Company.

23.3 *Share or Debt Offerings*

No shares or debt obligations of the Company shall be offered to the public for subscription or sale.

PART 24 - LIEN AND FORFEITURE

24.1 *Lien*

The Company shall have a lien on

(a) every share; and

(b) all dividends payable on every share;

for all moneys presently payable to the Company by the registered holder or holders, but the board may at any time declare any share to be wholly or in part exempt from such lien.

24.2 *Forfeiture*

A statutory declaration of a director or officer of the Company that a lien of the Company has been exercised or a share forfeited and stating the date of the exercise or forfeiture shall be conclusive evidence of the facts therein stated.

24.3 *Joint Owners, Trustees and Beneficiaries*

The Company shall not exercise a lien created by this Part by application of shares or dividends:

(a) if the shares or dividends are owned jointly, unless all joint owners are indebted in respect of the indebtedness that is in default; or

(b) if the shares or dividends are held by a trustee with respect to indebtedness of

(i) the trustee, unless the trustee would have been permitted to charge the shares or dividends as security for the indebtedness; or

(ii) a beneficiary, unless the beneficiary or the trustee would have been permitted to charge the shares or dividends for the indebtedness.

24.4 *Condition Precedent to Sale of Forfeited Share*

The Company may sell, in such manner as the board thinks fit, any share on which the Company has a lien, but no such sale shall be made unless

(a) some amount in respect of which the lien exists is presently payable; and

(b) twenty-one days have passed after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share or to the person entitled to the share by reason of such holder's death or bankruptcy.

24.5 *Proceeds of Sale of Forfeited Share*

The proceeds of any sale of a forfeited share shall be applied as follows:

(a) firstly, in payment of such part of the amount in respect of which the lien exists as is presently payable;

(b) secondly, held in reserve to provide for the payment of such part of the balance of the amount as is payable at a fixed time; and

(c) thirdly, in payment of the expenses incurred in forfeiting the shares;

and any residue shall be paid to the registered holder of the share.

24.6 *Purchaser of a Forfeited Share*

The purchaser of a forfeited share shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the sale.

(Signature of Subscriber)

GUY CHARLES WHITMAN
(Full Name of Subscriber)

DATED THE 26TH DAY OF FEBRUARY, 1999.

BRITISH
COLUMBIA

NUMBER: **581533**

CERTIFICATE
OF
CHANGE OF NAME

COMPANY ACT

I Hereby Certify *that*

581533 B.C. LTD.

has this day changed its name to

KYXPYX TECHNOLOGIES INC.

Issued *under my hand at Victoria, British Columbia*
on April 13, 2000

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

SUBSCRIPTION AGREEMENT

KyxPyx Technologies Inc.
Suite 100 – 1847 West Broadway,
Vancouver, British Columbia, Canada,
V6M 2L9

Dear Sir:

I have been advised that KyxPyx Technologies Inc., a British Columbia, Canada, corporation, (the "Company") wishes to raise a maximum of One Hundred and Fifty Thousand Dollars ($150,000) from various persons such as myself by selling up to 1,000,000 shares of the Company's Common Stock, no par value (the "shares"), at a price of Ten Cents ($0.15) per share. The complete Offering is as follows: Each Unit consists of one (1) fully paid and non-assessable Common share and one half (1/2) non-transferable Common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder thereof to purchase one (1) additional Common share at an exercise price of $1.00 during the first six months from the closing of the Offering (the "Closing"); $1.50 per Common share after six months but before 12 months from the Closing; $2.00 between 12 months and eighteen months from the Closing; and $2.50 per Common share after 18 months but before 24 months from the Closing. Each unit consists of one (1) fully paid and non-assessable Common Share and one half (1/2) Common share purchase warrant. Each purchase warrant shall entitle the holder thereof to purchase one (1) additional Common share in the capital of the Company at an exercise price of $0.125 per Common share during the first year from the date of the closing of the Offering; $0.15 per Common share between the 13th month and the 24th month from the date of the closing of the Offering.

This Offering is being conducted directly by the company (no underwriter is being used in this Offering) which proposes to offer the units on an all or nothing basis (all units offered herein must be sold) and will be selling the securities on behalf of the company.

The Offering Price has been arbitrarily determined solely by the Company. The Offering will begin on the effective date of this Offering Circular and continue for six months until we have either sold all of the units or terminated the Offering. The funds from the sale of the units will be held in trust until all of the units are sold. In the event the offering is not fully subscribed, all proceeds from the sale of any units held in trust will be returned to the subscribers with interest at prime plus 1 percent.

I also confirm with my signature below that this Subscription Agreement is one of a number of such subscriptions for Units. By signing this Subscription Agreement, I offer to purchase from the Company the number of Units set forth below on the terms specified herein. The Company reserves the right, in its complete discretion, to reject any subscription offer. If my offer is accepted, the Company will execute a copy of this Subscription Agreement and return it to me. I understand that commencing on the date of this Memorandum all funds received by the Company in full payment of subscriptions for Units will be deposited in a trust account with the Company's corporate attorney.

1. Representations and Warranties.

I, the Purchaser, represents and warrants to the Company that:

a. The address set forth below is my true and correct residence, and I have no intention of becoming a resident of any other province, state or jurisdiction.

b. I have received the offering memorandum. All documents, records and books pertaining to the Company and the Units requested by me, including all pertinent records of the Company, financial and otherwise, have been made available or delivered to me.

c. Other than as set forth in the Memorandum, no person or entity has made any representation or warranty whatsoever with respect to any matter or thing concerning the Company and this Offering, and I am purchasing the Units based solely upon my own investigation and evaluation.

The foregoing representations and warranties are true and accurate as of the date hereof, shall be true and accurate as of the date of the delivery of the funds to the Company and shall survive such delivery. If, in any respect, such representations and warranties are not true and accurate prior to delivery of the funds, you will give written notice of the fact to me, specifying which representations and warranties are not true and accurate and the reasons therefor.

2. Revocation.

I will not cancel, terminate or revoke this Subscription Agreement or any agreement made by myself hereunder and this Subscription Agreement shall survive my death or disability.

3. Termination of Agreement.

If this subscription is rejected by the Company, then this Subscription Agreement shall be null and void and of no further force and effect and no party shall have any rights against any other party hereunder.

4. Governing Law.

This Subscription Agreement shall be governed by and construed in accordance with the substantive law of the Province of British Columbia.

5. Entire Agreement.

This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only in writing and executed by all parties.

6. **Ownership Information.**

Please print here the total number of Units to be purchased, and the exact name(s) in which the Units will be registered.

Total Units:__________________

Name:____________________________________

Residence and Street Address:

____

City, Province, Postal Code:

____

Mailing Address: (Complete only if different from residence)

____

City, Province, Postal Code:

____

Phone Numbers

Home: (_______)______________________

Business: (_______)____________________

Facsimile: (_______)____________________

Dated this ____ day of ______________, 20__.

Signatures

____
Witness

____
Subscriber

ACCEPTED:
KyxPyx Technologies Inc.

By: __________________________

____
President

Dated: ________________________, 2001

TECHNOLOGY LICENSE AGREEMENT

Between:

Kyxpyx Technologies Inc.
(hereinafter referred to as "Kyxpyx")

And:

Global Internet Communications Inc.
(hereinafter referred to as "GIC")

This Technology License (the "Agreement") is entered into and effective as of this 31st day of December, 2000 (the "Effective Date") between Kyxpyx Technologies, Inc., a British Columbia, Canada, corporation, with its principal place of business at Suite 800 – 1070 Douglas, Victoria, B.C., Canada, ("Kyxpyx") and Global Internet Communications Inc., a British Columbia, Canada, corporation, with its principal place of business at 2305 - 1050 Burrard Street, Vancouver, B.C., Canada, ("GIC").

RECITALS

WHEREAS Kyxpyx wishes to license that part of its streaming video technology for the purpose of allowing GIC to market the Kyxpyx Internet streaming video to the pharmaceutical industry; and

WHEREAS GIC wishes to market and offer the Kyxpyx 's streaming video technology to the pharmaceutical industry;

NOW THEREFORE, for good and valuable consideration, which is acknowledged and received by the respective parties, Kyxpyx and GIC enter into this Agreement on the following terms and conditions:

1.0 Definitions

1.1 "*Derivative Work(s)*" means any revision, modification, translation, abridgment, condensation, expansion, collection, compilation or other form in which an existing work may be recast, transformed, ported or adapted and which is a "derivative work" under Canadian or U.S. copyright law.

1.2 *"Independent Work(s)"* means any work, or portion thereof, that is independently developed and performs the same or similar functions as certain technology, but is not a Derivative Work of such technology.

1.3 "*Intellectual Property Rights*" means all intellectual property rights worldwide arising under statutory or common law, and whether or not perfected, including, without limitation, all (i) patents and patent applications owned or licensable by a party hereto ("Patent Rights"); (ii) rights associated with works of authorship including copyrights, copyright applications, copyright registrations; (iii) rights relating to the protection of trade secrets and confidential information; (iv) any right analogous to those set forth in this Section 1.0 and any other proprietary rights relating to intangible property (other than trademark, trade dress, or service mark rights); and (v) divisions, continuations, renewals, reissues and extensions of the foregoing (as and to the extent applicable) now existing, hereafter filed, issued or acquired.

1.4 *"ISV"* means the Internet streaming video service" which is GIC's service to provide real time visual/video and audio streaming between two or more parties and between one party and a location or an environment.

1.5 *"Subsidiary"* means a corporation, partnership, limited liability company, unincorporated association, or other entity (a) greater than 50% of whose combined voting power of the total issued and outstanding voting stock (representing the right to vote for the election of directors or other management authority) is, now or hereafter, owned or controlled, directly or indirectly, by a party hereto (a "Parent"), and is actually controlled or managed by such Parent, or (b) which does not have outstanding shares or securities, as may be the case in a partnership or limited liability company, but greater than 50% of whose ownership as equity interest is, now or hereafter, owned or controlled, directly or indirectly, by a Parent and is actually managed or controlled by such Parent.

1.6 *" Kyxpyx"* means Kyxpyx Technologies, Inc..

1.7 *"GIC"* means Global Internet Communications Inc..

1.8 "*Technology*" means the Kyxpyx Internet streaming video technology.

1.9 *"Term"* shall mean the duration of this Agreement.

1.10 "*Upgrades*" means any new releases and versions of the ISV by Kyxpyx which include, but are not limited to, bug fixes, modifications, variations or enhancements of the ISV and which are delivered to GIC pursuant to the terms of this Agreement.

2.0 LICENSE GRANTS

2.1 Source Code and Development License to Technology.

a. Kyxpyx hereby grants to GIC, and GIC hereby accepts from Kyxpyx, an irrevocable (without regard to any termination or expiration of this Agreement, except as provided in Section 11.1), worldwide, exclusive, non-transferable license (except has herein provided), under the Intellectual Property Rights of Kyxpyx, to use, view and display the ISV for the sole purposes of developing and marketing the ISV worldwide to the pharmaceutical industry;

b. Kyxpyx does not grant to GIC a perpetual and irrevocable (without regard to any termination or expiration of this Agreement, except as provided in Section 11.1), worldwide, non-exclusive, non-transferable license (except has herein provided), under the Intellectual Property Rights of Kyxpyx, to sublicense and distribute the ISV to any third party.

2.2 **Branding and Trademarks.**

GIC shall be able to, at its sole discretion, determine, create and develop any branding of the ISV and register any trademarks to be associated with the ISV as it relates to the marketing of the ISV to the pharmaceutical industry.

2.3 **Value Adds**

The parties understand and agree that during the Term, GIC may, at its sole discretion, create and develop value added products and services which will compliment the ISV.

2.4 **Ownership**

a. **Ownership by Kyxpyx.**

Kyxpyx retains all right, title and interest in and to the Technology, Documentation, Upgrades, Kyxpyx -authored Derivative Works, Kyxpyx -authored Independent Works and Kyxpyx bug fixes and associated Intellectual Property Rights.

b. **Ownership by GIC.**

GIC retains all right, title and interest in and to GIC-authored Derivative Works of the ISV, value added products and services, GIC-authored Independent Works of the ISV, subject to Kyxpyx's underlying rights in the ISV and associated Intellectual Property Rights.

c. **Grant of Rights.**

c.1 Kyxpyx grants GIC worldwide exclusive non-transferable, non-assignable (except has herein provided) rights set forth in the Agreement subject to the following terms and conditions:

a. GIC agrees to obtain Kyxpyx's written agreement prior to any use of the ISV not set forth in this Agreement.

b. GIC agrees to promptly return to Kyxpyx or promptly destroy ISV in the event there is a material breach of this Agreement and all grace periods have expired.

c. The rights granted to GIC by Kyxpyx are limited only insofar as they remain in tact pursuant to this Agreement as long as this Agreement remains in force. Any material breach followed by the expiration of any grace periods shall cause all rights to use the ISV to revert back to Kyxpyx.

c.2. Kyxpyx warrants that it has the authority and right to grant the limited license described in this Agreement to GIC.

2.6 Contractors.

GIC may retain third parties to furnish services to it in connection with GIC's creation and development of ISV related products and services as it relates to marketing the ISV to the pharmaceutical industry; and provided, that such third parties undertake obligations of confidentiality by executing a Non-Disclosure Agreement respecting such work and shall use such work only on behalf of GIC.

3.0 SUPPORT AND UPGRADES

3.1 During the Term, Kyxpyx may provide to GIC any Upgrades to the ISV. Kyxpyx shall promptly notify GIC of the nature of any Upgrades or other planned modifications to the Technology that affect the ISV directly or indirectly.

3.2 During the Term, Kyxpyx shall promptly provide to GIC all upgrades, versions and translations of the Documentation as it relates to the ISV when such upgrades, versions and translations of the Documentation are reasonably available.

4.0 PAYMENT

4.1 License Fees.

In consideration of the rights granted GIC in this Agreement, GIC shall pay Kyxpyx a royalty as follows:

a. The rights granted under this Agreement are limited to three (3) years from the date of execution of this Agreement, with an option by GIC to extend for another (3) three years. At the end of the second three (3) year period, this Agreement terminates unless a new agreement is negotiated and entered into by the parties;

b. GIC shall pay to Kyxpyx a royalty on the following sliding scale:

   (a) five percent (5%) of net income after tax on the first $1,000,000 (one million dollars);

   (b) three percent (3%) of net income after tax on the following $3,000,000 (three million dollars);

   (c) two percent (2%) of net income after tax on the following $5,000,000 (five million dollars);

   (d) one percent (1%) of net income after tax above $9,000,000 (nine million dollars).

d. The payment in 5.1(b) shall be received by Kyxpyx from GIC at the end of each quarter and in the event payment is not forthcoming at that time, GIC has a three (3) week grace period in which to make said payment.

4.2 <u>Support Fees</u>.

GIC may be required to pay fees for Upgrades. However, those fees shall be negotiated and contracted for when Upgrades are contemplated or completed.

4.3 <u>Taxes</u>.

All payments required by this Agreement shall be made in Canadian dollars. Each party shall bear its own federal and provincial income taxes in connection with the transactions described in this Agreement.

5.0 ADDITIONAL AGREEMENT OF PARTIES

5.1 <u>Notices</u>.

GIC shall not remove any copyright notices, trademark notices, patent notices or other proprietary legends of Kyxpyx contained on or in the Technology, the ISV or their respective Documentation.

5.2 <u>End User Support</u>.

a. If GIC determines that a problem or problems identified by GIC or an end user customer is the result of the Technology, the ISV or an Upgrade, GIC may contact Kyxpyx for advice and assistance. Kyxpyx shall use reasonable efforts to provide an oral or written solution or solutions to the problem(s) that includes such detail as will permit one of GIC's technicians to develop and implement a complete solution or set of solutions to fix the problem(s).

GIC is not authorized to make any representation or warranty on behalf of Kyxpyx to its end users or third parties. GIC shall provide technical and maintenance support service for its end user customers in accordance with what will be GIC's standard support practices. Kyxpyx shall not be responsible for providing any support to GIC's customer service representatives or end users.

5.3 <u>Marketing</u>.

The parties are not required to cooperate on mutually agreeable marketing and promotional activities relating to the ISV. All press announcements concerning this Agreement and the planned first use of the ISV shall be at the sole discretion of GIC.

5.4 Use of GIC's Name.

GIC hereby authorizes Kyxpyx to use GIC's name in press announcements, advertising and marketing prepared by or on behalf of Kyxpyx for the Technology, provided that GIC will have the right to prior approval or disapproval of the use of its name in all cases.

5.5 Patent Non-Assertion.

a. Non-Assertion by GIC.

(i) Kyxpyx agrees that it shall not commence any action against GIC for infringement by the use, offer for use of the ISV, not including any Upgrades thereto. In the event that GIC develops an independent work, an Upgrade independent of any hardware or software developed by Kyxpyx, Kyxpyx shall not commence any action against GIC for infringement of the Kyxpyx copyright or patent of the independent work.

(ii) If Kyxpyx notifies GIC in writing of a patent issue pursuant to Section 5.5(a)(i), the parties shall enter into binding arbitration to decide the issue. The parties further agree that any license established through such arbitration shall include a termination provision whereby the license may be terminated by GIC if Kyxpyx makes a claim or commences any action against GIC or its subsidiary for infringement of the Intellectual Property Rights of the Kyxpyx Technology or Upgrades. If no patent license agreement is established, GIC agrees that it will take no action against Kyxpyx or Kyxpyx's subsidiaries for twelve (12) months after it notifies Kyxpyx pursuant to Section 5.5(a)(i). For a given Upgrade, if no patent license agreement is established, GIC will not be granted rights under Section 2, except to the extent necessary to meet the obligations established by other Sections of this Agreement.

6.0 REPRESENTATIONS AND WARRANTIES; DISCLAIMER

6.1 Representations and Warranties of Kyxpyx.

Kyxpyx hereby represents and warrants that:

(a) Kyxpyx Technologies Inc. is a corporation in good standing that is incorporated in the Province of British Columbia.

(b) Kyxpyx has authorized the person who has signed this Agreement for Kyxpyx to execute and deliver this Agreement to GIC on behalf of Kyxpyx;

(c) it has not previously granted and will not grant any rights in the Technology as it relates to the ISV to any third party that are inconsistent with the rights granted to GIC in this Agreement;

(d) the ISV will be free from defects in materials and workmanship for a period of seven hundred and twenty (720) days after delivery. Kyxpyx's sole liability with respect to breach of this warranty is to fix the defective parts of ISV. Except as expressly provided in this Section 6.1(d), Kyxpyx licenses the ISV and Documentation to GIC on an "AS IS" basis.

6.2 Representations and Warranties of GIC.

GIC hereby represents and warrants that:

(a) Global Internet Communications Inc. is a corporation in good standing that is incorporated in the Province of British Columbia.

(b) GIC has authorized the person who has signed this Agreement for GIC to execute and deliver this Agreement to Kyxpyx on behalf of GIC;

(c) it has not previously granted and will not grant any rights in the ISV to any third party that are inconsistent with the rights granted to Kyxpyx herein.

6.3 General Disclaimer.

EXCEPT AS SPECIFIED IN THIS AGREEMENT, ALL EXPRESS OR IMPLIED REPRESENTATIONS AND WARRANTIES, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT, ARE HEREBY DISCLAIMED.

6.4 Limitation.

The warranties set forth in this Article 6.0 are expressly subject to Section 10.0 (Limitation of Liability).

7.0 CONFIDENTIAL INFORMATION

7.1 Confidential Information.

For the purposes of this Agreement, "Confidential Information" means the Source Code form of the Technology and ISV, Kyxpyx -authored Derivative Works of the Technology, the GIC-authored Independent Works or Upgrades of the Technology, and information that relates to (i) Kyxpyx hardware or software, (ii) GIC hardware or software, (iii) the customer lists, business plans and related information of either party, and (iv) any other technical or business information of the parties, including the terms and conditions of this Agreement. In all cases, information which a party wishes to be treated as "Confidential Information" shall be marked as "confidential" or "proprietary" (or with words of similar import) in writing by the disclosing party on any tangible manifestation of the information transmitted in connection with the disclosure, or, if disclosed orally, designated as "confidential" or "proprietary" (or with words of similar import) at the time of disclosure or within a reasonable time thereafter unless the circumstances of the disclosure indicate that such disclosure is intended by a party to be confidential.

7.2 <u>Preservation of Confidentiality</u>.

The parties agree that all disclosures of Confidential Information (as defined under Section 7.1 above) shall be governed by and treated in accordance with the terms of the Confidential Disclosure Agreement (the "CDA") attached hereto as Exhibit "B" and incorporated herein by reference, modified as follows:

(a) The definition of "Confidential Information" shall be as set forth in Section 7.1 above notwithstanding any definition set forth in the CDA;

(b) The use of Confidential Information shall be limited to the scope of the license provided in this Agreement;

(c) the obligations of confidentiality expressed in the CDA shall extend three (3) years beyond termination or expiration of this Agreement, except with respect to Source Code form of the Technology, which shall be held confidential in perpetuity; and

(d) the term of the CDA shall extend to coincide with the Term for purposes of disclosures of Confidential Information for purposes of this Agreement.

8.0 INDEPENDENT DEVELOPMENT

Notwithstanding any other provision of this Agreement, GIC shall have no obligation to market, sell, license or otherwise distribute the Technology or Derivative Works thereof, either alone or in any product or service and, except as provided in Section 7.0, nothing in this Agreement shall be construed as restricting GIC's ability to acquire, license, develop, manufacture or distribute technology that is similar to the Technology of the ISV and performs the same or similar functions as the Technology and the ISV, or to market and sell such similar technology in addition to, or in lieu of, the Technology and ISV. GIC agrees that the terms stated in this Section 8.0 does not constitute a license grant by Kyxpyx to GIC of any Kyxpyx Intellectual Property Rights and that GIC's license rights to are set forth in other Sections of this Agreement.

9.0 INDEMNIFICATION

9.1 <u>Indemnification by Kyxpyx</u>.

a. Kyxpyx shall, at its expense and GIC's request, defend any claim or action brought against GIC and GIC's affiliates, directors, officers, employees, agents and independent contractors, that arises from or is related to any claim that (a) the ISV infringes any copyrights or trade secrets; and (b) Kyxpyx's Independent Works and Derivative Works of the ISV that infringes any copyrights or trade secrets of GIC; and Kyxpyx will indemnify and hold GIC harmless from and against any costs, damages and fees reasonably incurred by GIC, including but not limited to fees of attorneys and other professionals, that are attributable to such claim. In the event of a claim against GIC by a third party related to the ISV, Kyxpyx shall promptly elect and provide notice to GIC that Kyxpyx will indemnify and defend GIC with respect to such claim or decline to provide such defense and indemnity.

b. GIC shall have the right to employ separate counsel at GIC's expense and participate in the defense of any claim or action. Kyxpyx shall reimburse GIC upon demand for any payments made or loss suffered by it at any time after the date hereof, based upon the judgment of any court of competent jurisdiction or pursuant to a bona fide compromise or settlement of claims, demands, or actions, in respect to any damages related to any claim or action under this Section 9.1.

c. Kyxpyx may not settle any claim or action under this Section 9.1 on GIC's behalf without first obtaining GIC's written permission, which permission will not be unreasonably withheld. In the event GIC and Kyxpyx agree to settle a claim or action, Kyxpyx agrees not to publicize the settlement without first obtaining GIC's written permission, which permission will not be unreasonably withheld.

d. Notwithstanding the foregoing, should the ISV or portion thereof be held to constitute an infringement or use as contemplated by this Agreement be enjoined or be threatened to be enjoined, Kyxpyx shall promptly notify GIC and immediately, at Kyxpyx's expense: (i) procure for GIC the right to continue use the ISV or portion thereof, as applicable, as licensed in this Agreement; or (ii) replace or modify the ISV or portion thereof with a version that is non-infringing, provided that the replacement or modified version satisfies all applicable needs of GIC to successfully market ISV. If (i) or (ii) are not available to Kyxpyx, in addition to any damages or expenses reimbursed under this Section 9.1, Kyxpyx shall refund to GIC all amounts paid to Kyxpyx by GIC under this Agreement.

9.2 <u>Indemnification by GIC</u>.

a. GIC shall, at its expense and Kyxpyx's request, defend any claim or action brought against Kyxpyx and Kyxpyx's affiliates, directors, officers, employees, agents and independent contractors, that arises from use of the ISV and independent works as Upgrades that GIC uses. And GIC will indemnify and hold Kyxpyx harmless from and against any costs, damages and fees reasonably incurred by Kyxpyx, including but not limited to fees of attorneys and other professionals, that are attributable to such claim. GIC shall: (i) provide Kyxpyx reasonably prompt notice in writing of any such claim or action and permit Kyxpyx, through counsel mutually acceptable to GIC and Kyxpyx, to answer and defend such claim or action; and (ii) provide Kyxpyx information, assistance and authority, at Kyxpyx's expense, to help GIC to defend such claim or action. GIC will not be responsible for any settlement made by Kyxpyx without GIC's written permission, which permission will not be unreasonably withheld.

b. Kyxpyx shall have the right to employ separate counsel at Kyxpyx's expense and participate in the defense of any claim or action. GIC shall reimburse Kyxpyx upon demand for any payments made or loss suffered by it at any time after the date hereof, based upon the judgment of any court of competent jurisdiction or pursuant to a bona fide compromise or settlement of claims, demands, or actions, in respect to any damages related to any claim or action under this Section 9.2.

c. GIC may not settle any claim or action under this Section 9.2 on Kyxpyx 's behalf without first obtaining Kyxpyx's written permission, which permission will not be unreasonably withheld. In the event GIC and Kyxpyx agree to settle a claim or action, GIC agrees not to publicize the settlement without first obtaining Kyxpyx 's written permission, which permission will not be unreasonably withheld.

9.3 THIS ARTICLE STATES THE ENTIRE LIABILITY OF THE PARTIES WITH RESPECT TO INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHTS BY THE ISV. THE PARTIES SHALL HAVE NO LIABILITY WITH RESPECT TO INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OF EACH OTHER AND ANY THIRD PARTY AS A RESULT OF USE OR LICENSE OF THE ISV OTHER THAN AS STATED HEREIN.

10.0 LIMITATION OF LIABILITY

10.1 <u>Limitation of Liability</u>.

Except for express undertakings to indemnify under this Agreement:

a. Each party's liability to the other for claims relating to this Agreement, whether for breach or in tort, shall be limited to the license fees paid by GIC to Kyxpys for the ISV; and

b. IN NO EVENT WILL EITHER PARTY BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT (INCLUDING LOSS OF PROFITS, USE, DATA, OR OTHER ECONOMIC ADVANTAGE), NO MATTER WHAT THEORY OF LIABILITY, EVEN IF THE EXCLUSIVE REMEDIES PROVIDED FOR IN THIS AGREEMENT FAIL OF THEIR ESSENTIAL PURPOSE AND EVEN IF EITHER PARTY HAS BEEN ADVISED OF THE POSSIBILITY OR PROBABILITY OF SUCH DAMAGES. FURTHER, LIABILITY FOR SUCH DAMAGE SHALL BE EXCLUDED, EVEN IF THE EXCLUSIVE REMEDIES PROVIDED FOR IN THIS AGREEMENT FAIL OF THEIR ESSENTIAL PURPOSE.

c. The provisions of this Section 10.0 allocate the risks under this Agreement between Kyxpyx and GIC and the parties have relied upon the limitations set forth herein in determining whether to enter into this Agreement.

11.0 DEFAULT PROVISIONS

11.1 Default and Remedies; Termination.

a. GIC agrees that if, at any time during the Term and for a period of ten (10) years thereafter, GIC or any of its officers, directors or agents willfully and intentionally breaches a material provision of this Agreement and GIC fails to cure such breach within a period of one (1) month after the date that Kyxpyx provides GIC with notice thereof, Kyxpyx shall have the right to terminate this Agreement and terminate the license grants set forth in Section 2, inclusive of any Upgrades, versions or successors thereto. GIC's rights under Section 2 of this Agreement with respect to Upgrades it develops shall survive any expiration or termination of this Agreement.

b. GIC may terminate this Agreement only if Kyxpyx fails to deliver ISV in satisfaction of GIC's acceptance criteria after notice to Kyxpyx and an opportunity to cure, in accordance with Section 12.6.

c. Except as expressly stated in this Section 11.2 and in Section 12.6, the parties agree that in the event that either party breaches any material term of this Agreement, the non-breaching party shall deliver notice thereof to the breaching party and the breaching party shall have thirty (30) days from receiving such notice to cure such breach. If the breach continues after such 30-day period, the non-breaching party's sole remedies shall be to (1) terminate this agreement and (2) seek monetary damages in a court of competent jurisdiction.

11.2 Effect of Expiration or Termination.

In the event of expiration of this Agreement in accordance with Section 11.1 or termination in accordance with Section 11.1(c), GIC shall be authorized to continue exercising all of the rights granted pursuant to Section 2 of this Agreement, subject to its losing the exclusivity granted by Section 2. All licenses or sublicenses granted by either party under the terms of this Agreement prior to expiration or termination shall remain in full force and effect and shall not be affected by termination or expiration.

11.3 No Waiver.

The failure of either party to enforce any provision of this Agreement shall not be deemed a waiver of that provision.

11.4 Survival.

The parties' rights and obligations under Sections 2.0, 5.0, 5.4, 6.0, 7.0, 8.0, 9.0, 10.0, and 11.0 shall survive expiration or termination of this Agreement, except that Section 2 of this Agreement shall not survive termination of this Agreement pursuant to Section 11.1(c).

12.0 MISCELLANEOUS

12.1 Notices.

All notices must be in writing and delivered either in person or by certified mail or registered mail, postage prepaid, return receipt requested, or by confirmed e-mail to the person(s) and address specified below. Such notice will be effective upon receipt.

Kyxpyx Technologies Inc.
800-1070 Douglas
Victoria, BC Canada V8N 2S8
e-mail address: k_meyers@kyxpyx.com

Global Internet Communications
2305 - 1050 Burrard Street,
Vancouver, B.C. Canada V6Z 2S3
e-mail address: globalinternetcom@yahoo.com

12.2 Partial Invalidity.

If any term or provision of this Agreement is found to be invalid under any applicable statute or rule of law then, that provision notwithstanding, this Agreement shall remain in full force and effect and such provision shall be deleted unless such a deletion would frustrate the intent of the parties with respect to any material aspect of the relationship established hereby, in which case, this Agreement and the licenses and rights granted hereunder shall terminate.

12.3 Complete Understanding.

This Agreement and the Exhibits hereto constitute and express the final, complete and exclusive agreement and understanding between the parties with respect to its subject matter and supersede all previous communications, representations or agreements, whether written or oral, with respect to the subject matter hereof. This Agreement may not be modified, amended, rescinded, canceled or waived, in whole or in part, except by a written instrument signed by the parties.

12.4 Compliance with Laws.

The ISV, including technical data, may be subject to U.S. export control laws, including the U.S. Export Administration Act and its associated regulations, and may be subject to export or import regulations in other countries. GIC agrees to comply strictly with all such regulations and acknowledges that it has the responsibility to obtain such licenses to export, re-export or import the Technology or ISV as may be required after delivery to GIC.

12.5 Disclaimer of Agency.

The relationship created hereby is that of licensor and licensee and the parties hereby acknowledge and agree that nothing herein shall be deemed to constitute GIC as a franchisee of Kyxpyx. GIC hereby waives the benefit of any state, provincial or federal statutes dealing with the establishment and regulation of franchises.

12.6 Delivery and Acceptance.

On the Effective Date or as soon as practicable, Kyxpyx shall deliver to GIC one (1) complete copy of the deliverables set forth in Exhibit A (i.e., the ISV and the Documentation). Within thirty (30) days after receiving such deliverables, GIC shall confirm that the ISV conforms to GIC's reasonable expectations. If GIC notifies Kyxpyx of a non-conformance, Kyxpyx shall promptly address the discrepancies between what GIC expected and what Kyxpyx delivered. If the amended copy of the ISV also does not conform to the GIC's reasonable expectations, GIC shall have the option to terminate this Agreement.

12.7 Assignment and Change in Control.

This Agreement may not be assigned by either party except as herein provided without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed, except that either party may assign this Agreement to a majority-owned subsidiary.

12.8 Construction.

This Agreement will be fairly interpreted in accordance with its terms and without any strict construction in favor of or against either party.

12.9 Force Majeure.

Except for the obligation to pay money, neither party shall be liable to the other party for non-performance of this Agreement, if the non-performance is caused by events or conditions beyond that party's control and the party gives prompt notice under Section 12.1 and makes all reasonable efforts to perform.

12.10 Exhibits.

The following are included herein by reference as integral parts of this Agreement:

- Exhibit "A" - Description of ISV and Documentation
- Exhibit "B" - Confidential Disclosure Agreement

12.11 Section References.

Any reference contained herein to an article of this Agreement shall be meant to refer to all subsections of the article.

12.12 Governing Law.

The law that governs the interpretation and enforcement of the Agreement is the laws of the Province of British Columbia.

12.13. Headings.

Headings used in this Agreement are provided for convenience only and shall not be used to construe meaning or intent.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives.

Signed this 31st day of December, 2000.

______________________ ______________________

Witness Kyxpyx Technologies Inc.

______________________ ______________________

Witness Global Internet Communications Inc.

EMPLOYMENT, CONFIDENTIALITY AND NON-COMPETITION AGREEMENT

This Agreement dated the 28 day of August, 2000

Between

KyxPyx Technologies, Inc.

(Hereinafter referred to as the "Company")

and:

Kelly Meyers

(Hereinafter referred to as the "Employee")

For good and valuable consideration, which is acknowledged received by the respective parties, the Company employees the Employee on the following terms and conditions.

1. Term of Employment.

Subject to the provisions for termination set forth below, this Agreement will begin on the date of execution.

2. Salary.

The Company shall pay the Employee a salary of no more than Cdn$2,500 per month for the services of the Employee, payable at the first of every month. Payment shall commence on the date to be decided by the Board of Directors.

3. Duties and Position.

The Employee shall have the position of web designer and systems administrator and be responsible for all technological and technical issues arising in the use of the Kyxpyx Technologies Inc. Internet streaming video technology. The Employee's duties may be reasonably modified at the Company's discretion from time to time.

4. Employee to Devote Full Time to Company.

The Employee shall devote full time, attention, and energies to the business of the Company, and, during his employment, will not engage in any other business activity, regardless of whether such activity is pursued for profit, gain, or other pecuniary advantage unless the Company consents in writing. The Employee is not prohibited from making personal investments in any other businesses provided those investments do not require active involvement in the operation of said companies.

5. Reimbursement of Expenses.

The Employee may incur reasonable expenses for furthering the Company's business, including expenses for entertainment, travel, and similar items. The Company shall reimburse the Employee for all business expenses after the Employee presents an itemized account of expenditures, pursuant to Company policy.

6. Vacation.

The Employee shall be entitled to a vacation every year and its duration and vacation pay shall be determined by the Board of Directors.

7. Disability.

If the employee cannot perform the duties because of illness or incapacity for a period of more than 2 (two) months, the compensation otherwise due during said illness or incapacity will be reduced by 50 (fifty) percent. The Employee's full compensation will be reinstated upon return to work. However, if the Employee is absent from work for any reason for a continuous period of over 4 (four) months, the Company may terminate the Employee's employment, and the Company's obligations under this Agreement will cease on that date.

8. Termination of Agreement.

Without cause, the Company may terminate this Agreement at any time upon 60 (sixty) days written notice to the Employee. If the Company requests, the Employee shall continue to perform his duties and may be paid his regular salary up to the date of termination. Without cause, the Employee may terminate his employment upon 30 (thirty) days' written notice to the Company. The employee may be required by the Company to perform his duties and shall be paid the regular salary to date of termination. Notwithstanding anything to the contrary contained in this Agreement, the Company may terminate the Employee's employment upon 60 (sixty) days' notice to the Employee, and shall pay the employee regular salary up to the date of termination and any severance allowance negotiated after this Agreement is executed as if the Company had terminated this Agreement without cause, should any of the following events occur:

a) The sale of substantially all of the Company's assets to a single purchaser or group of associated purchasers; or

b) The sale, exchange, or other disposition, in one transaction of the majority of the Company's outstanding corporate shares;

c) The Company's decision to terminate its business and liquidate its assets;

d) The merger or consolidation of the Company with another company;

e) Bankruptcy or chapter 11 reorganization.

9. Death Benefit.

Should the Employee die during the term of employment, the Company shall pay to Employee's estate any compensation due through the end of the second month in which death occurred.

10. Non-Competition Provisions

Unless approved by the company in writing, the Employee hereby agrees not to directly or indirectly compete with the business of the Company and its successors and assigns anywhere in the world during the period of employment and for a period of 3 (three) years following termination of employment and notwithstanding the cause or reason for termination. The term "not compete" as used herein shall mean that the Employee shall not own, manage, operate, consult or to be employed in a business substantially similar to, or competitive with, the present business of the Company or such other business activity which the Company may substantially engage during the term of employment. The Employee acknowledges that the Company shall or may in reliance of this Agreement provide the Employee access to trade secrets, customers and other confidential data and good will. Subject to the provisions of paragraph 18 herein, the Employee agrees to retain said information as confidential and not to use said information on his or her own behalf or disclose same to any third party.

11. Assistance in Litigation.

The Employee shall upon reasonable notice, furnish such information and proper assistance to the Company as it may reasonably require in connection with any litigation in which it is, or may become, a party either during or after employment.

12. Effect of Prior Agreements.

This Agreement supersedes any prior agreement between the Company or any predecessor of the Company and the Employee, except that this Agreement shall not affect or operate to reduce any benefit or compensation inuring to the Employee of a kind elsewhere provided and not expressly provided in this Agreement.

13. Settlement by Arbitration.

Any claim or controversy that arises out of or relates to this Agreement, or the breach of it, shall be settled by arbitration in accordance with the rules of the arbitration Act in force in the jurisdiction where the Company's head office is located. A judgment upon the award rendered may be entered in any court with jurisdiction. The Company and the Employee may together waive this provision of the Agreement and settle their dispute in a court of competent jurisdiction.

14. Limited Effect of Waiver by Company.

Should the Company waive any breach of any provision of this Agreement by the Employee, that waiver will not operate or be construed as a waiver of further breach by the Employee. Should the Employee waive any breach of any provision of this Agreement by the Company, that waiver will not operate or be construed as a waiver of further breach by the Company.

15. Severability.

If, for any reason, any provision of this Agreement is held invalid, all other provisions of this Agreement shall remain in effect.

16. Assumption of Agreement by Company's Successors and Assignees.

The Company's and Employee's respective rights and obligations under this Agreement will inure to the benefit and be binding upon the Company's and Employee's respective successors and assignees.

17. Oral Modifications Not Binding.

This instrument is the entire Agreement of the Company and the Employee. Oral changes have no effect. This Agreement may be altered only by a written agreement signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought.

18. Non-Disclosure Provisions

For the purposes of this Agreement, "Confidential Information" means the Source Code form of the Kyxpyx streaming video technology (the "Technology"), Company-authored Derivative Works of the Technology and information that relates to (i) Company hardware or software, (ii) the customer lists, business plans and related information of either party, and (iii) any other technical or business information of the parties, including the terms and conditions of this Agreement. In all cases, information which a party wishes to be treated as "Confidential Information" shall be marked as "confidential" or "proprietary" (or with words of similar import) in writing by the disclosing party on any tangible manifestation of the information transmitted in connection with the disclosure, or, if disclosed orally, designated as "confidential" or "proprietary" (or with words of similar import) at the time of disclosure or within a reasonable time thereafter unless the circumstances of the disclosure indicate that such disclosure is intended by a party to be confidential.

The parties agree that all disclosures of Confidential Information shall be governed by and treated in accordance with the terms of the Confidential Disclosure Agreement (the "CDA") attached hereto as Exhibit "A" and incorporated herein by reference, modified as follows:

(a) The definition of "Confidential Information" shall be as set forth herein notwithstanding any definition set forth in the CDA;

(b) the obligations of confidentiality expressed in the CDA shall extend 3 (three) years beyond termination or expiration of this Agreement, except with respect to Source Code form of the Technology, which shall be held confidential in perpetuity; and

(c) the term of the CDA shall extend to coincide with the Term for purposes of disclosures of Confidential Information for purposes of this Agreement.

19. Obligation to Disclose Confidential Information to Employee.

Nothing herein shall require the Employer to disclose any of its information to the Employee.

20. Destruction of Confidential Information.

At the Employer's option, any documents or other media held or controlled by the Employee containing Confidential Information may be destroyed by the Employee. The Employee shall provide a written certificate to the Employer regarding destruction within ten (10) days thereafter.

21. Confidentiality and Effects of Bankruptcy, Receivership, etc.

The obligation not to disclose shall not be affected by bankruptcy, receivership, assignment, attachment or seizure procedures, whether initiated by or against the Employee, nor by the rejection of any agreement between Employer and Employee, by a trustee of the Employee in bankruptcy, or by the Employee as a debtor-in-possession or the equivalent of any of the foregoing under local law.

22. No License.

Nothing contained herein shall be construed as granting or conferring any rights by license or otherwise in any Confidential Information. It is understood and agreed that neither party solicits any change in the organization, business practice, service or products of the other party, and that the disclosure of Confidential Information shall not be construed as evidencing any intent by a party to purchase any products or services of the other party nor as an encouragement to expend funds in development or research efforts. Confidential Information may pertain to prospective or unannounced products. The Employee agrees not to use any Confidential Information as a basis upon which to develop or have a third party develop a competing or similar product.

23. No Publicity.

The Employee agrees not to disclose the terms and conditions of the Agreement.

24. Governing Law and Equitable Relief.

The provisions of this Agreement shall be governed and construed in accordance with the laws of the jurisdiction in which the Company has its head office and the Employee consents to the exclusive jurisdiction of the Court in that jurisdiction for any dispute arising out of this Agreement. The Employee agrees that in the event of any breach or threatened breach by him, the Employer may obtain, in addition to any other legal remedies which may be available, such equitable relief as may be necessary to protect the Employer against any such breach or threatened breach.

25. Copyright

The copyright in an work done by the Employee shall be held by the Employer, unless otherwise agreed to in writing by both parties prior to the work being done.

27. Headings.

Headings used in this Agreement are provided for convenience only and shall not be used to construe meaning or intent.

Signed this 28 day of AUGUST 2000

Witness

KyxPyx Technologies, Inc.
A.J. Vesak

Witness

Kelly Myers

EXHIBIT "A"

CONFIDENTIAL DISCLOSURE AGREEMENT

BI-LATERAL DISCLOSURE

KyxPyx Technologies Inc., and Kelly Myers agree as follows:

1. (a) The information disclosed under this Agreement ("Information") includes the following: Kyxpyx Information: business information related to its Technology associated technologies, licensing practices and fees, research and development plans, customers, and marketing and future business plans.

(b) The permitted use of Information is for the purpose of employment obligations by the Employee.

2. This Agreement covers all Information that has been disclosed between the Company, its officers, directors and consultants. Each party's obligations regarding Information expires 3 (three) years after the date of disclosure (except for Kyxpyx Technology source code, which shall be protected in perpetuity). Information shall be used solely as permitted above, and shall not be disclosed to a third party other than a subsidiary, agent, or subcontractor of the receiving party who has agreed to be bound by the terms of this Agreement. Each party shall protect Information of the other party using the same degree of care, but not less than a reasonable degree of care, as such party to protect its own confidential information. Upon termination of this Agreement or the disclosing party's written request, the receiving party shall cease use of Information and return or destroy all information.

3. Each party shall be obligated to protect only Information: (a) disclosed in tangible form clearly labeled as confidential or proprietary at the time of disclosure; or (b) disclosed in non-tangible form, identified as confidential or proprietary at the time of disclosure, and summarized in writing, designated as confidential or proprietary, and delivered to the other party within thirty (30) days after disclosure.

4. This Agreement imposes no obligation upon the receiving party with respect to Information which: (a) was in the possession of, or was known by, the receiving party prior to its receipt from the disclosing party, without an obligation to maintain its confidentiality; (b) is or becomes generally known to the public without violation of this Agreement; (c) is obtained by the receiving party from a third party, without an obligation to keep such information confidential; or (d) is independently developed by the receiving party without use of Information.

5. Disclosure of the other party's Information is not prohibited if prior notice is given to the other party and such disclosure is: (a) compelled pursuant to a legal proceeding or (b) otherwise required by law. Information is delivered "AS IS," and all representations and warranties, express or implied, including fitness for a particular purpose, merchantability,

and noninfringement, are hereby disclaimed. Neither party has an obligation to sell or purchase any item from the other party. Neither party shall be liable for any special, incidental, consequential or punitive damages by reason of any alleged breach of this Agreement based on any theory of liability. Nothing is this Agreement shall be construed as a representation that the receiving party will not develop or acquire information that is the same as or similar to Information, provided that the receiving party does not do so in breach of this Agreement. The receiving party agrees that any breach of this Agreement will result in irreparable harm to the disclosing party for which damages would be an inadequate remedy and, therefore, in addition to its rights and remedies otherwise available at law, the disclosing party shall be entitled to equitable relief, including injunction, in the event of such breach. The receiving party does not acquire any rights in Information, except the limited rights to use Information as described above.

6. This Agreement constitutes the entire agreement between the parties concerning its subject matter. All additions or modifications to this Agreement must be made in writing and must be signed by an authorized representative of each party. The parties agree to comply strictly with all applicable export control laws and regulations. Any action relating to this Agreement will be governed by British Columbia law.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives.

Signed this _____ day of _______________ 2001.

Witness

KyxPyx technologies, Inc.
A.J. Vesak

Witness

Kelly Myers

EMPLOYMENT, CONFIDENTIALITY AND NON-COMPETITION AGREEMENT

This Agreement dated the 1st day of February, 2001.

Between

Global Internet Communications Inc.

(hereinafter referred to as the "Company")

and:

Kelly Meyers

(hereinafter referred to as the "Employee")

For good and valuable consideration, which is acknowledged received by the respective parties, the Company employees the Employee on the following terms and conditions.

1. Term of Employment.

Subject to the provisions for termination set forth below, this Agreement will begin on the date of execution.

2. Salary.

The Company shall pay the Employee a salary as decided by the Board of Directors for the services of the Employee, payable at the first of every month. Payment shall commence on the date to be decided by the Board of Directors.

3. Duties and Position.

The Employee shall have the position of Chief Technology Officer and be responsible for all technological and technical issues arising in the use of the Kyxpyx Technologies Inc. Internet streaming video technology. The Employee's duties may be reasonably modified at the Company's discretion from time to time.

4. Employee to Devote Part Time to Company.

The Employee shall devote part time, attention, and energies to the business of the Company, and, during his employment, may engage in any other business activity,. The Employee is not prohibited from making personal investments in any other businesses provided those investments do not require active involvement in the operation of said companies.

5. Reimbursement of Expenses.

The Employee may incur reasonable expenses for furthering the Company's business, including expenses for entertainment, travel, and similar items. The Company shall reimburse the Employee for all business expenses after the Employee presents an itemized account of expenditures, pursuant to Company policy.

6. Vacation.

The Employee shall be entitled to a vacation every year and its duration and vacation pay shall be determined by the Board of Directors.

7. Disability.

If the employee cannot perform the duties because of illness or incapacity for a period of more than 2 (two) months, the compensation otherwise due during said illness or incapacity will be reduced by 50 (fifty) percent. The Employee's full compensation will be reinstated upon return to work. However, if the Employee is absent from work for any reason for a continuous period of over 4 (four) months, the Company may terminate the Employee's employment, and the Company's obligations under this Agreement will cease on that date.

8. Termination of Agreement.

Without cause, the Company may terminate this Agreement at any time upon 60 (sixty) days written notice to the Employee. If the Company requests, the Employee shall continue to perform his duties and may be paid his regular salary up to the date of termination. Without cause, the Employee may terminate his employment upon 30 (thirty) days' written notice to the Company. The employee may be required by the Company to perform his duties and shall be paid the regular salary to date of termination. Notwithstanding anything to the contrary contained in this Agreement, the Company may terminate the Employee's employment upon 60 (sixty) days' notice to the Employee, and shall pay the employee regular salary up to the date of termination and any severance allowance negotiated after this Agreement is executed as if the Company had terminated this Agreement without cause, should any of the following events occur:

a) The sale of substantially all of the Company's assets to a single purchaser or group of associated purchasers; or

b) The sale, exchange, or other disposition, in one transaction of the majority of the Company's outstanding corporate shares;

c) The Company's decision to terminate its business and liquidate its assets;

d) The merger or consolidation of the Company with another company;

e) Bankruptcy or chapter 11 reorganization.

9. Death Benefit.

Should the Employee die during the term of employment, the Company shall pay to Employee's estate any compensation due through the end of the second month in which death occurred.

10. Non-Competition Provisions

Unless approved by the company in writing, the Employee hereby agrees not to directly or indirectly compete with the business of the Company and its successors and assigns except as it relates to involvement with KyxPyx Technology Inc. in North America during the period of employment and for a period of 2 (two) years following termination of employment and notwithstanding the cause or reason for termination. The term "not compete" as used herein shall mean that the Employee shall not own, manage, operate, consult or to be employed in a business substantially similar to, or competitive with, the present business of the Company or such other business activity which the Company may substantially engage during the term of employment. The Employee acknowledges that the Company shall or may in reliance of this Agreement provide the Employee access to trade secrets, customers and other confidential data and good will. Subject to the provisions of paragraph 18 herein, the Employee agrees to retain said information as confidential and not to use said information on his or her own behalf or disclose same to any third party.

11. Assistance in Litigation.

The Employee shall upon reasonable notice, furnish such information and proper assistance to the Company as it may reasonably require in connection with any litigation in which it is, or may become, a party either during or after employment.

12. Effect of Prior Agreements.

This Agreement supersedes any prior agreement between the Company or any predecessor of the Company and the Employee, except that this Agreement shall not affect or operate to reduce any benefit or compensation inuring to the Employee of a kind elsewhere provided and not expressly provided in this Agreement.

13. Settlement by Arbitration.

Any claim or controversy that arises out of or relates to this Agreement, or the breach of it, shall be settled by arbitration in accordance with the rules of the arbitration Act in force in the jurisdiction where the Company's head office is located. A judgment upon the award rendered may be entered in any court with jurisdiction. The Company and the Employee may together waive this provision of the Agreement and settle their dispute in a court of competent jurisdiction.

14. Limited Effect of Waiver by Company.

Should the Company waive any breach of any provision of this Agreement by the Employee, that waiver will not operate or be construed as a waiver of further breach by the Employee. Should the Employee waive any breach of any provision of this

Agreement by the Company, that waiver will not operate or be construed as a waiver of further breach by the Company.

15. Severability.

If, for any reason, any provision of this Agreement is held invalid, all other provisions of this Agreement shall remain in effect.

16. Assumption of Agreement by Company's Successors and Assignees.

The Company's and Employee's respective rights and obligations under this Agreement will inure to the benefit and be binding upon the Company's and Employee's respective successors and assignees.

17. Oral Modifications Not Binding.

This instrument is the entire Agreement of the Company and the Employee. Oral changes have no effect. This Agreement may be altered only by a written agreement signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought.

18. Non-Disclosure Provisions

For the purposes of this Agreement, "Confidential Information" means the Source Code form of the Kyxpyx streaming video technology (the "Technology"), Company-authored Derivative Works of the Technology and information that relates to (i) Company hardware or software, (ii) the customer lists, business plans and related information of either party, and (iii) any other technical or business information of the parties, including the terms and conditions of this Agreement. In all cases, information which a party wishes to be treated as "Confidential Information" shall be marked as "confidential" or "proprietary" (or with words of similar import) in writing by the disclosing party on any tangible manifestation of the information transmitted in connection with the disclosure, or, if disclosed orally, designated as "confidential" or "proprietary" (or with words of similar import) at the time of disclosure or within a reasonable time thereafter unless the circumstances of the disclosure indicate that such disclosure is intended by a party to be confidential.

The parties agree that all disclosures of Confidential Information shall be governed by and treated in accordance with the terms of the Confidential Disclosure Agreement (the "CDA") attached hereto as Exhibit "A" and incorporated herein by reference, modified as follows:

(a) The definition of "Confidential Information" shall be as set forth herein notwithstanding any definition set forth in the CDA;

(b) the obligations of confidentiality expressed in the CDA shall extend 3 (three) years beyond termination or expiration of this Agreement, except with respect to Source Code form of the Technology, which shall be held confidential in perpetuity; and

(c) the term of the CDA shall extend to coincide with the Term for purposes of disclosures of Confidential Information for purposes of this Agreement.

19. Obligation to Disclose Confidential Information to Employee.

Nothing herein shall require the Employer to disclose any of its information to the Employee.

20. Destruction of Confidential Information.

At the Employer's option, any documents or other media held or controlled by the Employee containing Confidential Information may be destroyed by the Employee. The Employee shall provide a written certificate to the Employer regarding destruction within ten (10) days thereafter.

21. Confidentiality and Effects of Bankruptcy, Receivership, etc.

The obligation not to disclose shall not be affected by bankruptcy, receivership, assignment, attachment or seizure procedures, whether initiated by or against the Employee, nor by the rejection of any agreement between Employer and Employee, by a trustee of the Employee in bankruptcy, or by the Employee as a debtor-in-possession or the equivalent of any of the foregoing under local law.

22. No License.

Nothing contained herein shall be construed as granting or conferring any rights by license or otherwise in any Confidential Information. It is understood and agreed that neither party solicits any change in the organization, business practice, service or products of the other party, and that the disclosure of Confidential Information shall not be construed as evidencing any intent by a party to purchase any products or services of the other party nor as an encouragement to expend funds in development or research efforts. Confidential Information may pertain to prospective or unannounced products. The Employee agrees not to use any Confidential Information as a basis upon which to develop or have a third party develop a competing or similar product.

23. No Publicity.

The Employee agrees not to disclose the terms and conditions of the Agreement.

24. Governing Law and Equitable Relief.

The provisions of this Agreement shall be governed and construed in accordance with the laws of the jurisdiction in which the Company has its head office and the Employee consents to the exclusive jurisdiction of the Court in that jurisdiction for any dispute arising out of this Agreement. The Employee agrees that in the event of any breach or threatened breach by him, the Employer may obtain, in addition to any other legal remedies which may be available, such equitable relief as may be necessary to protect the Employer against any such breach or threatened breach.

25. Copyright

The copyright in a work done by the Employee shall be held by the Employer, unless otherwise agreed to in writing by both parties prior to the work being done.

27. Headings.

Headings used in this Agreement are provided for convenience only and shall not be used to construe meaning or intent.

Signed this 1st day of February 2001.

Witness

Global Communications Inc.

Witness

Kelly Myers

EXHIBIT "A"

CONFIDENTIAL DISCLOSURE AGREEMENT

BI-LATERAL DISCLOSURE

Global Communications Inc., and Kelly Meyers agree as follows:

1. (a) The information disclosed under this Agreement ("Information") includes the following: Kyxpyx Information: business information related to its Technology associated technologies, licensing practices and fees, research and development plans, customers, and marketing and future business plans.

(b) The permitted use of Information is for the purpose of employment obligations by the Employee.

2. This Agreements covers all Information that has been disclosed between the Company, its officers, directors and consultants. Each party's obligations regarding Information expires 3 (three) years after the date of disclosure (except for Kyxpyx Technology source code, which shall be protected in perpetuity). Information shall be used solely as permitted above, and shall not be disclosed to a third party other than a subsidiary, agent, or subcontractor of the receiving party who has agreed to be bound by the terms of this Agreement. Each party shall protect Information of the other party using the same degree of care, but not less than a reasonable degree of care, as such party to protect its own confidential information. Upon termination of this Agreement or the disclosing party's written request, the receiving party shall cease use of Information and return or destroy all information.

3. Each party shall be obligated to protect only Information: (a) disclosed in tangible form clearly labeled as confidential or proprietary at the time of disclosure; or (b) disclosed in non-tangible form, identified as confidential or proprietary at the time of disclosure, and summarized in writing, designated as confidential or proprietary, and delivered to the other party within thirty (30) days after disclosure.

4. This Agreement imposes no obligation upon the receiving party with respect to Information which: (a) was in the possession of, or was known by, the receiving party prior to its receipt from the disclosing party, without an obligation to maintain its confidentiality; (b) is or becomes generally known to the public without violation of this Agreement; (c) is obtained by the receiving party from a third party, without an obligation to keep such information confidential; or (d) is independently developed by the receiving party without use of Information.

5. Disclosure of the other party's Information is not prohibited if prior notice is given to the other party and such disclosure is: (a) compelled pursuant to a legal proceeding or (b) otherwise required by law. Information is delivered "AS IS," and all representations and warranties, express or implied, including fitness for a particular purpose, merchantability,

and noninfringement, are hereby disclaimed. Neither party has an obligation to sell or purchase any item from the other party. Neither party shall be liable for any special, incidental, consequential or punitive damages by reason of any alleged breach of this Agreement based on any theory of liability. Nothing is this Agreement shall be construed as a representation that the receiving party will not develop or acquire information that is the same as or similar to Information, provided that the receiving party does not do so in breach of this Agreement. The receiving party agrees that any breach of this Agreement will result in irreparable harm to the disclosing party for which damages would be an inadequate remedy and, therefore, in addition to its rights and remedies otherwise available at law, the disclosing party shall be entitled to equitable relief, including injunction, in the event of such breach. The receiving party does not acquire any rights in Information, except the limited rights to use Information as described above.

6. This Agreement constitutes the entire agreement between the parties concerning its subject matter. All additions or modifications to this Agreement must be made in writing and must be signed by an authorized representative of each party. The parties agree to comply strictly with all applicable export control laws and regulations. Any action relating to this Agreement will be governed by California law, excluding choice of law rules.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives.

Signed this 1st day of February 2001.

____________________   ____________________

Witness   Global Internet Communications Inc.

____________________   ____________________

Witness   Kelly Meyers

THIS INDENTURE

made the third day of August in the year of our Lord two thousand.

PURSUANT TO "LAND TRANSFER FORM ACT, PART 2"

BETWEEN

ORR DEVELOPMENT (1980) CORP., a company registered under the laws of the Province of British Columbia, with its registered office at #950, 777 Hornby Street, Vancouver, British Columbia and having an office at 1525 West Broadway, Vancouver, British Columbia (Inc. No. 212,872 - Change of Name Certificate filed January 4, 1984, No. X0623.)

hereinafter called the Lessor of the FIRST PART:

AND

KARIN CHRISTOPHER, #100 - 1847 West Broadway, in the City of Vancouver, in the Province of British Columbia, DBA "STERLING ARTISTS MANAGEMENT

hereinafter called the Lessee of the SECOND PART

WITNESSETH, that in consideration of the rents, covenants, agreements and conditions hereinafter respectively reserved and contained, the Lessor doth demise and lease unto the Lessee all and singular the interior of those certain premises being Suite #100 - 1847 West Broadway, in the City of Vancouver, in the Province of British Columbia and more particularly known and described as being part of a retail premises erected on Lot 14, Block 347, District Lot 526, Plan 590, measuring approximately 1,540 square feet

commonly known as #100 - 1847 West Broadway, Vancouver, BC V6J 1Y6

(hereinafter called the Premises) to be used for business office for a talent agency and no other purpose without the consent in writing of the Lessor.

TO HAVE AND TO HOLD the same unto the Lessee for the term of SIXTY-TWO (62) months commencing on the FIRST (1st) day of October 2000 paying therefor unto the Lessor during said term the rent of ONE HUNDRED NINETEEN THOUSAND THREE HUNDRED FORTY and 00/100 Dollars ($119,340.00) payable at the office of the Lessor, monthly in advance without deduction, on the FIRST (1st) day of each and every month as follows:

Two months: rent free; KC
Year one: ~~Ten (10)~~ Twelve 12 consecutive monthly instalments of $1,283.00;
Year two: Twelve (12) consecutive monthly instalments of$1,636.00 ;
Year three: Twelve (12) consecutive monthly instalments of$1,989.00;
Year four: Twelve (12) consecutive monthly instalments of$2,342.00 and;
Year five: Twelve(12) consecutive monthly instalments of$2,695.00.

IN ADDITION, IT IS ALSO understood and agreed that the Lessee shall pay a charge of NINE HUNDRED SIXTY TWO and 00/100 Dollars ($962.00) each month for operating expenses, said $962.00 being over and above the rent of $1,283.00; $1,636.00; $1,989.00; $2.342.00 and $2,695.00 per month for the demised premises. If operating expenses increase over term of lease, further adjustments as to $962.00 per month will be made between tenant/landlord.

THE LESSEE COVENANTS WITH THE LESSOR:

Repairs To pay rent and to repair (reasonable wear and tear and damage by fire, lightning and tempest excepted); and the Lessor may enter and view the state of repair; and that the Lessee will repair according to notice.

Assigning & Allow AND the Lessee will not assign, sublet or otherwise part with possession of the premises to allow any part thereof to become vested in or occupied by any person other than the Lessee for the whole or any part of the term herein without the consent in writing of the Lessor; such consent not to be unreasonably withheld. And the Lessee will leave the premises in good repair (reasonable wear and tear excepted), but this proviso shall not relieve the said Lessee from the payment of the rent hereunder, nor from the payment of any additional fire insurance premiums the Lessor may have to pay as a result of such subletting.

Utilities AND will pay all or any business or floor space license or tax, electric light, (and be responsible for the replacement of light globes and/or tubes) power, gas and telephone charges of said premises or floor space, which said taxes and charges, shall, if default be made in payment thereof by the Lessee, be construed as rent, and the Lessor may distrain therefore.

Water & Sewer THAT should the Lessee, at any time during the term of this lease use or install any machine using water for commercial purposes, the Lessee shall, from such date of installation, pay a monthly amount to be set by the Lessor to cover such extra water, rental of sewer plus any sewer charges levied based on water consumption.

Nuisance THAT he will not carry on in said premises any business or occupation which will be deemed a nuisance or which may be offensive or annoying to the Lessor or to any other tenant or to the public, or be improper, noisy or contrary to any law or to any by-law of the City of Vancouver, BC and will observe any rules or regulations that the Lessor may make from time to time.

Signs, etc. AND will erect only such signs or advertisements as are first approved in writing by the Lessor, such consent not to be unreasonably withheld, and upon expiration or termination of this lease will remove same if required to do so by the Lessor. Provided that the sole and exclusive right to use or lease to others for their use the roof or exterior side and rear walls of the said building is reserved and retained by the Lessor.

Operating Expenses AND will pay as additional rent his proportionate share of all operating expenses for the property, such proportionate share being in the ratio that the floor space rented to the Lessee bears to the total rentable floor space, and such expenses shall be paid in to the office of the Lessor monthly as designated by the Lessor, and such adjustment in operating expenses will be made as of the first of July of each current lease year. <u>Operating Expenses</u> shall mean and include all expenses ordinarily chargeable against income in connection with the operation, management, maintenance and minor repair of the building, including real property taxes, but shall not include amount charged to depreciation or interest on debt or capital retirement of debt.

Equipment Machinery & Tenant's Fixtures AND shall pay as rent within 10 days after demand any rates or assessments levied against the property with respect to tenant fixtures, machinery, equipment AND will pay any increase in taxes which may be levied on the property due to tenant's improvements.

Indemnity AND will indemnify and save harmless the Lessor from and against all manner of actions or causes of actions, damage, loss, costs or expenses which the Lessor may sustain, incur or be put to by reason of any act or omission of the Lessee.

Rubbish, etc. AND will provide receptacles for refuse and rubbish of all kinds and will attend to the removal of the same from the premises at regular intervals and will pay all charges for removal of garbage, which charges shall if default be made in payment thereof by the Lessee, be construed as rent and the Lessor may distrain therefore: AND will not keep or leave any rubbish of any kind in or near the premises or passages connected with the same and will keep clear and free from any rubbish, ice or snow, all walks, passages, yards and alleys adjacent to the premises.

To Let Sign	AND will allow notices "For Sale" or "To Rent" to be put and remain on the premises in a conspicuous position for at least 60 days prior to the expiration of this lease and will allow prospective tenants to enter and inspect the premises at reasonable times during the said 60 days.
Glass	THE tenant is responsible for and shall replace any broken sheet and plate glass in windows or glass in doors of the premises.
Registration	THAT should the Lessee require the lease to be registered, all of Lease documents required and costs are the responsibility of the Lessee.
Type of Tenancy	THE Lessee covenants that the premises hereby demised will be kept open for the business of a talent agency during the common business hours in the trade. The Lessor expressly reserves the right to terminate this lease by one month's notice if the Lessee fails to keep the premises open for business for a period of 30 consecutive days.
Responsibilities affecting	THAT the Lessor shall not be responsible for any defect in or change of conditions the premises nor for any damage to the premises or to any person or to merchandise, goods, chattels, machinery or equipment contained therein howsoever caused:
	THE Lessor shall not be responsible for any loss, damage or expense caused by any overflow or leakage of water from any part of the building or adjoining buildings.
Use of Building & Yard	THAT any yard, passage, alley or area connected with premises is for the use of all the occupants of the building in which the premises are located and that the Lessee will not obstruct nor hinder the use of same by other occupants of the building.
Repair & Remodel	THE Lessor shall have the right at any time during the term herein to repair, remodel, alter or add to the premises.
New Tenancy	IF the Lessee shall hold over or the Lessor shall accept rent after the expiration of the said term, the new tenancy thereby created shall be a tenancy from month-to-month only.
Insurance Risk	THE Lessee shall not do anything on the premises nor bring or keep anything therein which will in any way increase or tend to increase the risk of fire or fire insurance.
Insolvency	AND also that if the term hereby granted shall be at any time seized or taken in execution or in attachment by any creditor of the said Lessee or if said Lessee shall make any assignment for the benefit of creditors, or becoming bankrupt or insolvent shall take the benefit of any Act that may be in force for bankrupt or insolvent debtors, THE then current quarterly rent shall immediately become due and payable and the said term shall immediately become forfeited and void.
Fire Damage	AND it is hereby declared and agreed that in case the premises hereby demised and any part thereof shall at any time during the term hereby granted be burned down, or damaged by fire, so as to render the same unfit for the purpose of the said Lessee, then and so often as the same shall happen the rent hereby reserved, or a proportionate part thereof according to the nature and extent of the injury sustained, and all remedies for recovering the same shall be suspended and abated until said premises shall have been rebuilt or made fit for the purpose of the said Lessee.
Re Entry	PROVISO for re-entry by the said Lessor on non-payment of rent, whether lawfully demanded or not: or on non-performance of covenants: or seizure or forfeiture of said term for any of the causes aforesaid.
Quiet Enjoyment	THE said Lessor covenants with said Lessee for quiet enjoyment.
Burglary	THAT the Lessee is responsible for any damage done to the premises with respect to burglary or theft or attempted burglary or theft.

Goods and Services Tax	THE Lessee will pay, as additional rent, any goods and services tax levied.
Alterations and Installations	The Tenant shall make no alterations, installations, removals, additions or improvements in or about the Premises without the Lessor's prior written consent and in the event of such consent all work shall be done at the Tenant's sole expense and at such times and in such manner as the Lessor may approve, and only by such contractors or tradesmen approved in writing by the Lessor, such approval not to be unreasonably withheld.

The Tenant shall and does hereby indemnify and save the Lessor harmless from and against claims which might arise pursuant to Builders Lien Act of British Columbia as it may from time to time be amended in respect of any materials or services supplied in respect of the Premises at the Tenant's request and the Tenant shall forthwith remove any such builders liens placed against the Lands of which the Premises form a part and in any case shall cause such liens to be removed from title to the Lands within seven (7) days of notice thereof by the Lessor. In the event that the Tenant fails to remove such liens, the Lessor may post security or make payment sufficient to cause such liens to be removed and the cost thereof, together with the Lessor's legal costs in respect thereof, shall be charged to the Lessee as Additional Rent and together with interest shall be payable by the Lessee on demand.

All articles of personal property and all business and trade fixtures, machinery and equipment, cabinet work, furniture and moveable partitions owned or installed by the Lessee at the expense of the Lessee or by the Lessor on behalf of the Lessee in the Premises become on affixation the property of the Lessor and will not be removed from the Premises before the end of the Term without the prior written consent of the Lessor. The Lessor may elect to require the Lessee to remove all, or any part of the afore-described property and/or any fixtures or permanent partitions at the expiration of this Lease in which event such removal shall be done at the Lessee's expense and the Lessee shall at its expense repair any damage to the Premises or to the Building caused by such removal. If the Lessee does not remove its property forthwith after written demand by the Lessor such property shall, if the Lessor may remove the same at the expense of the Lessee the cost of such removal to be paid by the Lessee forthwith to the Lessor on written demand, the Lessor not to be responsible for any loss or damage to such property because of such removal. Such written demand for removal of the Lessee's property shall be given within thirty (30) days after the termination of the Lease.

Option	THAT IF THE LESSEE duly and regularly pays the said rent and performs all the covenants, provisos and agreements as are herein contained on the part of the Lessee to be paid and performed, the Lessor will upon the request and at the cost of the Lessee three months previous to the expiration of this lease hereby granted, grant to the Lessee a renewal lease of the said premises for a further term of FIVE (5) years. The amount of annual rent for the Renewal Lease shall be as mutually agreed between the Lessor and the Lessee and shall be based upon the then current market rental rates prevailing in the immediate area for similar quantity and use of space, provided however, the annual rent for the Renewal Lease shall not be less than the annual rent paid during the last year of the Lease Term. In the event that the Lessor and the Lessee cannot agree on the annual rent for the Renewal Lease, the annual rent shall be determined by arbitration in accordance with the Commercial Arbitration Act of British Columbia.

Redevelopment THE LESSEE covenants and agrees with the Lessor that if during the term hereby granted, the Lessor should redevelop the area concerned, the Lessee will vacate the premises on TWELVE (12) month notice from the Lessor.

THIS INDENTURE shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

WHEREVER the singular and masculine are used throughout this Indenture, the same shall be construed as meaning the plural or the feminine or body corporate or politic where the context or the parties hereto so require.

IN WITNESS WHEREOF, the said parties have hereunto set their hands and seals the day and year first above written.

SIGNED, SEALED AND DELIVERED
By the Lessor in the presence of

ORR DEVELOPMENT (1980) CORP.
(by its authorized signatory)

X
J. BRUCE ORR

SIGNED, SEALED AND DELIVERED
By the Lessee in the presence of

X
Witness to signature

X
KARIN CHRISTOPHER

NOTE: Kindly sign this lease and return all copies to us as soon as possible. Leases not received in our office within 30 days will be considered null and void.

DATE: August 3, 2000

ORR DEVELOPMENT (1980) CORP.

144

DATED August 3, 2000

ORR DEVELOPMENT (1980) CORP.

- TO -

KARIN CHRISTOPHER

L E A S E

Re: #100 - 1847 West Broadway

Term: SIXTY-TWO (62) months

From: October 1, 2000

Rent:
- Two months free net rent
- Year one @ $1,283.00 per month
- Year two @ $1,636.00 per month
- Year three @ $1,989.00 per month
- Year four @ $2,342.00 per month
- Year five @ $2,695.00 per month
- plus proportionate share of operating expenses

Option: FIVE (5) years rental to be agreed upon

Redevelopment Clause

AGREEMENT TO SUBLEASE

This Agreement made the Fifth day of July 2001 between Sterling Artist Management, of Suite 100 – 1847 West Broadway, Vancouver, British Columbia, Canada

And

KyxPyx technologies, Inc. having its registered offices at suite 800 – 1070 Douglas Street, Victoria, British Columbia, Canada.

Whereas, KyxPyx Technologies Inc. (the "Subtenant") hereby agrees to sublease from, (the "Sub-Landlord") a portion of the building located at Suite 100 – 1847 West Broadway, Vancouver, British Columbia, V6M 2L9 (the "Building"), on the following terms and conditions:

1. PREMISES

700 square feet of rentable area on the first floor.

2. TERM

Commencing July 5, 2001 (the "Commencement Date") on a month-to-month basis.

3. RENTAL

The annual rental shall be $4,200, plus Goods and Services Tax ("GST"), and shall be paid in advance in equal monthly installments of $350, plus GST, on the first day of each month of the term commencing July 1, 2001.

4. PROPERTY TAXES AND OPERATING EXPENSES

The Subtenant shall not be responsible for any building property taxes or operating expenses.

5. COMMUNICATIONS EQUIPMENT

The Subtenant shall be responsible for the installation and maintenance of its telephones, computers and special communications equipment.

6. CONDITION OF PREMISES

The Premises shall be provided on an "as is" basis.

7. USE OF PREMISES

The Premises are to be used as a business office.

8. HEAD LEASE

The Subtenant agrees to abide by all the terms, conditions, rules and regulations contained in the Head Lease attached hereto as Schedule "A", except as provided for in this Offer to Sublease.

9. DEPOSIT

All deposit monies, plus GST, required by this agreement shall be payable to:

Sterling Artist Management
Suite 100 – 1847 West Broadway
Vancouver, British Columbia
Canada

The Subtenant shall, within forty eight (48) hours of signing this agreement to sublease by the Sublandlord, tender a deposit cheque in the amount of $600 including GST (the "Deposit"). Such Deposit shall be applied towards payment of rental and GST, for the first and last months of the sublease term as they become due. The Deposit shall be held in trust by the Sublandlord's attorney until the Subtenant takes possession of the Premises, after which time the monies shall be transferred to the Sublandlord's account.

10. LANDLORD'S CONSENT

This Agreement to Sublease has been accepted in full by the Landlord pursuant to the Lease.

11. FACSIMILE TRANSMISSION

A party hereto may signify its agreement to the terms hereof by facsimile transmission. A telecopy facsimile of this agreement received by a party hereto which shows the signature(s) of the authorized signatory(ies) of the other party will be good proof of execution by that other party.

DATED at Vancouver, British Columbia this Fifth day of July 2001.

Karin Christopher

Per: ______________________ (Authorized Signatory) ______________________ Witness

We hereby accept this Agreement to Sublease and agree to be bound by the terms and conditions contained herein.

DATED at Vancouver, British Columbia this Fifth day of July 2001.

A.J. VESAK

Per: ______________________ (Authorized Signatory) ______________________ Witness

+1 604 7260084

TECHNOLOGY LICENSE AGREEMENT

Between:

Kyxpyx Technologies Inc.
A British Columbia body corporate
with its principal place of business at
2305 – 1050 Burrard Street,
Vancouver, B.C., Canada
(hereinafter referred to as "KYXPYX")

And:

PixelPark UK Ltd.
A body corporate with UK offices at
First Floor, 30-32 Southampton Street
London, WC2E 7HE / United Kingdom
(hereinafter referred to as "PIXELPARK")

This License Agreement (the "Agreement") is entered into and effective as of this the 21 day of December 2000 (the "Effective Date") between KYXPYX and PIXELPARK.

RECITALS

WHEREAS:

A. KYXPYX wishes to license that part of its streaming video technology, Version 1.0 (hereinafter referred to as the "Technology") to PIXELPARK; and

B. PIXELPARK wishes to use the Technology for the purposes of demonstrations to its existing and potential future clients.

NOW THEREFORE, for good and valuable consideration, which is acknowledged received by the parties, KYXPYX and PIXELPARK agree as follows:

1.0 Definitions

1.1 "*Derivative Work(s)*" means any revision, modification, translation, abridgment, condensation, expansion, collection, compilation or other form in which an existing work may be recast, transformed, ported or adapted and which is a "derivative work" under Canadian or U.S. copyright law.

1.2 *"Independent Work(s)"* means any work, or portion thereof, that is independently developed and performs the same or similar functions as the Technology, but is not a Derivative Work of the Technology.

1.3 *"Intellectual Property Rights"* means all intellectual property rights worldwide arising under statutory or common law, and whether or not perfected, including, without limitation, all (i) patents and patent applications owned or licensable by a party hereto ("Patent Rights"); (ii) rights associated with works of authorship including copyrights, copyright applications, copyright registrations; (iii) rights relating to the protection of trade secrets and confidential information; (iv) any proprietary rights relating to intangible property (other than trademark, trade dress, or service mark rights); and (v) divisions, continuations, renewals, reissues and extensions of the foregoing (as and to the extent applicable) now existing, hereafter filed, issued or acquired.

1.4 *"Subsidiary"* means a corporation, partnership, limited liability company, unincorporated association, or other entity (a) greater than 50% of whose combined voting power of the total issued and outstanding voting stock (representing the right to vote for the election of directors or other management authority) is, now or hereafter, owned or controlled, directly or indirectly, by a party hereto (a "Parent"), and is actually controlled or managed by such Parent, or (b) which does not have outstanding shares or securities, as may be the case in a partnership or limited liability company, but greater than 50% of whose ownership as equity interest is, now or hereafter, owned or controlled, directly or indirectly, by a Parent and is actually managed or controlled by such Parent.

1.5 *"KYXPYX"* means Kyxpyx Technologies, Inc. and all of its Agents, Affiliates and Subsidiaries.

1.6 *"PIXELPARK"* means PixelPark UK Ltd. and all of their Agents, Affiliates and Subsidiaries.

1.7 "*Technology*" means the KYXPYX streaming video technology and associated source code and technology.

1.8 *"Term"* shall mean the duration of this Agreement.

1.9 *"Upgrades"* means any new releases and versions of the Technology by KYXPYX which include, but are not limited to bug fixes, modifications, variations, or enhancements of the Technology.

2.0 License Grant

2.1 KYXPYX hereby grants to PIXELPARK, and PIXELPARK hereby accepts from KYXPYX, a non-transferable license under the Intellectual Property Rights of KYXPYX, to display or demonstrate the Technology to PIXELPARK's existing and potential clients worldwide, on the following terms;

i. PIXELPARK shall not sublicense or distribute the Technology to any third party, without KYXPYX's prior written consent;

ii. The Term of this Agreement is ninety (90) days from the date of execution of this Agreement;

iii. PIXELPARK shall not copy, reverse engineer, distribute the Technology, or do anything not associated with mere demonstrations of the Technology;

iv. PIXELPARK shall not demonstrate or display the Technology to any competitor of KYXPYX.

v. During any demonstration or display undertaken by PIXELPARK, KYXPYX's logos and name shall be given equal billing and display to PIXELPARK's logos and any of PIXELPARK's advertising features;

vi. PIXELPARK shall not use the technology in any commercial way to service any existing or potential future clients, without the prior written authorization of KYXPYX;

vii. PIXELPARK shall have right of first refusal to enter into a reseller agreement with KYXPYX, on terms to be agreed;

viii. KYXPYX shall give PIXELPARK and its staff free e-mail technical support;

ix. PIXELPARK shall obtain KYXPYX's written agreement prior to any use of the Technology not delineated in this Agreement;

x. PIXELPARK agrees to promptly return to KYXPYX the Technology and any copy thereof, or any material associated with the Technology in the event of a material breach of this Agreement and all grace periods have expired;

xi. The rights granted to PIXELPARK by KYXPYX are limited only insofar as they remain in tact pursuant to this Agreement as long as this Agreement remains in force. Any material breach followed by the expiration of any grace periods shall cause all rights of PIXELPARK to use the Technology to be extinguished.

2.2 KYXPYX retains all right, title and interest in and to the Technology, Documentation, Upgrades, KYXPYX-authored Derivative Works, KYXPYX-authored Independent Works and KYXPYX bug fixes.

2.3 KYXPYX warrants that it has the authority and right to grant the limited license to PIXELPARK as described in this Agreement.

2.4 PIXELPARK shall not remove any copyright notices, trademark notices, patent notices or other proprietary legends of KYXPYX contained on or in the Technology or its documentation.

3.0 <u>Representations and Warranties of KYXPYX.</u>

3.1 KYXPYX hereby represents and warrants that:

151

(a) KYXPYX has authorized the person who has signed this Agreement for KYXPYX to execute and deliver this Agreement to PIXELPARK on behalf of KYXPYX;

(b) KYXPYX has not previously granted and will not grant any rights in the Technology to any third party that are inconsistent with the rights granted to PIXELPARK in this Agreement;

4.0 <u>Representations and Warranties of PIXELPARK</u>

4.1 PIXELPARK hereby represents and warrants that PIXELPARK has authorized the person who has signed this Agreement for PIXELPARK to execute and deliver this Agreement to KYXPYX on behalf of PIXELPARK;

5.0 <u>Disclaimer</u>

5.1 Except as specified in this agreement, all express or implied representations and warranties, including any implied warranty of merchantability, fitness for a particular purpose or non-infringement, are hereby disclaimed.

6.0 <u>Confidential Information</u>

6.1 For the purposes of this Agreement, "Confidential Information" means the Technology the source code form of the Technology, KYXPYX-authored Derivative Works of the Technology, Independent Works or Upgrades of the Technology, and information that relates to (i) KYXPYX hardware or software, (ii) the customer lists, business plans and related information of either party, and (iii) any other technical or business information of the parties, including the terms and conditions of this Agreement;
6.2 In all cases, information which a party wishes to be treated as "Confidential Information" shall be marked as "confidential" or "proprietary" (or with words of similar import) in writing by the disclosing party on any tangible manifestation of the information transmitted in connection with the disclosure, or, if disclosed orally, designated as "confidential" or "proprietary" (or with words of similar import) at the time of disclosure or within a reasonable time thereafter unless the circumstances of the disclosure indicate that such disclosure is intended by a party to be confidential.

6.3 The parties agree that all disclosures of Confidential Information (as defined under Section 6.1 herein) shall be governed by and treated in accordance with the terms of the Confidential Disclosure Agreement (the "CDA") attached hereto as Appendix "A" and incorporated herein by reference, modified as follows:

(a) The definition of "Confidential Information" shall be as set forth in Section 6.1 herein notwithstanding any definition set forth in the CDA;

(b) The use of Confidential Information shall be limited to the scope of the license provided in this Agreement;

152

(c) the obligations of confidentiality expressed in the CDA shall extend three (3) years beyond termination or expiration of this Agreement, except with respect to Source Code form of the Technology, which shall be held confidential in perpetuity; and

(d) the term of the CDA shall extend to coincide with the Term for purposes of disclosures of Confidential Information for purposes of this Agreement.

7.0 Miscellaneous

7.1 All notices must be in writing and delivered either in person or by certified mail or registered mail, postage prepaid, return receipt requested, or by confirmed e-mail to the person(s) and address specified below. Such notice will be effective upon receipt.

a) KYXPYX
Kyxpyx Technologies Inc.
2305 - 1050 Burrard Street,
Vancouver, B.C. V6Z 2S3
e-mail address: k_meyers@kyxpyx.com

b) PIXELPARK

PixelPark UK Ltd.
First Floor, 30-32 Southampton Street
London, WC2E 7HE / United Kingdom

8.0 Partial Invalidity

8.1 If any term or provision of this Agreement is found to be invalid under any applicable statute or rule of law then, that provision notwithstanding, this Agreement shall remain in full force and effect and such provision shall be deleted unless such a deletion would frustrate the intent of the parties with respect to any material aspect of the relationship established hereby, in which case, this Agreement and the licenses and rights granted hereunder shall terminate.

9.0 Complete Understanding

9.1 This Agreement and the Exhibits hereto constitute and express the final, complete and exclusive agreement and understanding between the parties with respect to its subject matter and supersede all previous communications, representations or agreements, whether written or oral, with respect to the subject matter hereof. This Agreement may not be modified, amended, rescinded, canceled or waived, in whole or in part, except by a written instrument signed by the parties.

10.0 Disclaimer of Agency

10.1 The relationship created hereby is that of licensor and licensee and the parties hereby acknowledge and agree that nothing herein shall be deemed to constitute PIXELPARK as a franchisee of KYXPYX. PIXELPARK hereby waives the benefit of any state or federal statutes dealing with the establishment and regulation of franchises.

11.0 Assignment and Change in Control

11.1 This Agreement may not be assigned by either party except as herein provided without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed, except that either party may assign this Agreement to a majority-owned subsidiary.

12.0 Construction

12.1 This Agreement will be fairly interpreted in accordance with its terms and without any strict construction in favor of or against either party.

13.0 Appendices

13.1 The following is included herein by reference as integral part of this Agreement:

- Exhibit "A" - Confidential Disclosure Agreement

14.0 Section references

14.1 Any reference contained herein to an article of this Agreement shall be meant to refer to all subsections of the article.

15.0 Governing Law

15.1 The law that governs the interpretation and enforcement of the Agreement is the law of the Province of British Columbia.

16.0 Headings

16.1 Headings used in this Agreement are provided for convenience only and shall not be used to construe meaning or intent.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives.

Signed this 21 day of December 2000.

Witness
Kiko Sato

Kyxpyx Technologies Inc.
Kelly Lee Myers

Witness

PixelPark UK Ltd.

APPENDIX "A"

CONFIDENTIAL DISCLOSURE AGREEMENT

BI-LATERAL DISCLOSURE

KYXPYX and PIXELPARK agree that the definitions in section 1 of the Agreement and this Appendix are incorporated into the Agreement by reference and are an integral part of this Agreement; and the parties further agree as follows:

1.

(a) The information disclosed under this Agreement ("Information") includes the following: Kyxpyx Information: information related to the Technology, associated technologies, licensing practices and research and development plans; and

(b) The permitted use of the Technology is for the purpose of exploring business possibilities between PIXELPARK and their existing client and possible future clients.

2. This Agreements covers only technology which is disclosed between the Effective Date and ninety (90) days thereafter. Each party's obligations regarding Information expires three (3) years after the date of disclosure (except for the Technology and source code, which shall be protected in perpetuity). Information shall be used solely as permitted above, and shall not be disclosed to a third party other than a subsidiary, agent, or subcontractor of the receiving party who has agreed to be bound by the terms of this Agreement. Each party shall protect Information of the other party using the same degree of care, but not less than a reasonable degree of care, as such party to protect its own confidential information. Upon termination of this Agreement or the disclosing party's written request, the receiving party shall cease use of Information and return or destroy all information.

3. Each party shall be obligated to protect only Information: (a) disclosed in tangible form clearly labeled as confidential or proprietary at the time of disclosure; or (b) disclosed in non-tangible form, identified as confidential or proprietary at the time of disclosure, and summarized in writing, designated as confidential or proprietary, and delivered to the other party within thirty (30) days after disclosure.

4. This Agreement imposes no obligation upon the receiving party with respect to Information which: (a) was in the possession of, or was known by, the receiving party prior to its receipt from the disclosing party, without an obligation to maintain its confidentiality; (b) is or becomes generally known to the public without violation of this Agreement; (c) is obtained by the receiving party from a third party, without an obligation to keep such information confidential; or (d) is independently developed by the receiving party without use of Information.

5. Disclosure of the other party's Information is not prohibited if prior notice is given to the other party and such disclosure is: (a) compelled pursuant to a legal proceeding or (b) otherwise required by law. Information is delivered "AS IS," and all representations and warranties, express or implied, including fitness for a particular purpose, merchantability, and noninfringement, are hereby disclaimed. Neither party has an obligation to sell or purchase any item from the other party. Neither party shall be liable for any special, incidental, consequential or punitive damages by reason of any alleged breach of this Agreement based on any theory of liability. Nothing is this Agreement shall be construed as a representation that the receiving party will not develop or acquire information that is the same as or similar to Information, provided that the receiving party does not do so in breach of this Agreement. The receiving party agrees that any breach of this Agreement will result in irreparable harm to the disclosing party for which damages would be an inadequate remedy and, therefore, in addition to its rights and remedies otherwise available at law, the disclosing party shall be entitled to equitable relief, including injunction, in the event of such breach. The receiving party does not acquire any rights in Information, except the limited rights to use Information as described above.

6. This Agreement constitutes the entire agreement between the parties concerning its subject matter. All additions or modifications to this Agreement must be made in writing and must be signed by an authorized representative of each party. The parties agree to comply strictly with all applicable export control laws and regulations. Any action relating to this Agreement will be governed by British Columbia law, excluding choice of law rules.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives.

Signed this 21 day of DECEMBER 2000.

Witness KIKO SATO

Kyxpyx Technologies Inc. KELLY LERMAN S

CHRISTOF ULBRICH

Witness

RAHIM NATHWANI

PixelPark UK Ltd.

157

Confidentiality Agreement

Stephen Polansky.
381-280 NELSON ST.
VANCOUVER BC V6B 2E2.
(insert name and address)

Through your direct association with KyxPyx technologies and/or its affiliated companies (the companies), you may receive confidential information or information that has not been generally disclosed to the public about the affairs of the KYXPYX and/or the Companies.

You agree that any information that you may receive about the business and affairs of KYXPYX and/or the Companies may include confidential information, some of which will include trade secrets and other confidential or proprietary information (confidential information) specifically including the following:

(a) Material information about the affairs of KYXPYX and/or the Companies which wools reasonably be expected to have a significant effect on the market price of the securities of KYXPYX and/or the Companies;

(b) information relating to, inter alia, KyxPyx and/or companies', contracts, joint ventures, projects and business interests; and

(c) investor and shareholder lists, prospective investor mailing or electronic lists; industry contacts of KyxPyx and/or companies

You agree not disclose or communicate any Confidential Information to any third party. For greater certainty, Confidential Information, also includes, inter alia"

(a) services, product, processes, techniques and operating capabilities, technical data;

(b) trade secrets and know-how; and

(c) financial, sales and marketing information

You acknowledge that the confidential information could be use to the detriment of KYXPYX and/or the Companies. Certain confidential information, if communicated to third parties or use such information for financial gain, may result in civil and criminal liability to the person communicating such information. KyxPyx and/or companies will report activities that it believes is in contravention to the securities regulations or the Criminal code to the appropriate authorities as well as pursuing any remedies available to KYXPYX and/or the Companies if it reasonably believes that this Confidentiality agreement has been breached.

Accordingly, in consideration of your association with KyxPyx and./or the companies, you agree not to disclose any Confidential Information to any third party other than:

(a) to other directors or executives of KYXPYX and/or the Companies

(b) Confidential information which is generally available to the public at the time of such discloser or use, other that by reason of a breach of this agreement

(c) Confidential Information that is required to be disclosed by law or by any governmental or regulatory authority having jurisdiction or in connection with any court proceedings; or

(d) Confidential Information which may be disclosed with the express written permission of the Board of Directors of KYXPYX and/or the Companies.

You agree that you have received good, valuable and sufficient consideration for the covenants and agreements made by you herein.

No failure or delay by KYXPYX and/or the Companies in exercising any right power of privileged hereunder shall operate as a waiver hereof, nor shall any single or partial exercise thereof or the exercise of any right power of privilege hereunder.

The unlawfulness or invalidity or unenforceability of any provision in this agreement or of any covenant herein contained or the part of any party shall not effect the validity or enforceability of any other provision or covenant hereof or herein contained.

If the above terms accord with your understanding of our agreement, kindly sign the enclosed copy of this agreement where shown. Upon doing so this will constitute a binding agreement to between the partiers herein

DATED at Vancouver, British Columbia, this 24 day of May, 200[illegible]

KYXPYX Technologies,

Per:______________
Authorized Signatory

Agreed to and accepted this 24 day of May, 2001

Signed, Sealed and Delivered by)
)
__________ in the presence of:) Arne Raabe
insert name
)
)
(Witness name and signature))

CONFIDENTIALITY AGREEMENT

ALEXANDER J. VESAK
310 ROSEHILL WYND
SOUTH DELTA, BC
V4M 2L9
(insert name and address)

Through your direct association with KyxPyx technologies and/or its affiliated companies (the companies), you may receive confidential information or information that has not been generally disclosed to the public about the affairs of the KYXPYX and/or the Companies.

You agree that any information that you may receive about the business and affairs of KYXPYX and/or the Companies may include confidential information, some of which will include trade secrets and other confidential or proprietary information (confidential information) specifically including the following:

(a) Material information about the affairs of KYXPYX and/or the Companies which wools reasonably be expected to have a significant effect on the market price of the securities of KYXPYX and/or the Companies;

(b) information relating to, inter alia, KyxPyx and/or companies', contracts, joint ventures, projects and business interests; and

(c) investor and shareholder lists, prospective investor mailing or electronic lists; industry contacts of KyxPyx and/or companies

You agree not disclose or communicate any Confidential Information to any third party. For greater certainty, Confidential Information, also includes, inter alia:

(a) services, product, processes, techniques and operating capabilities, technical data;

(b) trade secrets and know-how; and

(c) financial, sales and marketing information

You acknowledge that the confidential information could be use to the detriment of KYXPYX and/or the Companies. Certain confidential information, if communicated to third parties or use such information for financial gain, may result in civil and criminal liability to the person communicating such information. KyxPyx and/or companies will report activities that it believes is in contravention to the securities regulations or the Criminal code to the appropriate authorities as well as pursuing any remedies available to KYXPYX and/or the Companies if it reasonably believes that this Confidentiality agreement has been breached.

Accordingly, in consideration of your association with KyxPyx and./or the companies, you agree not to disclose any Confidential Information to any third party other than:

(a) to other directors or executives of KYXPYX and/or the Companies

(b) Confidential information which is generally available to the public at the time of such discloser or use, other that by reason of a breach of this agreement

(c) Confidential Information that is required to be disclosed by law or by any governmental or regulatory authority having jurisdiction or in connection with any court proceedings; or

(d) Confidential Information which may be disclosed with the express written permission of the Board of Directors of KYXPYX and/or the Companies.

You agree that you have received good, valuable and sufficient consideration for the covenants and agreements made by you herein.

No failure or delay by KYXPYX and/or the Companies in exercising any right power of privilege hereunder shall operate as a waiver hereof, nor shall any single or partial exercise thereof preclude any other further exercise thereof or the exercise of any right power of privilege hereunder.

The unlawfulness or invalidity or unenforceability of any provision in this Agreement or of any covenant herein contained on the part of any party shall not affect the validity or enforceability of any other provision or covenant hereof or herein contained.

If the above terms accord with your understanding of our agreement, kindly sign the enclosed copy of this agreement where shown. Upon doing so this will constitute a binding agreement between the parties herein.

DATED at Vancouver, British Columbia, this 16 day of March, 199_ 2000

KYXPYX Technologies, Ltd.

Per: ______________________

Authorized Signatory

Agreed to and accepted this 16 day of March, 2000

Signed, Sealed and Delivered by ______ in the presence of:)
)
)
______________________)
(Witness name and signature))

A. J. Vesak.

insert name

CONFIDENTIALITY AGREEMENT

KIMIHIKO SATO
11957 – 44B AVE
DELTA, BC
V4K 1H9
(insert name and address)

Through your direct association with KyxPyx technologies and/or its affiliated companies (the companies), you may receive confidential information or information that has not been generally disclosed to the public about the affairs of the KYXPYX and/or the Companies.

You agree that any information that you may receive about the business and affairs of KYXPYX and/or the Companies may include confidential information, some of which will include trade secrets and other confidential or proprietary information (confidential information) specifically including the following:

(a) Material information about the affairs of KYXPYX and/or the Companies which wools reasonably be expected to have a significant effect on the market price of the securities of KYXPYX and/or the Companies;

(b) information relating to, inter alia, KyxPyx and/or companies', contracts, joint ventures, projects and business interests; and

(c) investor and shareholder lists, prospective investor mailing or electronic lists; industry contacts of KyxPyx and/or companies

You agree not disclose or communicate any Confidential Information to any third party. For greater certainty, Confidential Information, also includes, inter alia:

(a) services, product, processes, techniques and operating capabilities, technical data;

(b) trade secrets and know-how; and

(c) financial, sales and marketing information

You acknowledge that the confidential information could be use to the detriment of KYXPYX and/or the Companies. Certain confidential information, if communicated to third parties or use such information for financial gain, may result in civil and criminal liability to the person communicating such information. KyxPyx and/or companies will report activities that it believes is in contravention to the securities regulations or the Criminal code to the appropriate authorities as well as pursuing any remedies available to KYXPYX and/or the Companies if it reasonably believes that this Confidentiality agreement has been breached.

Accordingly, in consideration of your association with KyxPyx and./or the companies, you agree not to disclose any Confidential Information to any third party other than:

(a) to other directors or executives of KYXPYX and/or the Companies

(b) Confidential information which is generally available to the public at the time of such discloser or use, other that by reason of a breach of this agreement

(c) Confidential Information that is required to be disclosed by law or by any governmental or regulatory authority having jurisdiction or in connection with any court proceedings; or

(d) Confidential Information which may be disclosed with the express written permission of the Board of Directors of KYXPYX and/or the Companies.

You agree that you have received good, valuable and sufficient consideration for the covenants and agreements made by you herein.

No failure or delay by KYXPYX and/or the Companies in exercising any right power of privilege hereunder shall operate as a waiver hereof, nor shall any single or partial exercise thereof preclude any other further exercise thereof or the exercise of any right power of privilege hereunder.

The unlawfulness or invalidity or unenforceability of any provision in this Agreement or of any covenant herein contained on the part of any party shall not affect the validity or enforceability of any other provision or covenant hereof or herein contained.

If the above terms accord with your understanding of our agreement, kindly sign the enclosed copy of this agreement where shown. Upon doing so this will constitute a binding agreement between the parties herein.

DATED at Vancouver, British Columbia, this 16th day of March, 2000

KYXPYX Technologies, Ltd

Per: ____________________
Authorized Signatory

Agreed to and accepted this 16 day of March, 2000

Signed, Sealed and Delivered by ____________ in the presence of:)
)
____________________)
(Witness name and signature))

Rory O'Byrne
insert name

TECHNOLOGY LICENSE AGREEMENT

Between:

Kyxpyx Technologies Inc.
A British Columbia body corporate
with its principal place of business at
Suite 100 – 1847 West Broadway,
Vancouver, British Columbia, V6M 2L9

(hereinafter referred to as "KYXPYX")

And:

Prospero Entertainment Group Inc.
A British Columbia body corporate
with its principal place of business at
#202-181 Keefer Place
Vancouver, British Columbia, V6B 6L4

(hereinafter referred to as "PROSPERO")

This License Agreement (the "Agreement") is entered into and effective as of this the 30 day of Nov 2001 (the "Effective Date") between KYXPYX and PROSPERO.

RECITALS

WHEREAS:

A. KYXPYX wishes to license that part of its streaming video technology, Version 0.7 (hereinafter referred to as the "Technology") to PROSPERO; and

B. PROSPERO wishes to use the Technology for the Purposes, of demonstrations to its existing and potential future clients.

NOW THEREFORE, for good and valuable consideration, which is acknowledged received by the parties, KYXPYX and PROSPERO agree as follows:

1.0 <u>Definitions</u>

1.1 *"Derivative Work(s)"* means any revision, modification, translation, abridgment, condensation, expansion, collection, compilation or other form in which an existing work may be recast, transformed, ported or adapted and which is a "derivative work" under Canadian or U.S. copyright law.

1.2 *"Independent Work(s)"* means any work, or portion thereof, that is independently developed and performs the same or similar functions as the Technology, but is not a Derivative Work of the Technology.

1.3 *"Intellectual Property Rights,"* means all intellectual property rights worldwide arising under, without under statutory or common law, and whether or not perfected, including, without limitation, all (i) patents and patent applications owned or licensable by a party hereto ("Patent Rights"); (ii) rights associated with works of authorship including copyrights, copyright applications, copyright registrations; (iii) rights relating to the protection of trade secrets and confidential information; (iv) any proprietary rights relating to intangible property (other than trademark, trade dress, or service mark rights); and (v) divisions, continuations, renewals, reissues and extensions of the foregoing (as and to the extent applicable) now existing, hereafter filed, issued or acquired.

1.4 *"Subsidiary"* means a corporation, partnership, limited liability company, unincorporated association, or other entity (a) greater than 50% of whose combined voting power of the total issued and outstanding voting stock (representing the right to vote for the election of directors or other management authority) is, now or hereafter, owned or controlled, directly or indirectly, by a party hereto (a "Parent"), and is actually controlled or managed by such Parent, or (b) which does not have outstanding share or securities, as may be the case in a partnership or limited liability company, but greater than 50% of whose ownership as equity interest is, now or hereafter, owned or controlled, directly or indirectly, by a Parent and is actually managed or controlled by such Parent.

1.5 *"KYXPYX"* means Kyxpyx Technologies, Inc. and all of its Agents, Affiliates and Subsidiaries,

1.6 *"PROSPERO"* means Prospero Entertainment Group Inc. and all of their Agents, Affiliates and Subsidiaries.

1.7 *" Technology"* means the KYXPYX streaming video technology and associated source code and technology.

1.8 *"Term"* shall mean the duration of this Agreement.

1.9 *"Upgrades"* means any new releases and versions of the Technology by KYXPYX which include, but are not limited to bug fixes, modifications, variations, or enhancements of the Technology.

2.0 <u>License Grant</u>

2.1 KYXPYX hereby grants to PROSPERO, and PROSPERO hereby accepts from KYXPYX, a non-transferable license under the Intellectual Property Rights of KYXPYX, to display or demonstrate the Technology to PROSPERO's existing and potential clients worldwide, on the following terms:

i. PROSPERO shall not sublicense or distribute the Technology to any third party, without KYXPYX's prior written consent;
ii. The Term of this Agreement is ninety (90) days from the date of execution of this Agreement;
iii. PROSPERO shall not copy, reverse engineer, distribute the Technology, or do anything not associated with mere demonstrations of the Technology;
iv. PROSPERO shall not demonstrate or display the Technology to any competitor of KYXPYX;
v. During any demonstration or display undertaken by PROSPERO, KYXPYX's logos and name shall be given equal billing and display to PROSPERO's logos and any of PROSPERO's advertising features;
vi. PROSPERO shall not use the technology in any commercial way to service any existing or potential clients, without the prior written authorization of KYXPYX;
vii. PROSPERO shall have right of first refusal to enter into a reseller agreement with KYXPYX, on terms to be agreed;
viii. KYXPYX shall give PROSPERO and its staff free e-mail technical support;
ix. PROSPERO shall obtain KYXPYX's written agreement prior to any use of the Technology not delineated in this Agreement;
x. PROSPERO agrees to promptly return to KYXPYX the Technology and any copy thereof, or any material associated with the Technology in the event of a material breach of this Agreement and all grace periods have expired;
xi. The rights granted to PROSPERO by KYXPYX are limited only insofar as they remain in tact pursuant to this Agreement as long as this Agreement remains in force. Any material breach followed by the expiration of any grace periods shall cause all rights of PROSPERO to use the Technology to be extinguished.

2.2 KYXPYX retains all right, title and interest in and to the Technology, Documentation, Upgrades, KYXPYX-authored Derivative Works, KYXPYX-authored Independent Works and KYXPYX bug fixes.

2.3 KYXPYX warrants that it has the authority and right to grant the limited license to PROSPERO as described in this Agreement.

2.4 PROSPERO shall not remove any copyright notices, trademark notices, patent notices or other proprietary legends of KYXPYX contained on or in the technology or its documentation.

3.0 <u>Representations and Warranties of KYXPYX</u>

3.1 KYXPYX hereby represents and warrants that:

(a) KYXPYX has authorized the Person who has signed this Agreement for KYXPYX to execute and deliver this Agreement to PROSPERO on behalf of KYXPYX

(b) KYXPYX has not previously granted and will not grant any rights in the Technology to any third party that are inconsistent with the rights granted to PROSPERO in this Agreement;

4.0 Representations and Warranties of PROSPERO

4.1 PROSPERO hereby represents and warrants that PROSPERO has authorized the person who has signed this Agreement for PROSPERO to execute and deliver this Agreement to KYXPYX on behalf of PROSPERO;

5.0 Disclaimer

5.1 Except as specified in this agreement, all express or implied representations and warranties, including any implied warranty of merchantability, fitness for a particular purpose or non-infringement, are hereby disclaimed.

6.0 Confidential Information

6.1 For the purposes of this Agreement "Confidential Information" means the Technology the source code form of the Technology, KYXPYX-authored Derivative Works of the Technology, Independent Works or Upgrades of the Technology, and information that relates to (i) KYXPYX hardware or software, (ii) the customer lists, business plans and related information of either party, and (iii) any other technical or business information of the parties, including the terms and conditions of this Agreement;

6.2 In all cases, information which a party wishes to be treated as "Confidential Information" shall be marked as "confidential" or "proprietary" (or with words of similar import) in writing by the disclosing party on any tangible manifestation of the information transmitted in connection with the disclosure, or, if disclosed orally, designated as "confidential" or "proprietary" (or with words of similar import) at the time of disclosure or within a reasonable time thereafter unless the circumstances of the disclosure indicate that such disclosure is intended by a party to be confidential.

6.3 The parties agree that all disclosures of Confidential Information (as defined under Section 6.1 herein) shall be governed by and treated in accordance with the terms of the Confidential Disclosure Agreement (the "CDA") attached hereto as Appendix "A" and incorporated herein by reference, modified as follows:

(a) The definition of "Confidential Information" shall be as set forth in Section 6.1 herein notwithstanding any definition set forth in the CDA;

(b) The use of Confidential Information shall be limited to the scope of the license provided in this Agreement;

(c) the obligations of confidentiality expressed in the CDA shall extend three (3) years beyond termination or expiration of this Agreement, except with respect to Source Code form of the Technology, which shall be held confidential in perpetuity; and

(d) the term of the CDA shall extend to coincide with the Term for purposes of disclosures of Confidential Information for purposes of this Agreement.

7.0 Miscellaneous

7.1 All notices must be in writing and delivered either in person or by certified mail or registered mail, postage prepaid, return receipt requested, or by confirmed e-mail to the person(s) and address specified below, Such notice will be effective upon receipt.

a) KYXPYX
Kyxpyx Technologies Inc.
Suite 100 – 1847 West Broadway,
Vancouver, British Columbia, V6M 2L9
e-mail address: k_meyers@kyxpyx.com

b) PROSPERO
Prospero Entertainment Group Inc.
#202-181 Keefer Place
Vancouver, British Columbia
e-mail address: jlambert@idmail.com

8.0 Partial Invalidity

8.1 If any term or provision of this Agreement is found to be invalid under any applicable statute or rule of law then, that provision notwithstanding, this Agreement shall remain in full force and effect and such provision shall be deleted unless such a deletion would frustrate the intent of the parties with respect to any material aspect of the relationship established hereby, in which case, this Agreement and the licenses and rights granted hereunder shall terminate.

9.0 Complete Understanding

9.1 This Agreement and the Exhibits hereto constitute and express the final, complete and exclusive agreement and understanding between the parties with respect to its subject matter and supersede all previous communications, representations or agreements, whether written or oral, with respect to the subject matter hereof. This Agreement may not be modified, amended, rescinded, cancelled or waived, in whole or in part, except by a written instrument signed by the parties.

10.0 Disclaimer of Agency

10.1 The relationship created hereby is that of licensor and licensee and the parties hereby acknowledge and agree that nothing herein shall be deemed to constitute PROSPERO as a franchisee of KYXPYX. PROSPERO hereby waives the benefit of any state or federal statutes dealing with the establishment and regulation of franchises.

11.0 Assignment and Change in Control

11.1 This Agreement may not be assigned by either party except as herein provided without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed, except that either party may assign this Agreement to a majority-owned subsidiary

12.0 Construction

12.1. This Agreement will be fairly interpreted in accordance with its terms and without any strict construction in favor of or against either party.

13.0 Appendices

13.1 The following is included herein by reference as integral part of this Agreement:

- Exhibit "A" - Confidential Disclosure Agreement.

14.0 Section references

14.1 Any reference contained herein to an article of this Agreement shall be meant to refer to all subsections of the article.

15.0 Governing Law

15,1 The law that governs the interpretation and enforcement of tile Agreement is the law of the Province of British Columbia.

16.0 Headings

16.1 Headings used in this Agreement are provided for convenience only and shall not be used to construe meaning or intent.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives

Signed this 30 day of Nov 2001.

MRI
Witness

Kyxpyx Technologies Inc.

Maria Ruiz Isaac.
Witness

Prospero Entertainment Group Inc.

APPENDIX "A"

CONFIDENTIAL DISCLOSURE AGREEMFNT

BI-LATERAL DISCLOSURE

KYXPYX and PROSPERO agree that the definitions in section 1 of the Agreement and this Appendix are incorporated into the Agreement by reference and are an integral part of this Agreement; and the parties further agree as follows:

1.

(a) The information disclosed under this Agreement ("Information") includes the following: Kyxpyx Information: information related to the Technology, associated technologies, licensing practices and research and development plans; and

(b) The permitted use of the Technology is for the purpose of exploring business possibilities between PROSPERO and their existing client and possible future clients.

2. This Agreements covers only technology which is disclosed between the Effective Date and ninety (90) days thereafter, Each party's obligations regarding Information expires three (3) years after the date of disclosure (except for the Technology and source code, which shall be protected in perpetuity). Information shall be used solely as permitted above, and shall not be disclosed to a third party other than a subsidiary, agent, or subcontractor of the receiving party who has agreed to be bound by the terms of this Agreement. Each party shall protect Information of the other party using the same degree of care, but not less than a reasonable degree of care, as such party to protect its own confidential information. Upon termination of this Agreement or the disclosing party's written request, the receiving party shall cease use of Information and return or destroy all information.

3. Each party shall be obligated to protect only Information: (a) disclosed in tangible form clearly labeled as confidential or proprietary at the time of disclosure; or (b) disclosed in non-tangible form, identified as confidential or proprietary at the time of disclosure, and summarized in writing, designated as confidential or proprietary, and delivered to the other party within thirty (30) days after disclosure.

4. This Agreement imposes no obligation upon the receiving party with respect to Information which: (a) was in the possession of, or was known by, the receiving party prior to its receipt from the disclosing party, without an obligation to maintain its confidentiality, (b) is or becomes generally known to the public without violation of this Agreement; (c) is obtained by the receiving party from a third party, without an obligation to keep such information confidential; or (d) is independently developed by the receiving party without use of Information.

5. Disclosure of the other party's Information is not prohibited if prior notice is given to the other party and such disclosure is: (a) compelled pursuant to a legal proceeding or (b) otherwise required by law. Information is delivered "AS IS," and all representations and warranties, express or implied, including fitness for a particular purpose, merchantability, and non-infringement, are hereby disclaimed. Neither party has an obligation to sell or purchase any item from the other party. Neither party shall be liable for any special, incidental, consequential or punitive damages by reason of any alleged breach of this Agreement based on any theory of liability. Nothing is this Agreement shall be construed as a representation that the receiving party will not develop or acquire information that is the same as or similar to Information, provided that the receiving party does not do so in breach of this Agreement. The receiving party agrees that any breach of this Agreement will result in irreparable harm to the disclosing party for which damages would be an inadequate remedy and, therefore, in addition to its rights and remedies otherwise available at law, the disclosing party shall be entitled to equitable relief, including injunction, in the event of such breach. The receiving party does not acquire any rights in Information, except the limited rights to use Information as described above.

6. This Agreement constitutes the entire agreement between the parties concerning its subject matter. All additions or modifications to this Agreement must be made in writing and must be signed by an authorized representative of each party. The parties agree to comply strictly with all applicable export control laws and regulations. Any action relating to this Agreement will be governed by British Columbia law, excluding choice of law rules.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives

Signed this 30 day of Nov 20 01

MK'I
Witness

Kyxpyx Technologies Inc.

Maria Ruiz Isaac.
Witness

Prospero Entertainment Group Inc.

Borden Ladner Gervais LLP
Patent & Trade-mark Agents
60 Queen Street
Ottawa, Canada K1P 5Y7
Telephone 613-237-5160
Facsimile 613-787-3558

VIA FACSIMILE
(Original to Follow)
953-2476

PCT APPLICATION

IN THE CANADIAN PATENT OFFICE

TO: The Commissioner of Patents,
OTTAWA/HULL, Canada

ATTENTION: CANADIAN RECEIVING OFFICE

June 21, 2001

Dear Sir:

Please Quote
Our File No. PAT 280W-90

We enclose for filing a PCT application consisting of the following:

1. (X) This application contains 1 - 40 sheets.

2. (X) Total fees for this application to follow.

Yours very truly

Borden Ladner Gervais LLP / s.r.l.

PCT

REQUEST

The undersigned requests that the present international application be processed according to the Patent Cooperation Treaty.

For receiving Office use only
International Application No.
International Filing Date
Name of receiving Office and "PCT International Application"

Applicant's or agent's file reference *(if desired) (12 characters maximum)* PAT 280W-90

Box No. I TITLE OF INVENTION
MULTIMEDIA COMPRESSION, CODING AND TRANSMISSION METHOD AND SYSTEM

Box No. II APPLICANT ☐ This person is also inventor

Name and address: *(Family name followed by given name; for a legal entity, full official designation. The address must include postal code and name of country. The country of the address indicated in this Box is the applicant's State (that is, country) of residence if no State of residence is indicated below.)*

KYXPYX TECHNOLOGIES INC.
2305-1050 Burrard Street
Vancouver, British Columbia V6Z 2S3
CANADA

Telephone No.

Facsimile No.

Teleprinter No.

Applicant's registration No. with the Office

State *(that is, country)* of nationality: CA

State *(that is, country)* of residence: CA

This person is applicant for the purposes of: ☐ all designated States ☒ all designated States except the United States of America ☐ the United States of America only ☐ the States indicated in the Supplemental Box

Box No. III FURTHER APPLICANT(S) AND/OR (FURTHER) INVENTOR(S)

Name and address: *(Family name followed by given name; for a legal entity, full official designation. The address must include postal code and name of country. The country of the address indicated in this Box is the applicant's State (that is, country) of residence if no State of residence is indicated below.)*

SATO, Kimihiko E.
404-1060 Alberni Street
Vancouver, British Columia V6E 4K2
CANADA

This person is:
☐ applicant only
☒ applicant and inventor
☐ inventor only *(If this check-box is marked, do not fill in below.)*

Applicant's registration No. with the Office

State *(that is, country)* of nationality: CA

State *(that is, country)* of residence: CA

This person is applicant for the purposes of: ☐ all designated States ☐ all designated States except the United States of America ☒ the United States of America only ☐ the States indicated in the Supplemental Box

☒ Further applicants and/or (further) inventors are indicated on a continuation sheet.

Box No. IV AGENT OR COMMON REPRESENTATIVE; OR ADDRESS FOR CORRESPONDENCE

The person identified below is hereby/has been appointed to act on behalf of the applicant(s) before the competent International Authorities as: ☒ agent ☐ common representative

Name and address: *(Family name followed by given name; for a legal entity, full official designation. The address must include postal code and name of country.)*

KINSMAN, Anne
c/o BORDEN LADNER GERVAIS LLP
1000-60 Queen Street
Ottawa, Ontario K1P 5Y7
CANADA

* See sheet 4 for additional agents

Telephone No. (613)237-5160

Facsimile No. (613)787-3558

Teleprinter No.

Agent's registration No. with the Office

☐ **Address for correspondence:** Mark this check-box where no agent or common representative is/has been appointed and the space above is used instead to indicate a special address to which correspondence should be sent.

Sheet No. ...2...

Continuation of Box No. III FURTHER APPLICANT(S) AND/OR (FURTHER) INVENTOR(S)

If none of the following sub-boxes is used, this sheet should not be included in the request.

Name and address: *(Family name followed by given name; for a legal entity, full official designation. The address must include postal code and name of country. The country of the address indicated in this Box is the applicant's State (that is, country) of residence if no State of residence is indicated below.)*

MYERS, Kelly Lee
802-1955 Haro Street
Vancouver, British Columbia V6G 1J1
CANADA

This person is:
- [ ] applicant only
- [x] applicant and inventor
- [ ] inventor only *(If this check-box is marked, do not fill in below.)*

Applicant's registration No. with the Office

State *(that is, country)* of nationality: US

State *(that is, country)* of residence: CA

This person is applicant for the purposes of:
- [ ] all designated States
- [ ] all designated States except the United States of America
- [x] the United States of America only
- [ ] the States indicated in the Supplemental Box

Name and address: *(Family name followed by given name; for a legal entity, full official designation. The address must include postal code and name of country. The country of the address indicated in this Box is the applicant's State (that is, country) of residence if no State of residence is indicated below.)*

This person is:
- [ ] applicant only
- [ ] applicant and inventor
- [ ] inventor only *(If this check-box is marked, do not fill in below.)*

Applicant's registration No. with the Office

State *(that is, country)* of nationality:

State *(that is, country)* of residence:

This person is applicant for the purposes of:
- [ ] all designated States
- [ ] all designated States except the United States of America
- [ ] the United States of America only
- [ ] the States indicated in the Supplemental Box

Name and address: *(Family name followed by given name; for a legal entity, full official designation. The address must include postal code and name of country. The country of the address indicated in this Box is the applicant's State (that is, country) of residence if no State of residence is indicated below.)*

This person is:
- [ ] applicant only
- [ ] applicant and inventor
- [ ] inventor only *(If this check-box is marked, do not fill in below.)*

Applicant's registration No. with the Office

State *(that is, country)* of nationality:

State *(that is, country)* of residence:

This person is applicant for the purposes of:
- [ ] all designated States
- [ ] all designated States except the United States of America
- [ ] the United States of America only
- [ ] the States indicated in the Supplemental Box

Name and address: *(Family name followed by given name; for a legal entity, full official designation. The address must include postal code and name of country. The country of the address indicated in this Box is the applicant's State (that is, country) of residence if no State of residence is indicated below.)*

This person is:
- [ ] applicant only
- [ ] applicant and inventor
- [ ] inventor only *(If this check-box is marked, do not fill in below.)*

Applicant's registration No. with the Office

State *(that is, country)* of nationality:

State *(that is, country)* of residence:

This person is applicant for the purposes of:
- [ ] all designated States
- [ ] all designated States except the United States of America
- [ ] the United States of America only
- [ ] the States indicated in the Supplemental Box

- [ ] Further applicants and/or (further) inventors are indicated on another continuation sheet.

Sheet No. ...3...

Box No.V DESIGNATION OF STATES *Mark the applicable check-boxes below; at least one must be marked.*

The following designations are hereby made under Rule 4.9(a):

Regional Patent

- [x] **AP** **ARIPO Patent:** **GH** Ghana, **GM** Gambia, **KE** Kenya, **LS** Lesotho, **MW** Malawi, **MZ** Mozambique, **SD** Sudan, **SL** Sierra Leone, **SZ** Swaziland, **TZ** United Republic of Tanzania, **UG** Uganda, **ZW** Zimbabwe, and any other State which is a Contracting State of the Harare Protocol and of the PCT
- [x] **EA** **Eurasian Patent:** **AM** Armenia, **AZ** Azerbaijan, **BY** Belarus, **KG** Kyrgyzstan, **KZ** Kazakhstan, **MD** Republic of Moldova, **RU** Russian Federation, **TJ** Tajikistan, **TM** Turkmenistan, and any other State which is a Contracting State of the Eurasian Patent Convention and of the PCT
- [x] **EP** **European Patent:** **AT** Austria, **BE** Belgium, **CH & LI** Switzerland and Liechtenstein, **CY** Cyprus, **DE** Germany, **DK** Denmark, **ES** Spain, **FI** Finland, **FR** France, **GB** United Kingdom, **GR** Greece, **IE** Ireland, **IT** Italy, **LU** Luxembourg, **MC** Monaco, **NL** Netherlands, **PT** Portugal, **SE** Sweden, **TR** Turkey, and any other State which is a Contracting State of the European Patent Convention and of the PCT
- [x] **OA** **OAPI Patent:** **BF** Burkina Faso, **BJ** Benin, **CF** Central African Republic, **CG** Congo, **CI** Côte d'Ivoire, **CM** Cameroon, **GA** Gabon, **GN** Guinea, **GW** Guinea-Bissau, **ML** Mali, **MR** Mauritania, **NE** Niger, **SN** Senegal, **TD** Chad, **TG** Togo, and any other State which is a member State of OAPI and a Contracting State of the PCT *(if other kind of protection or treatment desired, specify on dotted line)* ....

National Patent *(if other kind of protection or treatment desired, specify on dotted line)*:

- [x] AE United Arab Emirates
- [x] AG Antigua and Barbuda
- [x] AL Albania
- [x] AM Armenia
- [x] AT Austria
- [x] AU Australia
- [x] AZ Azerbaijan
- [x] BA Bosnia and Herzegovina
- [x] BB Barbados
- [x] BG Bulgaria
- [x] BR Brazil
- [x] BY Belarus
- [x] BZ Belize
- [x] CA Canada
- [x] CH & LI Switzerland and Liechtenstein
- [x] CN China
- [x] CO Colombia
- [x] CR Costa Rica
- [x] CU Cuba
- [x] CZ Czech Republic
- [x] DE Germany
- [x] DK Denmark
- [x] DM Dominica
- [x] DZ Algeria
- [x] EE Estonia
- [x] ES Spain
- [x] FI Finland
- [x] GB United Kingdom
- [x] GD Grenada
- [x] GE Georgia
- [x] GH Ghana
- [x] GM Gambia
- [x] HR Croatia
- [x] HU Hungary
- [x] ID Indonesia
- [x] IL Israel
- [x] IN India
- [x] IS Iceland
- [x] JP Japan
- [x] KE Kenya
- [x] KG Kyrgyzstan
- [x] KP Democratic People's Republic of Korea
- [x] KR Republic of Korea
- [x] KZ Kazakhstan
- [x] LC Saint Lucia
- [x] LK Sri Lanka
- [x] LR Liberia
- [x] LS Lesotho
- [x] LT Lithuania
- [x] LU Luxembourg
- [x] LV Latvia
- [x] MA Morocco
- [x] MD Republic of Moldova
- [x] MG Madagascar
- [x] MK The former Yugoslav Republic of Macedonia
- [x] MN Mongolia
- [x] MW Malawi
- [x] MX Mexico
- [x] MZ Mozambique
- [x] NO Norway
- [x] NZ New Zealand
- [x] PL Poland
- [x] PT Portugal
- [x] RO Romania
- [x] RU Russian Federation
- [x] SD Sudan
- [x] SE Sweden
- [x] SG Singapore
- [x] SI Slovenia
- [x] SK Slovakia
- [x] SL Sierra Leone
- [x] TJ Tajikistan
- [x] TM Turkmenistan
- [x] TR Turkey
- [x] TT Trinidad and Tobago
- [x] TZ United Republic of Tanzania
- [x] UA Ukraine
- [x] UG Uganda
- [x] US United States of America
- [x] UZ Uzbekistan
- [x] VN Viet Nam
- [x] YU Yugoslavia
- [x] ZA South Africa
- [x] ZW Zimbabwe

Check-boxes below reserved for designating States which have become party to the PCT after issuance of this sheet:

- [x] ....EC..........
- [ ] ....
- [ ] ....
- [ ] ....
- [ ] ....
- [ ] ....

Precautionary Designation Statement: In addition to the designations made above, the applicant also makes under Rule 4.9(b) all other designations which would be permitted under the PCT except any designation(s) indicated in the Supplemental Box as being excluded from the scope of this statement. The applicant declares that those additional designations are subject to confirmation and that any designation which is not confirmed before the expiration of 15 months from the priority date is to be regarded as withdrawn by the applicant at the expiration of that time limit. *(Confirmation (including fees) must reach the receiving Office within the 15-month time limit.)*

Supplemental Box *If the Supplemental Box is not used, this sheet should not be included in the request.*

1. *If, in any of the Boxes, except Boxes Nos. VIII(i) to (v) for which a special continuation box is provided, the space is **insufficient** to furnish all the information: in such case, write "Continuation of Box No...." (indicate the number of the Box) and furnish the information in the same manner as required according to the captions of the Box in which the space was insufficient, in particular:*

(i) ***if more than two persons are to be indicated as applicants and/or inventors** and no "continuation sheet" is available: in such case, write "Continuation of Box No. III" and indicate for each additional person the same type of information as required in Box No. III. The country of the address indicated in this Box is the applicant's State (that is, country) of residence if no State of residence is indicated below;*

(ii) *if, in Box No. II or in any of the sub-boxes of Box No. III, the indication **"the States indicated in the Supplemental Box"** is checked: in such case, write "Continuation of Box No. II" or "Continuation of Box No. III" or "Continuation of Boxes No. II and No. III" (as the case may be), indicate the name of the applicant(s) involved and, next to (each) such name, the State(s) (and/or, where applicable, ARIPO, Eurasian, European or OAPI patent) for the purposes of which the named person is applicant;*

(iii) *if, in Box No. II or in any of the sub-boxes of Box No. III, the **inventor or the inventor/applicant is not inventor for the purposes of all designated States or for the purposes of the United States of America**: in such case, write "Continuation of Box No. II" or "Continuation of Box No. III" or "Continuation of Boxes No. II and No. III" (as the case may be), indicate the name of the inventor(s) and, next to (each) such name, the State(s) (and/or, where applicable, ARIPO, Eurasian, European or OAPI patent) for the purposes of which the named person is inventor;*

(iv) *if, in addition to the agent(s) indicated in Box No. IV, there are **further agents**: in such case, write "Continuation of Box No. IV" and indicate for each further agent the same type of information as required in Box No. IV;*

(v) *if, in Box No. V, the name of any State (or OAPI) is accompanied by the indication **"patent of addition,"** or **"certificate of addition,"** or if, in Box No. V, the name of the United States of America is accompanied by an indication **"continuation"** or **"continuation-in-part"**: in such case, write "Continuation of Box No. V" and the name of each State involved (or OAPI), and after the name of each such State (or OAPI), the number of the parent title or parent application and the date of grant of the parent title or filing of the parent application;*

(vi) *if, in Box No. VI, there are **more than five earlier applications whose priority is claimed**: in such case, write "Continuation of Box No. VI" and indicate for each additional earlier application the same type of information as required in Box No. VI.*

2. *If, with regard to the **precautionary designation statement** contained in Box No. V, the applicant wishes to exclude any State(s) from the scope of that statement: in such case, write "Designation(s) excluded from precautionary designation statement" and indicate the name or two-letter code of each State so excluded.*

* Additional Agents

COLLARD, Christine J.
HICKS, Andrew R.
MARCUS, Martin J.
KENEFORD, L. Brooke
MARSMAN, Kathleen E.
CONN, David L.
PAXTON, John
FRITZ, Joachim T.

BORDEN LADNER GERVAIS LLP
1000-60 Queen Street
Ottawa, Ontario K1P 5Y7
CANADA

Telephone: (613)237-5160
Facsimile: (613)787-3558

Sheet No. ..5...

Box No. VI PRIORITY CLAIM

The priority of the following earlier application(s) is hereby claimed:

Filing date of earlier application *(day/month/year)*	Number of earlier application	Where earlier application is:		
		national application: country	regional application:* regional Office	international application: receiving Office
item (1) 21 June 2000 (21/06/00)	2,312,333	CA		
item (2)				
item (3)				
item (4)				
item (5)				

☐ Further priority claims are indicated in the Supplemental Box.

The receiving Office is requested to prepare and transmit to the International Bureau a certified copy of the earlier application(s) *(only if the earlier application was filed with the Office which for the purposes of this international application is the receiving Office)* identified above as:

☐ all items ☐ item (1) ☐ item (2) ☐ item (3) ☐ item (4) ☐ item (5) ☐ other, see Supplemental Box

* *Where the earlier application is an ARIPO application, indicate at least one country party to the Paris Convention for the Protection of Industrial Property or one Member of the World Trade Organization for which that earlier application was filed (Rule 4.10(b)(ii)):* ....

....

Box No. VII INTERNATIONAL SEARCHING AUTHORITY

Choice of International Searching Authority (ISA) *(if two or more International Searching Authorities are competent to carry out the international search, indicate the Authority chosen; the two-letter code may be used)*:

ISA / ....

Request to use results of earlier search; reference to that search *(if an earlier search has been carried out by or requested from the International Searching Authority)*:

Date *(day/month/year)* Number Country *(or regional Office)*

Box No. VIII DECLARATIONS

The following **declarations** are contained in Boxes Nos. VIII (i) to (v) *(mark the applicable check-boxes below and indicate in the right column the number of each type of declaration)*: Number of declarations

☐ Box No. VIII (i) Declaration as to the identity of the inventor :

☐ Box No. VIII (ii) Declaration as to the applicant's entitlement, as at the international filing date, to apply for and be granted a patent :

☐ Box No. VIII (iii) Declaration as to the applicant's entitlement, as at the international filing date, to claim the priority of the earlier application :

☐ Box No. VIII (iv) Declaration of inventorship (only for the purposes of the designation of the United States of America) :

☐ Box No. VIII (v) Declaration as to non-prejudicial disclosures or exceptions to lack of novelty :

Box No. IX CHECK LIST; LANGUAGE OF FILING

This international application **contains**:

(a) the following number of **sheets in paper form**:

request (including declaration sheets)	:	6
description (excluding sequence listing part)	:	20
claims	:	3
abstract	:	1
drawings	:	10
Sub-total number of sheets	:	40
sequence listing part of description *(actual number of sheets if filed in paper form, whether or not also filed in computer readable form; see (b) below)*	:	
Total number of sheets	:	40

(b) sequence listing part of description filed in **computer readable form**

(i) ☐ only (under Section 801(a)(i))

(ii) ☐ in addition to being filed in paper form (under Section 801(a)(ii))

Type and number of carriers (diskette, CD-ROM, CD-R or other) on which the sequence listing part is contained *(additional copies to be indicated under item 9(ii), in right column)*: . . . .

This international application is **accompanied by** the following item(s) *(mark the applicable check-boxes below and indicate in right column the number of each item)*:

	Number of items
1. ☐ fee calculation sheet	:
2. ☐ original separate power of attorney	:
3. ☐ original general power of attorney	:
4. ☐ copy of general power of attorney; reference number, if any:	:
5. ☐ statement explaining lack of signature	:
6. ☐ priority document(s) identified in Box No. VI as item(s):	:
7. ☐ translation of international application into *(language)*:	:
8. ☐ separate indications concerning deposited microorganism or other biological material	:
9. ☐ sequence listing in computer readable form (indicate also type and number of carriers (diskette, CD-ROM, CD-R or other))	
(i) ☐ copy submitted for the purposes of international search under Rule 13*ter* only (and not as part of the international application)	:
(ii) ☐ *(only where check-box (b)(i) or (b)(ii) is marked in left column)* additional copies including, where applicable, the copy for the purposes of international search under Rule 13*ter*	:
(iii) ☐ together with relevant statement as to the identity of the copy or copies with the sequence listing part mentioned in left column	:
10. ☐ other *(specify)*:	:

Figure of the drawings which should accompany the abstract: 1

Language of filing of the international application: English

Box No. X SIGNATURE OF APPLICANT, AGENT OR COMMON REPRESENTATIVE

Next to each signature, indicate the name of the person signing and the capacity in which the person signs (if such capacity is not obvious from reading the request).

[signature]

Anne Kinsman - Agent for the Applicants

For receiving Office use only

1. Date of actual receipt of the purported international application:

2. Drawings:
☐ received:
☐ not received:

3. Corrected date of actual receipt due to later but timely received papers or drawings completing the purported international application:

4. Date of timely receipt of the required corrections under PCT Article 11(2):

5. International Searching Authority (if two or more are competent): ISA /

6. ☐ Transmittal of search copy delayed until search fee is paid

For International Bureau use only

Date of receipt of the record copy by the International Bureau:

PCT PATENT APPLICATION

For: **MULTIMEDIA COMPRESSION, CODING AND TRANSMISSION METHOD AND SYSTEM**

Inventor(s): SATO, Kimihiko E.
404-1060 Alberni Street
Vancouver, B.C.
CANADA V6E 4K2

Citizenship: Canadian

MYERS, Kelly Lee
802-1955 Haro Street
Vancouver, B.C.
CANADA V6G 1J1

Citizenship: United States

Assignee: KyxPyx Technologies Inc.
2305-1050 Burrard Street
Vancouver, B.C.
CANADA V6Z 2S3

Small Entity: US: Yes Canada: Yes

Fig. to publish: Fig. 1

Client Ref.:

BLG File: PAT 280W-90

Last Revised: 26 June, 2001 2:38 PM
IP-OTT-1/256631.1

180

MULTIMEDIA COMPRÈSSION, CODING AND TRANSMISSION METHOD AND SYSTEM

FIELD OF THE INVENTION

The present invention relates to data compression, coding and transmission. In particular, the present invention relates to multimedia data compression, coding and transmission, such as video and audio multimedia data over a non-acknowledged and unreliable packet based transmission mechanism.

BACKGROUND OF THE INVENTION

Text, Picture, Audio and Video data are generically termed multimedia data, and the long-term archival storage of this information is termed multimedia storage.

Coding and its inverse step, decoding, describe how compressed information of video and audio data are stored, sequenced, and categorized. Content creation is the step where the multimedia data is created from raw sources and placed into multimedia storage. The apparatus that captures, encodes and compresses multimedia data is termed the content creation apparatus. The decoding, decompressing, and display apparatus for multimedia data is termed display apparatus. Transmission is the step where the multimedia data is transported via the communication medium from multimedia storage to the display apparatus. Rendering is the step where the multimedia data is converted from the encoded form into a video and audio representation at the display apparatus.

The constant aim within video data compression and transmission systems is to achieve a high degree of data compression with a minimum degree of degradation in image quality upon decompression. Generally speaking, the higher the degree of compression used, the greater will be the degradation in the image when it is decompressed. Similarly, audio compression systems aim to store the best quality reproduction of an audio signal with the least amount of storage. In both audio and video compression, a model of human perception is used so that information that is lost during compression is ordered from least likely to most likely to be perceived by the end recipient.

The Internet is a network of machines where any data sent by a transmitter may or may not arrive in a timely fashion, if at all, at the intended receiver. Current distribution of audio and video information using the Internet relies on pre-buffering a data stream prior to the presentation of the information. This is because the distribution of video over the Internet is currently reliant on the file formats used for compression and coding of the video information. Examples of such file formats are MPEG 1, MPEG 2, MPEG 4, QuickTime, AVI, and Real Media files. In all these cases, the portion of the file that is to be viewed must be sent and reassembled in its entirety at the receiver in order to correctly render the multimedia information. Current systems use either TCP (Transmission Control Protocol) or RTP/ RTCP / RTSP (Real Time Protocol / Real Time Control Protocol / Real Time Streaming Protocol) to ensure contiguous and error free data reception.

181

This current streaming methodology can be explained as downloading a file, and starting the playback of the file prior to the entire file being received. The pause at the start of streaming prior to playback commencing is called pre-buffering, and any extended stops for refilling the buffer again when the playback point overruns the end of currently received data is called re-buffering. It is this pre-buffering and re-buffering step that this invention aims to eradicate.

The conventional approach to coding information is to accommodate the lowest common denominator format, which most of the world can play using the hardware and infrastructure present. This file format is optimized for lowest bit rate coding, so that the fewest amount of bits are needed in order to reconstruct a representation of the original information. These formats, such as MPEG1, MPEG2, and MPEG4, are designed for small bit rate coding errors, such as is found in any kind of radio transmission (microwave, satellite, terrestrial). These formats are not designed specifically for the Internet, which is unreliable on a packet by packet basis rather than on a bit by bit basis.

Conventional video and audio compression algorithms and coding systems rely heavily on committee based standards work, such as MPEG2 from the MPEG committee, or H.261 from the ITU-T. These describe a multimedia data file in multimedia storage that can more or less be transmitted error-free and at a reliable rate to the decoding and decompression apparatus.

A disadvantage of MPEG type information is that it achieves the compression rate by inter-frame coding in which only differences between successive frames are recorded. The encoding typically attempts to determine the differences from both earlier and later video frames. The encoder then stores only a representation of the differences between the earlier frame and the later frame. The problem is that the differences are meaningless without a reference frame. This means that the stream needs to be coded for the bit rate that it expects to have available. The bit rates that are specified in MPEG documentation are continuous, reliable, and reproducible. The Internet is far from any of these.

The audio information is typically interleaved within the same media storage file in order to correctly synchronize the audio playback with the video playback. In conventional systems, the multimedia data that is determined at the encoding step must be transmitted in its entirety to the decoding, decompressing apparatus. When motion prediction algorithms are used in the content creation step, there is a large amount of computation required at both content creation and rendering. This then means that it is more expensive in hardware costs to do real-time content creation, and rendering.

The conventional approach also starts with television, and tries to reproduce it using the Internet as the transport mechanism for the information. In order to achieve this, the usual way is to use either TCP or RTP transports to send the MPEG coded information across the net. TCP is a protocol heavy transport, because the aim is to have the exact copy transferred from sender to receiver as fast as possible, but with no guarantee of time.

In order to compensate for unreliable and unpredictable transmission channels, such as the Internet, the conventional approach is to use pre-buffering, but in some cases, tens of seconds to several minutes of time is spent collecting pre-buffering data instead of presenting pictures with sound to the viewing and listening audience. This delay before the appearance of images or even sound can be annoying or unacceptable to the user. It is generally preferable to have audio sound and visual images even of moderate quality, for example a slow image frame rate or even a still image with audio rather a blank screen while waiting for additional multimedia data to be received. Such an approach is based on a model of human perception and preferences. To take the familiar example of changing channels on a television set. Having to wait ten seconds before receiving any image and sound could appear to be quite a long time, whereas it is less noticeable and likely less irritating if there is near instantaneous audio sound and visual images available, albeit at reduce quality. Of course, the image and sound will increase in quality as any initial delays are over and the system adjusts to the conditions of the transmission medium (e.g. Internet).

Conventional systems require that the width, height, compression level, and audio quality, are all determined at the time of compression. Even if the decoding and decompression apparatus is capable of handling a much higher quality image, the resulting experience for the user has been limited to the least capable playback device. There is no mechanism for altering the experience on the fly based on the capabilities of the display apparatus. Accordingly, the creator of the MPEG type file needs to decide at creation time what the size and quality of the image is, and the quality of the audio. If a smaller, lower quality derivative of this image or this audio is required, the creator needs to make a separate file for each variant.

The sizes and the limits of the video data is typically limited to height to width ratios of standard NTSC and PAL video, or 16:9 Wide-screen movie, as this is the standard source of moving pictures with audio. This should not be the only possible size.

Parallel to the development of video and audio compression, the field of still picture compression, such as JPEG, PNG, and Compuserve GIF, are fairly straightforward. These are usually symmetrical algorithms, so that the content creation step is of roughly equivalent complexity to the rendering step. When still pictures are flashed changing at a high enough frame rates, the illusion of motion is created. Motion JPEG (MJPEG) is a system used in non-linear video editing that does just that with still JPEG files. This is simply a video storage system, and does not encompass audio as well.

There is a need for a new type of video compression method that overcomes the above-noted deficiencies in the prior art methodologies.

SUMMARY OF THE INVENTION

It is an object of the present invention to mitigate or obviate at least one disadvantage of known multimedia coding and transmission methods.

According to an aspect of the invention, there is provided a motion picture with audio compression, coding and transmission system and method comprising: a transmission channel utilizing a single source and destination pair of addresses for both control and data, at least one transmission relay device, and at least once reception device, along with a method of coding and compressing multimedia data such that a redundant set of variably encoded audio and text information can be sent adaptively with the video in a minimally acknowledged transmission protocol.

According to a further aspect of the invention, there is provided a video and audio compression, coding and transmission method and apparatus comprising: a communication channel coupled to one transmitter device, at least one transmission relay device, and at least one reception device, along with a method of coding and compressing multimedia data, such that there are multiple levels of detail and reproducible coherence in multimedia data such that that a redundant set variably encoded of audio and text information can be sent adaptively with the video in a minimally acknowledged transmission protocol.

According to a further aspect of the present invention there is provided a method of encoding a frame of multimedia data from a transmitter to a receiver comprising: encoding a portion of image data of the frame into a first data packet, the first packet for use by the receiver to generate a viewable image upon receipt thereof; and encoding the remainder of the image data into a second data packet, the second packet for use by the receiver to generate, in conjunction with the first data packet, an enhanced version of the viewable image.

According to a still further aspect of the present invention there is provided a method of receiving multimedia data from a transmitter comprising: receiving a first data packet, the first data packet for use by the receiver to generate a viewable image; receiving a second data packet, the second data packet for use by the receiver, in conjunction with the first data packet, to generate an enhanced version of the viewable image; and sending to the transmitter a request for additional packets.

BRIEF DESCRIPTION OF THE DRAWINGS

Preferred embodiments of the present invention will now be described, by way of example only, with reference to the attached Figures, wherein:

Figure 1 shows an system for the creation, transmission, and rendering of streamed multimedia data;

Figure 2 shows a data format to store multimedia data;

Figure 3 shows a method for creation of multimedia data;

Figure 4 shows a method for front half compression and encoding;

Figure 5 shows a method for the diagonal flip step;

Figure 6 shows a method for front half data packing;

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Figure 7 shows a method for front half decompression and decoding;

Figure 8 shows a method for Picture Substream sample;

Figure 9 shows pixel numbering; and

Figure 10 shows a tiled representation.

DETAILED DESCRIPTION

The present invention is a system and method that caters to the digital convergence industry. It is a format and a set of tools for content creation, content transmission, and content presentation. Digital convergence describes how consumer electronics, computers, and communications will eventually come together into being part of the same thing. The key to this happening is that the digital media, the format for sound, video, and any other data related to such, are recorded, converted and transmitted from source to destination.

As used herein, the following terms are defined:

• Packet = a single unit of data that can be sent unreliably across the Internet.

• Frame = one full picture from the video.

• Video = a series of frames that need to be shown at a certain rate to achieve the illusion of continuous motion.

• A/V = Audio / Video = Audio and video put together into a single stream.

• MPEG = motion picture experts group. This is an ISO standards workgroup that concentrates on moving images.

• JPEG = joint photographics experts group. Similar ISO standards workgroup that concentrates on still images.

• Bit = single unit of information comprising of either a 1 or a 0.

• Octet = Byte, or 8 bits of information

• Ethernet Frame = IEEE 802.x based unit of data, which is maximum 1500 octets of information.

• IP Packet = a single unit of data that can be sent unreliably across the Internet. An IP packet may be broken down into smaller IP packets by a process called IP fragmentation, which is undone by the receiver using a process called IP reassembly.

• Image Frame = a single full picture from the video stream. Cinema motion picture is comprised of 24 image frames per second. NTSC television is 29.97 image frames per second. Image Frame is used in this document to differentiate it from an Ethernet Frame.

• Image Frame Rate = the rapid presentation of a succession of image frames to a viewer that achieves the illusion of motion.

In order to eradicate pre-buffering and re-buffering, the present invention comprises a different protocol that uses the base behaviour of the Internet fabric as the base of its design. This new protocol

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uses a 'many data packets to one acknowledgement packet' protocol, unlike TCP, which uses a 'single data packet to one acknowledgement packet' protocol. For example, a client might only send an acknowledgement and request for additional data to the server every second whereas many data packets would be received by the client during a one second period of time.

The client would also send information to the server based on current conditions. For example, if the screen displayed to the user is relatively small then a there is a limit on the amount of resolution required and the server can be asked to send an image in an appropriate fashion. Another example is the rate of information that can be successfully received by the client over the Internet at that point in time. For example, if the image frame rate used for encoding is 30 images per second but the connection only allows a maximum rate of 15 frames per second then the server will be asked to transmit at this lower rate. In addition, the client can ask the server to transmit every other frame so that there is no lag between the rate of display of the image to the user and the intended image rate.

The protocol also uses only one Internet Address and Port pair per connected client rather than RTP/RTCP/RTSP, which uses one pair for setup, teardown, and control of a session, and additional pair or pairs for the actual data transmission. The use of a single set of addresses is faster and consumes fewer resources.

The client gets information from a server in a request that maximizes data efficiency, which we define as the ratio of the useful information received to the total information received. In this regard, data that is too late to be rendered in time, partial information that cannot be rendered without some additional data, and redundant information that is received but is useless because it is already present at the receiver, will reduce data efficiency.

Clients request data from a server, which in turn gets its information from the data source. Clients do the work in calculating the data that is required and in prioritizing the data it needs to request, which it sends to the server on a periodic schedule. The server, after it receives a request and has validated it as a legitimate request, simply fulfils the request and sends the data back along the same channel as the request came in on at the exact data rate that the client requested. Any newer request immediately supersedes an older request at the server.

The data requested by the client is prioritized in accordance with a model of human perception. The method prioritization of the present invention comprises the following:

• Audio data is received before video data, because it is more important for the audio to be continuous even at the cost of losing an image frame of video.

• Higher priority audio data is requested before lower priority audio data.

• Higher priority video data is requested before lower priority video data.

• Image frame rate may be scaled back to accommodate a smaller transmission channel.

• Picture quality may be scaled back to accommodate a smaller transmission channel.

• Audio quality in bit rate, or number of channels (stereo / mono) may be scaled back to accommodate a smaller transmission channel.

• The request is tailored to current Internet conditions between the server and the client so that a complete stop in the playback of the program occurs as the last resort in the case of catastrophic and long-term stoppage in the continuity of the Internet fabric.

• The system continues to function properly even if the occasional request packet or data packet is lost by the system.

The present invention also requires a new format for the multimedia data that has unique characteristics. It is desirable that the data be stored at the information distribution point (the server) in a form that has the following characteristics:

• The compressed audio data can is quickly parsed so that the data corresponding to any particular time and duration in the program can be easily found.

• This compressed audio data is packed into chunks of information that does not rely on any other data chunk being previously received.

• The compressed video information can be quickly parsed so that compressed data corresponding to any image frame can by easily found.

• In addition, the compressed image frame data can be further parsed so that a low quality representation of the image frame, or a smaller sized representation of the image frame can be reconstructed by selectively removing data.

• In addition, the information required to modify this previously described image to be a full quality or a full sized image simply requires the previously removed data to be applied.

MPEG and H.320 / T.120 do not fit these criteria as they are inter-frame based, i.e only the differences between successive image frames are recorded. The information for a single random image frame would require that the full base frame (I frame) be found, decompressed, and all required inter-frame difference patches (P frames, B frames, and BP frames) to be applied before a single random image frame can be made. Also, the full quality and full size is the only choice for the data for the whole program. Of course the entire program could be encoded small, or at a lower quality. The size and quality level is decided at encode time, and there is no provision to switch on the fly once a program is requested. The stream is tolerant of bit errors, and is coded for the bit rate that it expects to be available in a continuous fashion. This is the case for terrestrial or satellite digital television transmission, but is not the case for the Internet, which is packet based, and is highly unpredictable on a packet-by-packet basis.

A moving still picture compression format is required for this to work. Several examples of such a format and system for video and audio that fits these criteria is described, which are based on standard continuous tone compression algorithms such as JPEG, JPEG2000, PNG, and GIF89. A further example data format is provided in the detailed description.

Although we describe in the examples an implementation over the Internet communications fabric, this invention describes an approach applicable to any non-acknowledged and unreliable transmission mechanism.

The system of the present invention encodes the information at the highest size and quality that will be requested by any client. It is then encoded in a way that makes it easy during the playback for a client to downscale the quality or size based on the conditions of the network.

In order to achieve this, the widely used conventional approach of using inter-frame coded MPEG, had to be abandoned. This instantly eliminates the requirement of a reliable transport mechanism such as TCP/IP.

Instead, the present invention relies on a transport mechanism having a single bidirectional channel with more or less uniform propogation time from sender to receiver, and the reverse. Straight unicast and multicast UDP/IP are examples although we are not limited to these at all.

Instead of an inter-frame approach, the present invention uses a moving still picture compression format. As most motion picture is originally on film stock, any continuous tone image compression algorithm, such as, but not limited to, the discrete cosine transform (DCT) in JPEG, or the Wavelet image compression algorithm in JPEG2000, can be used to compress the frames. The audio corresponding to the film is captured separately, and then encoded within the frame data as comment fields. The audio can encoded by any audio compression algorithm.

Referring to Figure 1, a system according to an embodiment of the present invention has a multimedia content creation apparatus capable of receiving audio and video data. Multimedia data created by the content creation data can be transmitted to and stored in data storage devices. The created multimedia data may be stored alongside data from other sources.

The multimedia data is accessible by a server apparatus or server having a multimedia transmission device, such as a modem, for transmitting data across a telecommunications network, such as the Internet, to a client apparatus or client. According to the present embodiment, the data is transmitted over the Internet using one or more relays or routers. These relays, however, are not necessary and a direct connection including a wireless connection between the server and the client is possible as well.

The client includes data receipt device, such as a modem, and a multimedia rendering apparatus that includes a display device such as a conventional monitor or a wide screen projector.

The source of the program is either the point where data is encoded in a live stream, or the point where the program day is controlled and then distributed to all relays, which then feed all reception devices. Relay devices need to subscribe from either this source device or from another relay, and may, through a process of trans-coding, convert from a source format of data into the form of data required by this invention. In a special case, the relay device may also be the source device, but that is not required.

Relay devices listen for control requests from any display devices on a single UDP address/port destination pair. These requests may be authenticated and subsequently discarded if they do not pass the authentication. Validated requests are entered into a work queue for fulfillment.

Fulfillment of a request consists of retrieving the exact data that is requested by the display device, and sending it in a controlled schedule back through the same channel that the request was received on.

This utilization of a single channel for control in one direction and data in the opposite direction is different from RTP/RTSP/RTCP and FTP, which requires a separate control channel from any data channels. HTTP, which is used by the "World Wide Web"(www), uses one channel for both control in one direction and data in the opposite direction, however, HTTP uses TCP instead of UDP.

In order to make such a system efficient, we need to store the information at these relay devices in a format that makes it possible to obtain a subset of the full data such that a smaller image, a lower quality image, or a reduced frame rate can be rendered efficiently with minimal calculations at the server. In addition, the data format should be such that another subset of this data can be obtained that can be applied in conjunction with the previously mentioned smaller, or lower quality image can result in a larger or higher quality image. Faster frame rates can be achieved by simply requesting more images.

This initial smaller lower quality image data subset is termed the "Front half data", and the data that need to be applied to this to obtain the larger or higher quality image is termed the "Back half data".

This system requires the use of a still image continuous tone compression algorithm, such as JPEG, MPEG (I-FRAME ONLY), or JPEG 2000. Of these, only JPEG 2000 has the capabilities inherent in order to obtain subsets of data at a reduced quality level of a smaller size, although further improvements can be made that use "hints" stored within the image as a series of binary comment fields.

The audio corresponding to the film is captured separately, but time coded to match, and then encoded using an audio compression algorithm such MPEG 2 Layer 3. The requested time period of audio data needs to be quickly obtained from within this set of audio data, and may be further transformed at transmission time with a forward error correction algorithm that allows for immediate recovery in the case of single audio packet loss. Audio packets may be further encoded as comment fields within the previously mentioned image packets and sent packaged with the motion picture, but separate audio and picture packets may be used as well.

All data received at the reception device is buffered in a method that allows for a periodic update control signal to be sent to the relay device, which supercedes any previously sent control signal. The reception device processes information regarding the received data, and decides the priority of the next required data packets. This prioritization is done by the reception device in order to ensure that at all times the data playback will not run out of information.

Immediately at the start of playback, or after a change in channel, the buffers at the reception device are purged. Only audio data is requested in a burst in order to prime the audio playback pump. Front half data at a low frame rate is then primed into the buffers so that at all times there is some movement that can be rendered without a stop in motion. When a long enough buffer of small, low quality pictures at a slow frame rate is achieved, then back half data is requested as well as front half data at a higher frame rate. The basic aim of this prioritization scheme is to maximize the use of the buffers within the routing system of the Internet, in order to present an experience similar to standard television.

Optionally, higher security can be obtained in a graded fashion, so that there may be encryption of the data at storage or during transmission, and the back half data may be set at a higher security level than the front half data.

A further innovation is to flip the image diagonally prior to compression. This innovation is useful only because most image file formats store data sequentially in the file in raster order I.E. rows, not columns. The aim is to obtain the horizontal subset data without requiring a decompression and recompression of the full image .The effect of this is that column of pixels is transformed into a row of pixels, which corresponds to a conventional row oriented storage of pixels in memory. What this means is that instead of the sequential information in the file corresponding to the picture information from top left to bottom right of the image by rows, the information corresponds to picture date from top left to bottom right by columns. Immediately prior to final rendering, the image flipping is undone for the small subset image. This introduces further work at both the compression step and the decompression step, but it facilitates left to right reduction of the image without the server having to decompress the entire image.

This diagonal flip is optional and need not be present to practice the invention. It is, however, desirable as it permits data corresponding to vertical slice of a wide horizontal image to be obtained more efficiently. For example, if the image is a panoramic view of nearly 360 degrees but only a 45 degree slice centred on the North is desired then this innovation permits its efficient extraction.

Another coding innovation is to encode a reduced resolution image with a low bit rate coded audio signal as the front half of the encoded frame data. The information required to modify this image into a higher resolution and higher quality image, as well as the corresponding high frequency encoded audio is encoded as differences in a back half of the encoded data. The back half components can be encrypted at high security levels, which allows for a lower quality rendition to be available for a lower price, etc.

According to an aspect of the present invention, a receiver receives from a transmitter multimedia data through an unacknowledged unreliable packet based transmission medium. The image data can be provided by first and second packets. The first packet contains data corresponding to a portion of an image. The second packet contains data corresponding to the remainder of the image. The receiver uses the first packet to generate the portion of the image which is typically the originally captured image but reduced in quality or size or resolution. If the receiver receives first and second packets then the receiver uses the data in the first and second packets to generate an enhanced image corresponding to the originally captured image. In addition, audio data or audio information can be transmitted by packets. Typically, audio data corresponding with the image data and for synchronous reproduction therewith is transmitted by a set of one or more packets. This set of one or more packets can be distinct from the first and second packets for the image or the set of one or more packets can include the first packet, the second packet or both. Similarly, ancillary multimedia data and tertiary information can be sent by another set of one or more packets which may or may not be the same as the first set of one or more packets and may or may not include either of the first and second packets.

Example:

The following detailed example illustrates an embodiment of the invention and includes a possible data format scheme.

Consider a motion picture with audio signal at 24 frames a second. The multimedia data format of these frames is illustrated in Figure 2.

Capture the audio at 44.1KHz Stereo PCM digital data format. This is referred to as the Raw Audio Data (RAD). Convert the audio signal into a 44.1KHz Stereo PCM audio data file. This is referred to as the Back Half Audio Data (BHAD).

Convert the audio signal into an 11KHz Mono PCM audio data file. This is referred to as the Front half audio data (FHAD).

Capture the video at 24 frames per second into 720 x 576 pixel progressive picture files. Each pixel is RGB888 (CCIR601), which means that there are 8 bits of precision in the capture of the each of the Red, Green, and Blue channels according to a color profile supplied by the Digital TV industry committee (CCIR). This is chosen because it is one of the standard MPEG 2 video profile sizes and formats. Referring to Figure 10, the image consisting of RGB pixels is depicted using a tiled representation. This will be referred to below in computing the YUV representation of the images. Note that each pixel is represented by a red (R), green (G) and blue (B) component. For example, in Figure 10, R11 represents the red component of the pixel in the upper right hand corner located at (1,1).

A standard movie encoded to 30 frames per second for television usually does a process called

3/2 pulldown, which means that every fourth frame is doubled. This means that no extra information is being conveyed in that last frame, so we might as well just capture only the frames. A single frame of this information is referred to as the Raw Video Data (RVD), and all these frames collectively are referred to as the Raw Video Data Stream (RVDS).

Referring to Figure 5, each frame is noise filtered and diagonally flipped to become a new image where the horizontal lines correspond to the columns of the original image. Referring to Figure 8, if there is any black band removal on a frame by frame basis, it is done at the same time as this step. This is referred to as the Flipped Video Data (FVD).

Referring to Figures 4 and 9, the FVD is converted into a new image that is half the width and half the height by a process of collecting every other pixel. It is important that this is collected and not averaged with adjoining pixels. This frame of information is referred to as the Front Half Video Data (FHVD), and is still converted into YUV format. In this example it is the lower right pixel of each 2 by 2 block that is collected.

The pixels that have not been collected into the FHVD are collected and encoded. This new representative of the data is now referred to as the Back Half Video Data (BHVD), and consist of four planes, the delta left intensity plane (dLYP) the delta right intensity plane (dRYP), the delta U plane (dUP) and the delta V plane (dVP).

These last two steps are detailed as follows.

(a) Divide the FVD into 2 by 2 blocks. These are pixels with identifiers 11, 12, 21 and 22 based on their cartesian coordinates. The RGB values of each pixel is R(xy), G(xy), and B(xy) where xy is the pixel identifiers.

(b) compute the YUV representation of the all four pixels into Y(xy), U(xy) and V(xy) using the matrix conversion formula as follows:

Y		0		+0.29		+0.59	+0.14			R
U	=	50%	+	-0.14		-0.29	+0.43		x	G
V		50%		+0.36	+0.29	-0.07		B		

(c) Calculate the delta values of the YUV data values with pixel 22, the bottom right pixel. These would give the following delta values.

dY(11)	=	Y(11)	-	Y(22)
dY(12)	=	Y(12)	-	Y(22)
dY(21)	=	Y(21)	-	Y(22)
dU(11)	=	U(11)	-	U(22)
dU(12)	=	U(12)	-	U(22)
dU(21)	=	U(21)	-	U(22)
dV(11)	=	V(11)	-	V(22)

dV(12) = V(12) - V(22)

dV(21) = V(21) - V(22)

(d) Average the values for the delta U values to get dU.

dUavg = [dU(11) + dU(12) + dU(21)]

3

(e) Average the values for the delta V values to get dU

dVavg = [dV(11) + dV(12) + dV(21)]

3

(f) Collect all left side Y pixel delta values, dY(11) and dY(21) into a plane, and refer to it as the delta left intensity plane (dLYP),

(g) Collect all upper right Y pixel delta values dY(12) into a plane, and refer to it as the delta right intensity plane (dRYP),

(h) Collect all dUavg values into a plane and refer to it as the delta U plane (dUP),

(i) Collect all dVavg values into a plane and refer to it as the delta V plane (dVP),

Using our original (720x576) pixel picture size, the flipped image FVD would be (576x720). This would mean that dLYP is (288x720), dRYP is (288x360), dUP is (288x360) and dVP is (288x360) in planar image size. In this example each plane has elements that have eight (8) bits of precision. That is for efficiency of implementation in software and should not be a restriction on hardware implementations.

Each plane is put through a continuous tone grey scale compression algorithm, such as a single plane JPEG. Prior to this though, the FHVD, dLYP, dRYP, dUP, and dVP are divided into horizontal bands, which correspond to vertical bands of the original image. If there were four bands with our (720x576) example, then the FVD of (576x720) becomes a FHVD of (288x360) consisting of four bands each sized (288x90). It is allowable to have a single band encompassing the entire image, and for efficiency it is suggested that a power of two number of bands be used. The FHVD is compressed in the three equally sized component planes of YUV using a continuous tone image compression algorithm such as, but not limited to, JPEG. Each of these planes are (288x360).

The FHVD and the FHAD are interleaved with frame specific information such that the audio data, video data and padding are easily parsable by a server application. This is referred to as the Front half data (FHDATA). In the case that JPEG was used, this FHDATA should be parsable by any standard JPEG image tool, and any padding, extra information, and audio is discarded. This image is of course diagonally flipped, and needs to be flipped back. The FHAD is duplicated in a range of successive range of corresponding frames. This is so that only one of a sequence of successive frames need to be received in order to be able to reproduce a lower quality continuous audio representation.

The BHVD and BHAD are stored following the FHDATA in a way so that the server can

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easily pull individual bands of the information out from the data. The BHAD is duplicated in a successive range of corresponding frames. This is similar to the FHAD in the FHDATA but the difference is in how redundant the information is when dealing with high frequency data. The aim is to have some form of audio available as the video is presented. The BHVD and BHAD interleaved in this form is called the back half data (BHDATA).

A frame header (FRAMEHEADER), the FHDATA and the BHDATA put together is the complete frame data (FRAMEDATA).

A continuous stream of FRAMEDATA can be converted to audio and video. This is referred to as streamed data STREAMDATA. A subset of FRAMEDATA can be constructed by the video server device. This is referred to as subframe data SUBFRAMEDATA and a continuous stream of this information decimated accordingly is referred to as subsampled stream data (SUBSTREAMDATA).

A collection of FRAMEDATA with a file header (FILEHEADER) is an unpacked media file (MEDIAFILE), and a packed compressed representative of a MEDIAFILE is a packed media file (PACKEDMEDIAFILE).

The server apparatus will on read a MEDIAFILE, or capture from a live video source, and create a STREAMDATA that goes to a relay apparatus.

A client apparatus contacts a relay apparatus and requests a certain STREAMDATA. Through a continuous feedback process, the relay will customize a SUBSTREAMDATA based on the current instantaneous network conditions and the capabilities of the client apparatus, and by specific user request such as, but not limited to, pan and scan locations.

SUBFRAMEDATA is created from the FRAMEDATA by a process of decimation, which is the discarding of information selectively. The algorithm for discarding is variable, but the essence is to discard unnecessary information, and least perceivable information first.

Only complete SUBFRAMEDATA elements that are reliably received in their entirety are rendered. All others are discarded and ignored.

The rendering step is as follows:

The audio data is pulled from the SUBFRAMEDATA. If BHAD exists, then it is stored accordingly. FHAD always exists in a SUBFRAMEDATA and is stored accordingly.

Referring to Figure 7, the FHVD which is always available, is decompressed accordingly into its corresponding YUV planes. This is stored accordingly.

The (BHVD), if it is available, is used to create a decompressed full size image using the following algorithm:

(a) reverse the continuous tone compression algorithm so that there is a reconstructed [dRYP], [dLYP], [dUP], and [dVP] [square braces used to indicate reconstructed values.

(b) values from each plane and from the FHVD are interleaved into a YUYV data block.

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From [FHVD] : [Y22] [U22] [V22]
From [dRYP] : [dY11] [dY21]
From [dLYP] : [dY12]
From [dUP] : [dU]
From [dVP] : [dV]

[Y11] = [dY11] + [Y22]
[Y12] = [dY12] + [Y22]
[Y21] = [dY21] + [Y22]
[U1] = [dU] + [U22]
[U2] = [U22]
[V1] = [dV] + [V22]
[V2] = [V22]

[Y11] [U1] [Y21] [V1] is the YUYV representation of the left two pixels
[Y12] [U2] [Y22] [V2] is the YUYV representation of the right two pixels

All pixels are collected together into an intermediate frame. This display is then put through the final reconstruction step of reversing the diagonal flip with another diagonal flip of the picture elements. Following this step the columns of YUYV data calculated above are now rows of YUYV data, in the exact format that computer video card overlay surfaces require.

During this reverse diagonal flip, an optional filtering step can be done to further remove any visual artifacts introduced during compression and decompression.

The available image is displayed at the appropriate time in the sequence. If high quality audio is available, then it is played on the audio device, otherwise the lower quality audio sample is used.

The client monitors the number of frames that it managed to receive and it managed to decompress/process. This is reported back to the server which then scales up or down the rate and the complexity of the data that is sent. According to the present example, the client will send a request for additional information every second. Of course, other schemes can be used.

Note that in the example, even if a data packet is corrupt, the user might not necessarily notice. For example, if the data packet contains only back half data then the front half data can be shown to the user even though the quality of the image is reduced. Even if a packet containing front half data is corrupt, it may be possible to obtain usable audio sound by performing forward error correction on the audio data.

The previous example illustrated a possible embodiment of the invention. The invention, however, is not limited to the example embodiment as discussed. Some of the possible variations are now presented.

The data format illustrated in the above example illustrated a front half video data consisting of one quarter of the pixels in an image with the back half video data comprising the remaining pixels. Thus a lower quality image (consisting of the front half video) can be extracted without decompressing the entire image. Alternatively, a higher quality image can be displayed by adding the back half video data to the front half video data to receive the image as originally encoded.

This arrangement is example of how a subset of the full image data can be extracted with a lower image quality or a smaller size without requiring a full decompression of the image as a preliminary step. Through similar calculations, the remaining data may be requested later which when applied as differences towards the earlier subset data will result in the full quality full sized image. Another example can be found in JPEG 2000 where it is possible extract such a subset of the image data can have either a lower quality image, a smaller image, or a sequence at a lower frame rate.

There are two levels of audio and video in the example. This algorithm can be extended to 3 levels by having a front third, middle third, and back third. The server can send either the first third, the front two thirds, or the whole encoded frame is desired. Other variants, including additional levels, are also possible.

As will be apparent to those of skill in the art, television variants, such as 29.98 fps, 30 fps, and 25 fps can be downscaled to 24 frames per second by frame decimation (throwing away frames). 30 is another ideal framerate for storage, as it can be easily used for a lot of downscaled framerates, but there is very little difference in the perception to the average human eye.

Any continuous tone compression algorithm can be substituted for DCT in JPEG. A suggested alternative is Wavelet Image compression, or fractal image compression.

Any audio rate and multispeaker/stereo/mono/subwoofer combination can be used for the high quality and low quality audio signal.

Any rectangular picture size is possible. In particular, 16x9 width to height picture ratios of theatrical releases can be captured using a square pixel or a squashed pixel. Black band removal can be done either on a frame by frame basis, or across the whole video stream.

Any capture rate is possible.

Postbuffering can be done by the relay, so that the last n FRAMEDATA elements are stored. Any new client can have these FRAMEDATA or SUBFRAMEDATA burst across the communication channel at maximum rate to show something while the rest of the information is being prepared.

Other data that can be encoded using the present invention includes tertiary information and other multimedia types are available such as text, force feedback cues for e.g. selectively controlling an ancillary multimedia device, closed captioning, etc.

Multiple languages can be encoded and stored within this format, and selectively requested.

Even higher audio representations, such as Dolby Surround sound 5.1 channel AC3 format encoding can be selectively requested as well if high enough bandwidth and audio processing facilities exist at the client end.

The client device can send multiple cues and requests. If the source is encoded appropriately, then multiple angle shots can be stored for either a client controlled pan, or as a client controlled position around a central action point.

There is a mechanism for selectively requesting computer generated video streams to be created and presented based on user preferences.

According to another embodiment of the present invention, a method of multimedia transmission comprises: sending a signal from client to server specifying the line conditions for multimedia rendering so that the multimedia data that is supplied can be modified as conditions change. The signal specifies the method by which, the full multimedia data is reduced into a fully presentable subset depending on line conditions, direct user control, and demographic positioning. The methods by which the direct user control of the multimedia data requested, so that the audio can be modified via mixing, equalization, computer controlled text to voice additions, and language selection can be provided by the transmission server. The signal can also specify a demographic of the audience. The signal can also contain encryption and authentication data so that the client is identified and is provided multimedia data in accordance to the exact request of the audience.

The signal is transmitted through an unpredictable and unreliable communication channel in such a way that acknowledgement is required based on time elapsed rather than by amount of information received. The signal is transmitted as full frames of video with sub-sampled redundant sets of audio and text information in such as way that at any time the probability that there is always a form of playable audio of some quality that is available is maximized. The signal includes a decimated picture header so that a simplified rendering device can be constructed.

According to a further embodiment of the present invention, a multimedia compression and coding method comprising: capturing and compressing a video signal using a discrete cosine transform based video compression algorithm similar to JPEG, whereby the information is ordered in the multimedia data stream from top to bottom in sets of interleaved columns rather than left to right in sets of progressive rows. The multimedia data stream has sets of columns interleaved into sparse tiles in a way that allows for fast parsing at the transmitter. The multimedia data stream is also stored using interleaved luminance and chrominance values in YUV4:2:2 format in variably sized picture element processing sets tiles that are greater than 8 by 8 byte matrixes in units that are powers of two, such as but not limited to 64 by 64 matrixes and 128 byte by 128 byte matrixes.

The multimedia data stream is also stored as a lower resolution decimated JPEG image as a header with the required information to reconstruct a higher resolution image stored as a secondary and tertiary set of information in comment blocks of the JPEG, or as additional data elements that may or may not be transmitted at the same time as the header, both put together are termed for this documents as comment type information.

The multimedia data stream has comment type information variably encrypted and authenticated in such a way that the origin of the source, and the legitimacy of the video requester can be controlled and regulated. The multimedia data stream has audio, text, and force feedback information encoded as comment type information within the image file, so that standard picture editing software will parse the file, yet not store or extract the additional multimedia information.

The multimedia data stream has audio encoded with variable sampling rates and compression ratios, and then packaged as comment type information in such a way that a long time period of low quality audio and short periods of higher quality audio is redundantly transmitted. In addition, the multimedia data stream has other types of multimedia information, such as but not limited to text and subtext, language and country specific cues, force feedback cues, control information, and client side 3-d surface model rendering and texture information, program flow elements, camera viewpoint information encoded as comment type information.

According to a still further embodiment of the present invention, a multimedia content creation apparatus comprises software or hardware that can take an industry standard interface for capturing audio, video, and other types of multimedia information, such as but not limited to text and subtext, language and country specific cues, force feedback cues, control information, and client side 3-d surface model rendering and texture information, program flow elements, camera viewpoint information, and then compressing and encoding the information into a multimedia data stream format as described above and then storing the data into a multimedia data store.

According to yet another embodiment of the present invention, a multimedia transmission apparatus comprises a multimedia data store that will, on an authenticated or unauthenticated request, transmit the previously described multimedia data stream to another multimedia transmission apparatus in its entirety. A multimedia transmission relay will, on an authenticated or unauthenticated request, set up a network point that one or many multimedia data store can transmit to, and that one or many multimedia rendering apparatus can request said multimedia data. The apparatus can, based on time specified acknowledgement information, modify the information that is presented by a process of parsing, merging, and filtering in such a way that required information is always sent redundantly, and less important information is removed first, based on a selection criteria specified by the multimedia rendering apparatus. In addition, the apparatus can collect and store information based on the audience demographic, and may or may not modify the multimedia data stream to accommodate visual cues, market based product placement. Information that has already been sent is post-buffered so that at the request from the multimedia rendering apparatus, the missing information can be retransmitted at faster than real time rates.

According to yet still another embodiment of the present invention, a multimedia rendering

198

apparatus comprises: a software program or hardware device that can receive, through some communication channel in a timely manner from reception time, the previously mentioned multimedia data stream and will produce a video picture stream and audio stream that can be presented to an audience. the multimedia rendering apparatus can present all other types of multimedia information, such as but not limited to text and subtext, language and country specific cues, force feedback cues, control information, and client side 3-d surface model rendering and texture information, program flow elements, camera viewpoint information.

The multimedia apparatus can but need not be a stand alone application, a plug in for an existing application, a standalone piece of hardware, or a component for an existing piece of hardware that may or may not have been originally intended for the use of being a multimedia rendering device, but can be easily modified to be such a device.

Advantages of the video compression method and system of the present include:

• Allowing motion picture data to be requested by the display device and said request fulfilled from a source device through an unpredictable and transmission channel adapting to the capabilities of the display device and the current conditions of the transmission channel.

• Allowing motion picture playback to begin at the earliest possible time, which is the time required for one round trip time for data to travel from the reception device, to the data fulfillment device.

• Allowing the selection of audio content and video content "channels" to be selected and switched in the time required for a single successful round trip of data requesting the change in "channel" and the fulfillment of the same request.

• Allowing a user selected horizontal subset of a wide horizontal scene to be panned with the only the data pertaining to the horizontal section of interest to be selectively parsed out from the full data and only this subset of data is to be transmitted.

Advantageously, the video compression method and system according to the invention allows:

• multimedia data to be requested by the display device and transmitted through an unpredictable transmission channel adapting to the capabilities of the display device and the reliability of the communication.

• multimedia data to be encoded in such a way that the rendering of audio can continue in some capacity for a short period of time, at a reduced level in the case when information is sent but not received.

• multimedia data that the system sends to adapt by reducing the amount of data selectively in such a way that the least perceived data, such as high frequency audio, or higher frame rate, and possibly even stereo separation is selectively removed from the transmission first.

• multimedia data to be encoded in such as way that multiple levels of audio and video can be reduced to the required level for that particular display device and the current communications capacity with minimal calculations.

• multimedia data to be encoded such that long term archival storage of the full highest quality video and audio is protected by multiple levels of encryption in a way that the lowest representative audio and video has minimal or no protection and the highest representation of audio and video has maximum protection

Although illustrative embodiments of the invention have been described in detail herein with reference to the accompanying drawings, it is to be understood that the invention is not limited to those precise embodiments, and that various changes and modifications can be effected therein by one skilled in the art without departing from the scope and spirit of the invention as defined by the appended claims.

We claim:

1. A method of encoding a frame of multimedia data from a transmitter to a receiver comprising:

encoding a portion of image data of the frame into a first data packet, the first packet for use by the receiver to generate a viewable image upon receipt thereof; and

encoding the remainder of the image data into a second data packet, the second packet for use by the receiver to generate, in conjunction with the first data packet, an enhanced version of the viewable image.

2. A method of receiving multimedia data from a transmitter comprising:

receiving a first data packet, the first data packet for use by the receiver to generate a viewable image;

receiving a second data packet, the second data packet for use by the receiver, in conjunction with the first data packet, to generate an enhanced version of the viewable image; and

sending to the transmitter a request for additional packets.

3. The method of claim 2 wherein the request further comprises transmission parameters.

4. The method of claim 3 wherein the transmission parameters are dependent upon the conditions of the medium of transmission.

5. The method of claim 4 wherein the medium of transmission is the Internet.

6. The method of claim 3 wherein the transmission parameters include the conditions of the display surface in size and in visibility.

7. The method of claim 3 wherein the transmission parameters include user selected feedback to select areas, indicate directions, or indicate decisions.

8. A method of encoding a frame of multimedia data from a transmitter to a receiver comprising:

encoding a portion of image data of the frame into a first data packet, the first packet for use by the receiver to generate a viewable image upon receipt thereof;

encoding the remainder of the image data into a second data packet, the second packet for use by the receiver to generate, in conjunction with the first data packet, an enhanced version of the viewable image; and

encoding audio data into a set of packets which are capable of being used by the receiver to generate an audio signal corresponding to an audio track of said multimedia data;

9. The method of claim 8 further comprising encoding tertiary information in the set of packets.

10. The method of claim 8 further comprising encoding tertiary information in a second set of packets.

11. The method of claim –8 wherein the set of packets includes at least one of the first and second data packets.

12. The method of claim 8 wherein the tertiary information comprises force feedback cues for selectively controlling an ancillary multimedia device.

13. A method of receiving and rendering multimedia data by a receiver from a transmitter through an unacknowledged unreliable packet based transmission medium:

receiving at least one data packet containing audio data and image data corresponding to at least one image;

reproducing required audio information that is encoded by the audio data;

displaying the at least one image at the correct time to synchronize with the audio data; and

sending to the transmitter a periodic request for additional packets based a prioritised list of required packets as part of a set of transmission parameters.

14. The method of claim 13 wherein at least one data packet comprises a first packet containing data corresponding to a portion of at least one image, the first packet for use by the receiver to generate a viewable image and wherein the displayed at least one image is the viewable image.

15. The method of claim 13 wherein at least one data packet comprises a first packet containing data corresponding to a portion of at least one image and a second packet containing data corresponding to the remainder of the at least one image, the first packet for use by the receiver to generate a viewable image and the second packet for use by the receiver for generating, in conjunction with the first packet to generate an enhanced viewable image and wherein the displayed at least one image is the enhanced viewable image.

16. The method of claim 15 wherein the enhanced viewable image is larger than the viewable image.

17. The method of claim 15 wherein the enhanced viewable image is better quality than the viewable image.

18. The method of claim 13 further wherein at least one data packet further comprises ancillary multimedia data and the method further comprises reproducing any ancillary multimedia data.

19. The method of claim 13 wherein the request comprises an acknowledgement.

20. The method of claim 13 wherein the request calculates the prioritised list of required packets to display a presentation at uniform quality, uniform framerate, and uniform resolution, but not necessarily the best quality, the best framerate, or the best resolution;

21. The method of claim 13 wherein the prioritised list of required packets favours a continuous supply of audio information before having the best quality or highest framerate, or largest resolution image display.

22. The method of claim 13 wherein the prioritised list of required packets is dependent upon the conditions of the medium of transmission;

23 . A method of multimedia compression, comprising the steps of, for each frame:

capturing image data for a frame;

capturing audio data for the frame;

compressing the image data; and

encoding the audio data within the comment field of the compressed image data;

24 . A method of multimedia compression, comprising:

capturing raw audio data for a frame;

converting the raw audio data to provide back half audio data and front half audio data;

capturing raw video data for a frame;

flipping the frame diagonally to provide flipped video data;

collecting every other pixel in the flipped video data;

encoding the remaining uncollected pixels to provide back half video data;

converting the collected pixels to YUV space to provide front half video data; and

comparing and storing the back half data using a continuous tone compression algorithm.

25. A system for implementing the method according to claim 23.

A system for implementing the method according to claim 24.

ABSTRACT

The invention is the method and system of delivering a television-like viewing experience with the ability of start and switching programs in a near-instantaneous fashion using any non-acknowledged and unreliable packet based transmission mechanism such as the Internet. The embodiment this invention is a new data transmission protocol based on minimal acknowledgement, in a method that requires unique multimedia data coding methods. The user experiences near instantaneous multimedia playback upon requesting a viewing channel without the typical pre-buffering step, without any subsequent re-buffering step. Any change in the selected viewing channel can be done with sub-second response time, and at no time during the user experience, barring catastrophic extended breakdown of the Internet fabric, is the viewing experience stopped for re-buffering of information. Program channel changing, Multiple camera angle programs, multiple audio track programs, pan and scan programs, and pointer device feedback are few of the advanced delivery possibilities that can be achieved with this transmission protocol and data coding method with a minimal cost in transmission overhead that adapts continuously to the bandwidth available between client and server.


Monitor
Multimedia rendering apparatus
Widescreen projector
Internet
Multimedia transmission devices (relay mode)
Multimedia transmission device (transmit mode)
Content creation apparatus
Video in
Audio in
Data
Data
Data

Fig. 1


File header
Frame 1
Frame 2
Frame 3
Frame n
Frame header
Frontside data
Backside data
Standard JPEG picture with non-standard comments
JPEG header
Low bitrate audio
Low-res image
Backside header
Encrypted high bitrate audio and higher resolution picture data

Fig. 2


Video source
Audio source
Other data
Picture substream sample (eg. JPEG)
Audio subsample (eg. MP3)
High bitrate audio
Delta picture
Low bitrate audio
Front half compression and encoding
Back half compression and encoding
Frame packer
Single frame data

Fig. 3


Low resolution image data
Diagonal flip
Tile analysis and reordering
Standard video compression (eg. JPEG)
Low bitrate coded audio data
Front half data packing
Modified compressed data
Tile analysis and reorder data

Fig. 4



Diagonal flip
1 2 3 4 5 6 7 8

Fig. 5


JPEG header
Encryption header
Low bitrate audio
Tile analysis info
JPEG data
Padding
JPEG data
Padding
JPEG data
Padding
JPEG data
Padding
JPEG data
End of frame half

Fig. 6


Modified JPEG data
Optional Decryption
Encrypted modified JPEG data
A/V separation
Low bitrate audio buffer
If encrypted
JPEG decompression
Tile reconstruction
Image filter (optional)
Low resolution picture buffer

Fig. 7

211/6



Picture data
(eg. 720x576)
Black band
removal
Video artifact
cleanup and
filtering
Separation
High resolution
delta image data
Sub-sampled
image data
(eg. 360x288)

Fig. 8


Divide RGB image into 2x2 pixel blocks
Convert to YUV data
Sub-sample one quadrant of image
To front half compressor
Transform remaining pixels to delta representation in YUV space
JPEG, PNG, Wavelet, JPEG 2000...
Compare and store each plane using a continuous tone compression algorithm
Sizes and offsets to back half header

Fig. 9

213/17


R 1 1
G 1 1
B 1 1
R 1 2
G 1 2
B 1 2
R 1 3
G 1 3
B 1 3
R 1 4
G 1 4
B 1 4
R 2 1
G 2 1
B 2 1
R 2 2
G 2 2
B 2 2
R 2 3
G 2 3
B 2 3
R 3 1
G 3 1
B 3 1
R 3 2
G 3 2
B 3 2
R 4 1
G 4 1
B 4 1

Fig. 10

The Seigel Law Group

Sheldon M. Seigel
James S. Hutchison
Barri A. Marlatt

August 9, 2001

VIA COURIER

Kyxpyx Technologies Inc.
Suit 100 1847 West Broadway
Vancouver, B.C. V6M 2L9

Attention: To the members of Kyxpyx Technologies Inc.

Dear Sirs:

Re: Consent to Act as attorney of records

This will confirm and acknowledge that The Seigel Law Group, Barristers & Solicitors, are the Attorneys of record for the Company within the Dominion of Canada.

We remain,

Yours truly,
THE SEIGEL LAW GROUP

Per:

James S. Hutchison

JSH/tjp

1-505 Fisgard Street, Victoria, B.C., V8W 1R3 Tel: (250) 360-2500 Fax: (250) 360-0208
Toll Free 1-(800) 360-7080 website: www.seigellawgroup.com
e-mail: seigellawgroup@home.com

The Seigel Law Group

Sheldon M. Seigel
James S. Hutchison
Barri A. Marlatt

August 9, 2001 ***VIA COURIER***

Security Exchange Commission
405-5th Street NW
Washington, DC 20549

Attention: Office of Small Business

Dear Sirs:

Re: Kyxpyx Technologies Inc. (the "Company")

We are corporate solicitors for the Company and have reviewed all of the corporation documents, including the Articles of Incorporation and all of the rights and restrictions attached to the corporate securities in the Regulation "A" Offering Form 1A and other relevant information.

Based on the above we opine that the Company has legally authorized the securities being offered, which once sold will be legally issued fully paid and non-assessable.

We trust the above is in order, and should you have any questions or comments please do not hesitate to contact the writer.

We remain,

Yours truly,
THE SEIGEL LAW GROUP

Per:

JAMES S. HUTCHISON

JSH/tjp

1-505 Fisgard Street, Victoria, B.C., V8W 1R3 Tel: (250) 360-2500 Fax: (250) 360-0208
Toll Free 1-(800) 360-7080 website: www.seigellawgroup.com
e-mail: seigellawgroup@home.com

Exhibit 13.1
Test the Waters communication

KyxPyx Technologies Inc. ("KyxPyx" or the "company") is a privately held Canadian company, the objective of which is to market a streaming video product line (patent pending) available on and for the Internet. The company has reserved the URLs www.Kyxpyx.com, www.Kyxpyx.org, www.Kyxpyx.net, www.Kyxpyx.tv.

The company intends to issue Shares of Common Stock in the company under Regulation A, adopted pursuant to the Securities Act of 1933. This is a *Solicitation of Interest* pursuant to Rule 254 of Regulation A.

The KyxPyx technology should appeal to wide variety of users, including individuals, private groups, small and large companies in various industries, movie production and distribution companies, television stations and administrative and government agencies. The technology allows them to both broadcast and view real-time, pre-recorded digital video with audio over broadband Internet connections at frame rates, with quality and image sizes derived from and comparable to traditional television broadcasts and feature films.

The KyxPyx Broadcasting System includes the development of KyxPyx web sites (dot-com, dot-org, dot-net) that act as hubs, connecting content producers, broadcasters, viewers and advertisers to each other. At each site, users will be able to view listings and ratings of broadcasting stations or servers by category as well as download streaming applications designed for their specific needs.

The video streaming market and the use of broadband Internet is growing at phenomenal rates; yet streaming video on the Internet is in its infancy. KyxPyx aims to redefine the rules of content production and broadcasting by focussing on the market sweet spot in broadband Internet and by continuing to develop streaming technologies that exceed the high expectations of the broadcasting industry and the viewing public.

Through various marketing strategies and the branding of its superior low-cost system, KyxPyx may enjoy deep and swift market penetration on a global scale.

Technology Features

The KyxPyx system has many features. The system allows for instantaneous multi-channel switching. The user can switch from channel to channel and watch programs just like watching television. The system provides not only crystal clear digital video, but high-quality audio, with surround sound capabilities. It can also be used by anybody that has standard computer equipment and a broadband internet connection and does not require the purchase of expensive equipment or software.

Use of Proceeds

The net proceeds to the company from the sale of the Shares of Common Stock pursuant to the Regulation A filing will be allocated towards, among others, the purchase of computer equipment for administrative and marketing staff, furniture, hiring of executive officers and key personnel, sales and marketing costs, working capital, leasehold improvements and other general corporate purposes. From time to time in the ordinary course of business, the company will be evaluating the acquisition of products, businesses and technologies that complement the company's business, for which a portion of the net proceeds may be used. Currently, however, the company does not have any understandings, commitments or agreements with respect to any such acquisitions.

Industry Background - The Internet

The Internet has emerged as the fastest growing communications medium in history. It is dramatically changing how businesses compete and how governments, companies, private associations and individuals communicate and share information. International Data Corporation ("IDA") estimates that the number of Internet users will grow from 97 million at the end of 1998 to 320 million by 2002. Two years ago, IDA concluded that the United States ("U.S.") was first in the top ten of Internet-using countries in the world (70.1 million users) and will hold that ranking through to 2003 (154.6 million users). Other top ten countries in 1998 include the United Kingdom (third, with 8.9 million users), Canada (sixth, 4.0 million) and Australia (seventh, 3.4 million). In April 2000, the British Broadcasting Corporation reported there were around 19.7 million in the United Kingdom. In December 1999, the Australian Bureau of Statistics reported that 5.5 million people were online. By 2003, the United Kingdom will fall to fourth behind Germany and Japan with 23.0 million users. Canada will drop to seventh with 12.3 million users and Australia will drop to tenth with 5.8 million users. Jupiter Communications expects U.S. households online will increase from 33.3 million in 1998 to 59.8 million by 2003. In March 2000, AC Nielsen U.S., an operating unit of AC Nielsen Corporation (NYSE: ART), calculated there were 130 million people online.

Other statistical projections strongly suggest that the company should compete well because it is entering the targeted market early in the Internet revolution. Yearly Internet spending estimates by IDA in 1998 indicated that U.S. ranked number one in the top ten countries at $37.4 billion. The United Kingdom ranked fourth in a tie with Canada at $1.4 billion. Australia was fifth with $400 million in spending. IDA predicts that the U.S. will again be ranked number one in 2003 with just under a 1,000% increase in spending to $409 billion. The United Kingdom is expected to jump to third place with $47.6 billion, which represents a 3,300% increase. While Canada falls back to sixth place behind Japan and France, the country's spending is expected to rise 1,320% to $19.9 billion.

In April 2000, Forrester Research estimated that the U.S. will remain the global eCommerce leader with online sales reaching $3.2 trillion in 2004 and that worldwide Net commerce - both B2B and B2C - will hit $6.8 trillion in that year.

In November 2000, Jupiter Research estimated that more than 28 million U.S. online households, or over one-third of U.S. online households, are expected to use a high-speed Internet connection by 2005.

Relevant to KyxPyx's anticipated advertising revenue stream, Forrester Research estimated in 1999 that spending on Internet advertising was approximately $3.3 billion. The research firm predicted that will grow as follows: $6.5 billion (2000), $10.9 billion (2001), $16.6 billion (2002),

$24.1 billion (2003) and $33.0 billion (2004). The five year increase represents a 900% growth rate.

Overview - Video Streaming

The company is a provider of a streaming video medium that was not possible until the year 2000. With the explosion of a national, and soon global, broadband Internet infrastructure (cable, fiber optics, wireless), it is now possible to send and view virtually simultaneously quality real-time video and audio content. Consequently, the size and complexity of the marketplace has grown to make video streaming a viable, high growth industry. The market for this new broadcasting medium is global. As Europe and Asia develop its broadband capabilities, the company's market will continue to grow.

There has been widespread adoption of current streaming video solutions despite their inadequacies and management believes that the introduction of better, more reliable solutions will be welcomed. Clear examples of the high valuations and expectations the market has placed on streaming video technologies are:

(1) the late August 2000 acquisition of the private company PixStream Inc. (Waterloo, Ontario, Canada) by Cisco Systems Inc. (NASDAQ: CSCO), headquartered at 170 West Tasman Drive, San Jose, CA 95134. The acquisition price was $369 million in CSCO stock (closing August 31, 2000 at $68..625 per share);

(2) the mid-September 2000 acquisition of the private company FastForward.com Inc. (San Francisco, CA) by Inktomi Corporation. (NASDAQ: INKT), headquartered at 4100 East 3rd Avenue, Foster City, CA 94404, and with its European headquarters, Aldwych House, 81 Aldwych, London WC2B 4HN, United Kingdom, [Phone (44) 0-207-430-5700]. The acquisition price was $1.3 billion in INKT stock (closing September 12, 2000 at $111 per share); and

(3) The research company The Aberdeen Group estimated the rapidly growing Internet broadcast market is projected to reach $40 billion by 2003.

(4) AC Nielsen/NetRatings report, released December 11, 2000, found that 35 million Web surfers used streamed content at home in November 2000, a 65% gain from the 21 million during the same month last year. Overall, 36 % of all Web surfers viewed streamed content in November 2000, compared with 28% a year ago.

The study also discovered that streaming activity is also increasing in various ethnic and gender groups, the report found.

In November 1999, only 1.6 million African-Americans viewed streamed content at home. That number skyrocketed 118 percent to 3.5 million people last month. Streaming media usage by Caucasians jumped 64 percent to 30.1 million people in November 2000, use by Asian-Americans rose 41 percent to 796,589, and Hispanic usage grew 34 percent to 1.84 million.

More women viewed streamed content over the past year, with usage rising to 16 million women in November 2000 from 9 million a year ago. The number of men watching streamed content rose to 19 million last month from 12.1 million in November 1999.

About 6.8 million people between the ages of 2 and 18 viewed streamed content during November 2000, a 65 percent increase from the same period last year.

The issuer's management anticipates that subsequent agreements such as these, research and projections should confirm the extremely high market value and marketplace potential for Internet broadcasting solutions.

Management anticipates that subsequent agreements such as these and research projections should confirm the extremely high market value and marketplace potential for video streaming solutions.

Streaming Video - A General Description

The illusion of movement in the traditional film and video mediums is perceived by displaying a rapid sequence of single images. Celluloid film and videotape achieve this impression on the eye and mind by relaying 24 and 29.97 frames per second ("fps"), respectively. A technology that can transmit video over the Internet in exactly the same manner will obtain the exact same illusory result. KyxPyx Technologies Inc.'s streaming video technology is, metaphorically speaking, able to “kick pictures” over the Internet to a multitude of end users at the same frame rates as video and film, but also at lower frame rates like 12 to 15 fps which are commonly used in multi-media CD-ROM video.

A full demonstration of the KyxPyx streaming video technology has been reviewed, among others, by Honeywell Inc., America Online, THX/Lucas Films, the David E. Kelly Group, Disney, and Fox Broadcasting Network.

Streaming Video - The Competition

Video compression that is traditionally used in Internet video streaming produces small pixilated images and imprecise motion. Smooth action video is difficult to achieve with these technologies due to their basic design and because of Internet bandwidth fluctuations (the inability of these systems formats to perform under unreliable conditions). All current streaming technologies are relatively difficult to use, entail high processor load and often conflict with third party applications and operating system software. Traditional streaming technologies are based on formats created from design principles that were never meant for Internet transmission and do not take into account the plummeting cost of storage and current broadband technologies. The proprietary KyxPyx technology was engineered from conception using new design principles to stream multimedia over the Internet efficiently. Users can send and receive streamed multimedia over the Internet with currently available consumer level broadband and affordable off-the-shelf hardware. The KyxPyx technology offers superior performance and superior quality streaming media when compared to any other streaming software solution on the market.

Current video streaming solutions are unable to broadcast anything but very short clips measured in minutes. Streaming video technologies that have been widespread since 1998 in the marketplace (Microsoft's Media Player 7.0, Real Networks Real Media Player 8 and Apple's QuickTime 4.1) make use of formats that require extensive pre-buffering; that is, users experience a waiting period (depending on the size of the file) because much of the video and audio data must be downloaded onto the end user's computer hard drive before the content can be viewed. The exceptionally large amount of video and audio data that must be delivered to view content in real time for extended periods makes viewing of anything but short clips highly impractical. Further, existing technologies are susceptible to multiple interruptions over today's Internet. Breaks in downloads lead to the need to pre-buffer the stream from the beginning. The KyxPyx proprietary technology overcomes the pre-buffering problem and the effect of bandwidth fluctuations/disruptions in the stream.

KyxPyx Corporate Objectives

The company seeks to make its multi-media digital streaming technology the industry standard worldwide by redefining the rules of content production and broadcasting. Working with innovative strategic partners, KyxPyx will develop television and movie quality multi-media streaming solutions, allowing for the production, broadcasting and viewing of digital content over the Internet.

The following is a list of individual objectives of the company:

- Introduce KyxPyx as company with technology that corporations, associations, government, administrative agencies and people can use immediately to get their message out;
- Prepare educational and media products for bundled multi-media packages;
- Prepare media market by establishing demand and branding;
- Association of KyxPyx with grassroots movements; and
- Establish product viability to commercial users.

Users who want to broadcast content will access one of the corporate web sites and:

(1) download the Encoder - the proprietary compression technology that converts the digital signal (the broadcaster's digitized content) into an electronic format compatible with the KyxPyx streaming video technology; the encoding process takes approximately 2 - 3 times the length of the content being encoded; and

(2) download the Broadcast Server Software that allows the company to broadcast content to end users.

Broadcasters who want to view broadcasts must download the Client Viewer Software.

The Encoder is available for a fee. The Broadcast Server and Client Viewer software are no charge.

The company generates revenues by charging fees to broadcasters depending on either the size of the viewing audience (purchasing "blocks" of viewers) or pursuant to a negotiated licensing agreement where a monthly, bi-yearly or yearly one-time fee is paid.

The Business Model – How the Company Generates Revenue

The focal point of the KyxPyx system is the company's web sites. Access to the KyxPyx system and all the financial transactions involving KyxPyx will take place through the sites. Users (viewers, broadcasters and content producers) will purchase or license KyxPyx software and will create a community around their specific interests and be able to exchange information and reviews about KyxPyx related broadcasts and products. The listing and ratings service will direct traffic to servers broadcasting from KyxPyx servers and likewise every server will point traffic towards the KyxPyx web sites.

The KyxPyx corporate business model is based upon several revenue streams that come under four main categories:

1. Licensing and sale of the encoder and server/relay software, performance/ features enhancement packages, KyxPyx Tryx Paks, customized players and special advertising solutions for corporate entities;

2. The voluntary registration fee from home users for the encoder, server/relay and player software;

3. The sales of demographic information to advertisers, corporate broadcasters and data mining agencies;

4. Advertising sales generated from access to the master listings on the KyxPyx web sites.

The KyxPyx format (patent pending) is a vital component that underlies the technology behind the KyxPyx broadcasting system. From this format there exists additional market opportunities with revenue streams.

Management

Rory O'Byrne, B.A., B.A. LL.B, President, Director

Mr. O'Byrne advises on the financial underwriting of KyxPyx and liaises with KyxPyx legal affairs. Mr. O'Byrne holds Bachelor of Arts Degree from the University of Victoria, Canada in 1985, a law degree from University College, United Kingdom, in 1987, specializing in Intellectual Property, International Trade and Finance and has been involved in finance and merchant banking in Hong Kong, Japan, and San Francisco. He is currently the President and CEO of Hampton Financial Partners, a Silicon Valley-based investment-banking boutique. His expert knowledge informs both the KyxPyx Board of Directors and management on key issues such as capitalization, intellectual properties and corporate negotiations.

Kelly Lee Myers, Chairman of the Board of Directors, Chief Executive Officer and Chief Technology Officer

Mr. Myers directs the vision of KyxPyx technology development. Mr. Myers' technological background is rooted in the broadcast radio and television industry and arises from his experience in beta-testing professional content-creation hardware and software for companies such as Newtek and Digital Processing Systems. Consequently, he understands the needs of Internet users as they relate to homesteading broadcast systems, multi-media applications and services. With extensive audio, video and new media production experience, he is responsible for the look and feel of KyxPyx while directing its future with regards to new markets, applications and features. During his time (1993-1998) as a freelance new media consultant he has worked with NorthWesTel , NMI, the Yukon Board of Tourism, Vicwest, Viridian and Blue Sky Interactive producing high-end multimedia content. Mr. Myers' continued success as an independent Internet radio broadcaster over the past 2 years using mp3 streaming technology has been instrumental in guiding the company's media streaming research and development team.

Kiko Sato B.Sc., Director

Mr Sato received his B.Sc. Degree in Engineering Physics from Queen's University in Kingston, Ontario, Canada in 1989. Immediately following graduation from 1989 to 1992, he was employed at IBM Canada Research in Toronto, Ontario, Canada as a Software Engineer where he initially worked on micro code for network protocols, and subsequently worked on applications for image compression, manipulation, and storage. As part of this position, he was involved with programming the first commercial application to use the JPEG image compression algorithm. From 1992 to 1994, he was a Software Engineer at Corel Corporation in Ottawa, Ontario, Canada, where he worked on programming the graphics engine for CorelDraw!, the heart of the flagship product for Corel. From 1997 to 1999, he held the position of a Senior Engineer at Accelerix Corporation in Ottawa, Ontario, Canada, where he contributed his expertise in hardware and software to build and test a novel embedded memory computer graphics chip architecture. In 1999, he worked as an engineer at NetSentry Technologies of Vancouver British Columbia, Canada, researching Internet communications test and measurement products. Since the beginning of 2000, he has been involved in research and development for KyxPyx Technologies.

His experience in both hardware and software predates graduation from university by many years. As a high school student, he programmed a library management database for ABALL Software from 1982 to 1984, and worked part time repairing computers for Computerland from 1984 to 1986, at the time Canada's largest computer store franchise. During summers between university semesters in 1987 and 1988, he worked for Northern Telecom Electronics in Ottawa, Ontario, Canada on designing and testing semiconductor devices and silicon-based structures.

For the period from January 1994 to May 1997, Mr. Sato worked and traveled in Australia and the United Kingdom under various bilateral youth employment visa programs. In Australia, he held an engineering position from June 1994 to January 1995 at Wright Technologies Inc. Pty, of Sydney, NSW, Australia, which designed and manufactured mid-level graphics workstations for use in the publishing industry. In the UK, he worked on several engineering contracts from

December 1995 to May 1997 for companies such as Europe Online Ltd., Future Publishing, and Pearson New Entertainment.

A.J. Vesak, Director

Mr. Vesak is responsible for developing opportunities and partnerships within the media industry. Mr. Vesak is an award winning, Vancouver based film and video director with 16 years experience in the industry. His knowledge informs KyxPyx product and service development, ensuring it moves towards the standards and needs of the media industry. He brings with him access to an extensive network of executive associates in television, film, video and multimedia. He has the ability to evaluate potential partners and focus the marketing and sales of KyxPyx products and services to the commercial market.

Mr. Vesak has been actively working in the motion picture industry for 17 years. He started his career as an assistant cameraman in 1984 and subsequently worked as a Camera Operator and Director of Photography and has worked on many of the feature and episodic film projects that have been shot in Vancouver British Columbia, Canada.

Mr. Vesak was the Director of the second unit of the feature film *Cabin Pressure* (Lions Gate), the Director of Photography, second unit, on the feature film *Exhuming Mr. Rice* (Independent), the second Unit "A" Camera Operator on the feature film *Simon Birch* (Disney), the Director of Photography on the feature film *Bounty Hunter* (Cinevu), the second unit of Wescam Aerials on the feature film *No Fear* (Universal), the additional camera after the Main Unit Wrap on the feature film *Magic in the Water* (Tristar), the "A" Camera Operator on the feature film *Cyberjack* (Catalyst Films), the "B" Camera Operator and the second unit Director of Photography and responsible for Aerials on the feature film *The Hunted* (Universal), the Additional Camera Operator on the feature film *Timecop* (Universal/Largo), the "B" Cameral Operator and second unit Director of Photography on the feature film *White Fang II* (Disney), responsible for Wescam Aerials on the feature film *The Tool Shed* (Disney), the Additional Camera Operator on the feature film *Intersection* (Paramount), the "A" Cameral Operator on the feature film *Sleeping with Strangers* (Park Place Films) and the "A" Camera Operator on the feature film *Samurai Cowboy* (Independent).

Mr. Vesak's experiences with episodic television and movies of the week include the following. He was the Director of Photography on the pilot of *The Rumfords*, the Director and the Director of Photography (second unit) on the pilot of *Call of the Wild*, the Director on additional scenes of episodes 7 and 11 on *Call of the Wild*, the Director of episode 8 of *Call of the Wild*, responsible for Aerials on *Sole Survivors* and *Marine Life*, the "A" Camera Operator and Aerial Director of Photography on *Da Vinci's Inquest* (Syndicated) and specifically the Director on episode 21 and the Director of Photography on episodes 16, 18 and 19 on the television series.

Mr. Vesak was the "A" Camera Operator on *Music From the Heart* (NBC), responsible for Aerials on *Spiral Staircase* (Shavick), the "A" Camera Operator on *Unconditional Love* (NBC), responsible for Aerials on *Harsh Realm*, the "A" Camera Operator on *Gundun*, the Director of Photography on *So Weird* (Disney Channel), the "A" Cameral Operator and Director of Photography on two episodes of *Cold Squad* (Baton Group), the "A" Camera Operator and responsible for Aerials on the movie of the week *Marriage is Forever* (Lifetime), the "A" Camera

Operator and responsible for Aerials on 23 episodes of series X on the television series *Viper* (UPN), on the second unit and the Director of Photography for Aerials on *Mountain of Fear* (NBC) and *The Reckoning* (Movie Vista). He was responsible for Aerials and the "B" Camera Operator and Director of Photography on the second unit for the pilot of *The X-Files* (FOX), the "B" Camera Operator on *The Cold Heart of a Killer* (CBS), the second unit Camera Operator and responsible for Aerials on *Deadlock II* (Fox) and the Director of Photography for Aerials on *Freefall* (ABC). He has also been the "B" Camera Operator and the Director of Photography for the second unit of *The Outer Limits* (MGM / Atlantis) and *A Family Divided* (NBC). He was also the "A" Camera Operator on an episode of the *Ray Alexander Series* (NBC), on the second unit and the Director of Photography on the pilot of *The Marshal* (ABC / Paramount), on the second unit, the Splinter Director of Photography and Camera Operator on *Johnny's Girl* (ABC), the Camera Operator, responsible for Aerials and the Director of Photography on the second unit of *Heart of a Child* (NBC), the "B" Camera Operator on *Jack's Place* (ABC), the "A" Camera Operator on *The Commish* (ABC), the "B" Camera Operator on the *Dyke Van Dyke Mysteries* (NBC) series *Diagnosis Murder*, the "B" Camera Operator on *Nightmare Café* (NBC) and the "B" Camera Operator on the second unit of *MacGyver* (ABC).

Mr. Vesak has also been involved in the production of many television commercials. He was the Aerial Director of Photography for LG Digital Life, Mazda (RU Films), Rock Video, Johnny Walker (RSA Films), Fresh Adventure, Wiseguy (Fox) and Canada Dry. He was the Director, Director of Photography and Camera Operator for commercials involving the Canada Pavilion Expo 1993 (Wescam), the Director of Photography and Camera Operator for Jeep and Audi and the Director of Photography and Camera Operator for Elecrtojuice. He was also the Aerial Director of Photography for Sunripe.

Other Director, Director of Photography and Camera Operator credits for commercials production include British Columbia Lotteries, Certified General Accountants, British Columbia Lions Football Club, Air Atlantic, Vancouver Trade and Convention Centre, the British Columbia Ministry of the Environment, British Columbia Transit, United Express, Air B.C., Vancouver Foundation, the Vancouver Sun daily newspaper, Variety Club, B.C. Tel., Bendorf Verster, United Carpets, the Springfield Water Company and several generic commercials for Studio West.

His Director, Director of Photography and Camera Operator credits for Documentaries and Industrials include Whistler Resort Association, Swan E. Set Resort, Odyssey, Chilean Iodine Mining, British Aerospace, B.C. Pavilion Corporation, Atacama Resources, Vancouver: A Year in Motion, C.P. Air Training, Sony Corporation of America, Pentax Corporation U.S.A., Knowledge Network, Heartsafe, Lawyers Assistance Program, B.C. Hydro Powersmart and Helijet.

To date he has produced and directed two productions on CD-ROM. They include *Expert Techniques for Creative Fly Tying* and *Missing* (Live Wire Entertainment). The latter production was the winner of the Smithsonian Institute "Cyber Award" and has been included in the Institute's Time Capsule.

Mr. Vesak was nominated for a 2000 Leo Best Director Award for his episode of Canada's number one dramatic series *Da Vinci's Inquest.*

In total, Mr. Vesak has over 3,000 hours of Helicopter Pilot in Command time, 400 hours of aerial camera operating and has experience in Tyler side mount, Tyler Major mount, Tyler Nose mount, Wescam, Astrovision and Vectorvision.

Mr. Vesak's professional associations include the Directors Guild of Canada, the I.A.T.S.E. Local 669, the Canadian Society of Cinematographers and the Academy of Canadian Cinema and Television.

Previous to starting his career in filmmaking, Mr. Vesak was a commercial helicopter pilot. His flying experience includes power line construction, mining support, forest fire fighting, wild life surveying, forestry work and general charter work. He is still a licensed pilot and because of his skills currently does much of the aerial cinematography for the movie business.

Board of Advisors

Paul Louie

Mr. Louie is an expert in starting, financing and managing technology companies, raising seed capital, developing IPO structures and plans, negotiating and closing contracts, international marketing, advising on investments, valuations, business trends, corporate finance structures and risk evaluations, setting up public relations strategies, establishing relationships with the trade press, setting up company policies, mandates, areas of responsibility, team structures and goals, maximizing leverage and business strategies for technological development and innovative products. He has experience in industry and public market valuation trends, provides appropriate corporate and financial structures for restructured ventures, identifies appropriate investment partners and negotiates and closes high level financing involving the private sector and public sector on a local, national and international level.

From 1980 until 1984, Mr. Louie attended the Pacific Marine Training Institute in North Vancouver, British Columbia, Canada, and received a Marine Engineering Degree. His studies included applied electrical, applied mechanics, naval architecture, materials handling systems, control and instrumentation, steel construction, diesel, steam, machining, welding, machinery design, operations and maintenance, mission critical systems, specifications, drafting and electronics.

From October 1984 to September 1986, Mr. Louie was employed by Target Products Ltd., located in Burnaby, British Columbia. He was responsible for most of the design, including electrical, controls, mechanical, control logic and sourcing equipment. He left for a brief period of time to be the helmsman of Canada 2, Canada's America Cup Challenge.

From September 1986 to September 1987, he was employed by Insul-mastic, located on Annacis Island, British Columbia, as the Technical and Production Manager. He was responsible for product development, managing plant personnel, reducing production costs, product costing and quality control. He set up new distributors for new products, designed product specification sheets and brochures, engaged in product testing, criteria and lab procedures, managed R&D consultants, maintained existing equipment, designed new process and new plant equipment, purchased and negotiated long term supplier relationships, diversified production into new industries and applications, dealt with distribution customers (wholesale and retail) and designed computer batch costing and yield calculation programs.

From January 1987 to May 1988, Mr. Louie was employed by Trans Asia Trading, Vancouver, British Columbia, as its Marketing Director. He was part of a management team that successfully signed a trade agreement with the Shannxi Province of China. His responsibilities included meeting and negotiating with Chinese trade delegations, provide technical expertise to Chinese industry partners, provide marketing strategy for import products, tour and evaluate plants in Shannxi and setup contracts with local distribution and industries.

From May 1988 until August 1989, he incorporated and was the first President of Dyne International Trading Corp., Vancouver, British Columbia. He set up and advised clients on doing business with Mainland China. This included an import/ export business with Asia and technical backup.

In September 1989 he returned to Target Products Ltd. as an Engineering Consultant where he designed built and run a remote batch plant to manufacture shotcrete in the Kemano Valley for the Kemano Completion Project. He was involved in all areas of planning, plant design, construction, mobilization and brought the plant on-line within deadline.

That same month he joined Columbia Bitulithic, Coquitlam British Columbia, as an Automation Design Consultant. He designed and implemented an automated silo loading and unloading system for hot paving asphalt application and an automated crusher control system for recycled concrete and recycled asphalt. That lasted until June 1990.

From January 1990 to February 1991, he worked for High Tech Control Systems, located in Richmond, British Columbia, and Personal Communications Systems, located in San Diego, California, as a Project Engineer and consultant. He was responsible for prototype design and production implementation of a portable plain paper fax machine. Managed project plans, critical path, design, subcontractors, budget planning and customer presentations.

In March 1991, he founded Kubik Technologies Ltd., located in both Richmond, British Columbia, and Saratoga, California. He was the company's founding President, CEO, director and shareholder. He was responsible for starting, financing and managing a hardware technology company which designed, built, and marketed internationally, patented CD Jukebox technology. He was involved in all contract negotiations, hiring and giving direction to 17 employees, designing the partnership structure with American technology partner, raising seed capital, developing an IPO structure and plan, negotiated and closed an initial contract for US$ 6 million with Bell & Howell, negotiated and closed an initial contract worth US $ 63 million with the US Navy. The product launch included 14 major trade shows in the first 12 months. He also set up the European customer base and public relations strategy, wrote press releases, established relationships with the trade press, set up a manufacturing facility, developed company policies, mandates, areas of responsibility, team structures and goals. He also lined up subcontracts for additional manufacturing, established a corporate presence and relationship with merchant bankers, government agencies, municipal, provincial and federal trade ministries and municipal, provincial and federal politicians, U.S. government decision makers, third party software developers and suppliers.

Mr. Louie also set up strategic partnerships and was involved in repeat customer relationships with Bell & Howell, UMI University Microfilms Inc., Jet propulsion Labs, General Dynamics (Omaha), Strategic Air Command, General Dynamics, Electric Boat (Connecticut), IBM (San Jose), Mass Storage Group , European Patent Office (Geneva, Switzerland), Mitsui Subsidiary(Nikodo), Unisys (Toronto, Ontario, Canada), Northern Telecom (Nashville), Docucon (Houston), NCR (Germany), Intergraph, the United States Government, including the Library of Congress, U.S. Navy, U.S. Airforce, U.S. Marine Corps, United States Geological Survey and NASA.

In September 1993, he moved to SC Shared Capital Corp., Vancouver, British Columbia, as an Executive responsible for providing technical and business backup for a family venture capital corporation. He advised on investments, valuations, business trends, corporate finance structures and risk evaluations for such companies as SC Shared Capital Corp. (invested in DNA technology). Shared Capital is owned by the principles of SNS, TDNI, TDSI and Shared Health Services.

Also in September 1993 and until November 1994 he was the President and Director of DNA Digital Network Applications, Vancouver, British Columbia. He was responsible for starting, financing and managing a technology company which developed an information storage and retrieval system based on document imaging, mass storage (CD-ROM Jukebox) and easy to use retrieval software.

From November 1994 until March 1996, he was an independent consultant in Vancouver, British Columbia working a business turn around for two software companies. One was to implement a total quality management process within a very poorly managed development group. The intention was to increase quality while working under a strict critical path method process for planning and milestone management. The principle area of software is telephony (computer and phone integration). The second was to position a software technology as a leader through additional development and build a business around the product. This included the incorporation of the business, developing the business plan and negotiating the first sales contract and implementations. Principle area of software was wholesale and distribution inventory and accounting software and EDI.

The remainder of the year was spent assisting in raising venture funds for three companies and two acquisition financings. Total capital requirements approximately Cdn $5.3 million. This work encompassed writing business plans, advising on corporate structuring and how to correctly market their products and services.

From October 1995 until the present, he has been the CEO of VCORP Virtual Labs Inc., located in Vancouver, British Columbia, Hong Kong and China. It is an intellectual property enterprise which designs, and protects through patents products to be licensed to existing Asian manufacturers and sold through world wide retail distribution. The focus is on mainstream, low tech products with a wide demographic of users.

Also since October 1995, he has consulted for many companies, including NewHeights Software (Victoria, British Columbia - Advisory Board), Storefront.com (Vancouver, British Columbia - Advisor, Business Strategies), Eagle International (Mill Creek, Washington - Finance Group, Corporate Finance Advisor, Setup Technology Venture Fund), Modco Coatings (Delta, British Columbia - Setup Merger Strategy), SES Sterling Energy Systems (Phoenix Arizona - Solar Energy Technology Company, Financial, & Strategy Advisor), ITM Corp (Seattle Washington - Internet/Transportation Company, Financial, & Strategy Advisor), Chai-Na-Ta Corp. (Langley, British Columbia - Chief Operating Officer).

Presently, he is a consultant for Thomson Kernaghan & Company Ltd., which is Instrumental in raising over Cdn $40 million for his own and clients business enterprises over the last 7 years. He is also the Asian Technology Venture Fund Managing Director.

His computer skills, knowledge and experience include being fully fluent in PC computer applications including: basic hardware, peripherals and systems configurations, project planning software, word processing software, desktop publishing software, databases software, contact manager software, spreadsheets (proforma, statements, budgets, business modeling) software, accounting and inventory systems software, computer aided drafting software, manufacture report planning software, Electronic Data Exchange (company to company electronic ordering and payment systems) software, on-line and CD-ROM database resources for keeping updated as to international business trends and opportunities software and Internet business applications, home page and Web site design principles

He has been involved in a number of organizations, been the recipient of several awards and has participated in several international sports events. They include the following:

- Junior Fleet Captain, Royal Vancouver Yacht Club, 1970;
- Junior Commodore, Royal Vancouver Yacht Club, 1971;
- Crew member, helmsman, watch captain, Victoria, British Columbia - Maui Yacht Race 1972;
- Sailed across the Pacific and back;
- Selected for Canadian youth championships, Sailing, 1973,1974,1975;
- Winner of Area H Sears Cup, North American Junior Championships 1973;
- Selected as one of 12 North American sailors under 17 to attend the US Naval Academy in Annapolis, high performance racing seminar. (the only Canadian ever selected) 1974;
- Winner of Kiel Week International Yacht Race, Star Class, the largest European event of the year (Kiel Germany, 1979 - first non-European to ever win the event, beat the 1980 gold, silver, and bronze Olympic medallists several months prior to the Olympics, Canada boycotted the Olympics);
- Second, Star Class, North American Championships, Toronto Ontario, 1979;
- Nominated for Yachtsman of the Year, Canadian Yachting Association, 1979;
- Personally recognized by Iona Campanola, Federal Cabinet (Sports Minister) 1979;

- Nominated for Amateur Athlete of the Year, British Columbia 1979;
- Second Thunderbird World Championships, Vancouver British Columbia 1979;
- Second, North American Fireball Championships, Kingston Ontario, 1980;
- Second, Canadian Fireball Championships, Montreal Quebec, 1980;
- Member of Canada's International and Olympic Sailing Teams, Star Class, 1977-1980;
- Selected as helmsman for Canadian Sailing Team, Admirals Cup, Cowes England, 1982;
- Selected as one of two helmsman out of Canada for Canada 2, Canada's 12 Meter for the Third, Thunderbird World Championships, Seattle Washington, 1985 America's Cup 1985 (declined after four months of training);
- Race Committee Chairman of 1984 Dragon North American Championships, Vancouver, British Columbia;
- Winner, Martin 242 North American Championships, 1987, 1988, 1989,
- Race Committee Chairman of 1986 Women's World Championships, Vancouver, British Columbia;
- Race Committee Chairman of 1985 Star National Championships, Vancouver, British Columbia;
- Coached junior and women athletes for 10 years. Several who went on to Olympics and World Championship winners, including one Olympic bronze medallist who is now ranked No. 1 in the world;
- Volunteer member of Children's Hospital Finance Committee, 1990, 1991, 1992;
- Appointed, Director of British Columbia Sailing Association 1991, 1992;
- Appointed International Level Judge, Canadian Yachting Association, 1990;
- Industry member of British Columbia Trade - Advisors Committee, show case and export division, 1992;
- Acting Secretary Treasurer for British Columbia Contract Manager Association 1993;
- Winner of Under 40 Business in Vancouver Award, (for the top 40 business candidates in Vancouver under 40) 1993;
- Asked to become an industry board advisor to University of Victoria's New M.B.A. Program, 1993.

Herb Capozzi, B.Sc., B.Com, Dr.

Mr. Capozzi is an internationally recognized businessman with over 40 years experience heading or being involved with U.S. and Canadian public and private corporations in a diverse variety of industries. His university education comprises of two degrees with honors, A Bachelor of Science in Chemistry and a Bachelor of Commerce, from the University of British Columbia, Vancouver, Canada, and a Doctorate of Education from the University of Italy. All were funded by domestic and international scholarships and fellowships.

His business career comprises many significant achievements. He was an original Director of Expo 86 along with billionaire Mr. Jim Pattison and Canaccord Capital's Chairman and CEO Peter Brown. He was also instrumental in bringing the McDonalds chain to Canada. He was also the President of Kelowna, B.C., based Calona Wines, the founder of Pasadena Warehousing Ltd., a principal in the Capri hotel and Capri Shopping Center, all located in that city. He is also the founder of Westmills Carpet Manufacturing Limited, the co-founder of the Keg Restaurant chain, a director of International Panabode Homes Ltd., Canada's largest cedar home manufacture, the President of Pacific Western Brewery, director of the U.S. company PLC Medical Systems Inc. (Boston) and a director of the U.S. public company Dynamic Associates Inc. (Paradise Valley, Arizona). He has also worked at the Canadian Broadcasting Corporation in its International Services Bureau and was the Program Director for the C.B.C.'s English Television Station in Montreal, Quebec.

Mr. Capozzi has also been elected to the British Columbia Legislature for two terms (1966 to 1973). During that time he was Chairman of two Legislative Committees and was responsible for introducing various government programs that assisted low income earners and schools. He was also involved with several domestic and international boards and committees, including the Commonwealth Government Development Board, an international body which reviewed legislative and financial developments in all member countries.

In addition to being a seasoned businessman and politician, he has an admirable professional and amateur athletic career. It includes playing professional football with the Montreal Allouettes and Calgary Stampeders, then moving on to the position of General Manager of the B.C. Lions for 10 years. He has been inducted into the Canadian Italian Sports Hall of Fame and the British Columbia Sports Hall of Fame. In the mid-1970s, he was the principal owner of the Vancouver Whitecaps soccer team. In 1979, the team won the North American Soccer League Championship in New York. His amateur athletic experiences include the distinction of winning the Canadian National Masters Singles Racquetball Championship, the Canadian National Masters Double Racquetball Championship and the Canadian National Golden Masters Singles Racquetball Championship. His involvement with and promotion of Canadian racquetball in the early 1970s was instrumental in the sport becoming established nationally.

Shelley M. Liberto B.A. M.A. J.D. Attorney-at-Law (Called to the California Bar)

Ms. Liberto is an attorney with thirteen years experience in software and intellectual property licensing and distribution, intellectual property licensing negotiation, software and intellectual property royalty audits and enforcement, intellectual property litigation analysis and oversight and mediation and arbitration.

Ms. Liberto received her Bachelor of Arts in Social Welfare from the University of California, Berkeley in 1975. He moved to the University of Arizona, Tucson, and received her Masters of Arts in Linguistics in 1980. She then moved to the McGeorge School of Law at Sacramento, California, and received her law degree in 1987.

Before entering university, she was involved with the United States Peace Corps from 1976 to 1979. She was stationed in Agaadir, Morocco where she created and directed English language training programs, created an English language school in coordination with local Moroccan officials and tutored French consul general, staff and family in English.

From 1980 until 1984, she was employed as the Program Development and Evaluation Analyst by the Arabian American Oil Company in Dhahran, Saudi Arabia. Her responsibilities included conceiving, developing and directing microcomputer applications in the English language training of Saudi employees working in the Persian Gulf. She established thirteen computer laboratories and trained multinational applications personnel.

After graduating from law school and until 1990, she was a Business Transactions and Litigation Associate with the Newport Beach, California law firm Cummins & White. She then moved to the law firm of Callahan & Gauntlett, located in Irvine, California, and again took the position of Business Transactions and Litigation Associate. There she was involved in the negotiation and creation of software licensing, sales and distribution agreements, general business litigation of contract issues, copyright, software licensing, sale of business disputes, federal tax liens, commercial fraud and intellectual property infringement insurance coverage.

After three years at Callahan & Gauntlett, she chose to open her own law firm and she has maintained her practice to the present day. Currently, she is counsel to the law firm of Callahan & Blaine (formerly Callahan & Gauntlett). Her practice involves software license and distributorship negotiations and transactions with domestic and foreign interests, preparation of free standing and shrink-wrap licenses, distributor agreements, "work made for hire" agreements, confidentiality agreements, maintenance and support agreements, and other software related documentation. She is also involved in royalty audits and enforcement, Internet business counseling, Internet disputes and litigation including Internet Service Provider liability, infringement and domain name conflicts, software copyright infringement and royalty enforcement litigation in state and federal court.

Ms. Liberto's professional affiliations include, being a sitting Judge *pro tem*, Orange County Municipal Court, West District, the Co-chair, Technology and Intellectual Property Section, Orange County Bar Association, the Legal Editor for *WWWiz Magazine, Guide to the World Wide Web*, a Trustee for the Orange County Museum of Art, the Laguna Art Museum, the Huntington Beach Art Center and the Cal State Fullerton Grand Central Art Forum.

Ms. Liberto's publications include the following:

“Domain Registration of Celebrity Names: Boom or Bust?” *WWWiz Magazine*, March, 2000

“Avoiding an Intellectual Property Rights Quagmire: Come Back with My Idea!” *The Zone News,* February, 2000

"Defamation on the Web: Who Do You Sue?” *WWWiz Magazine*, January, 2000

"Congress Moves to Limit Y2K Lawsuits: Is Anyone at Fault?" *WWWiz Magazine*, October 1999

"Senate Closes in on Domain Name Cybersquatting," *WWWiz Magazine*, September 1999

"The Use of Trademarks in Web Site Development," *WWWiz Magazine*, April 1999

"New Law Limits ISP Liability for Copyright Infringement," *The Orange County Lawyer*, March, 1999

"Government Regulation of Web Privacy: Congress Takes a First Step," *WWWiz Magazine*, December 1998

"A Checklist for Hyperlink Agreements," *WWWiz Magazine*, August 1998

"Congress Patches a Loophole with the Anti-Piracy 'Net Act'", *WWWiz Magazine*, July 1998

"California to Jail Spammers," *WWWiz Magazine*, May 1998

"Vigilantism on the Web: The 'Web Posse' Crosses the Line," *WWWiz Magazine*, April 1998

"Domain Name Conflicts: 'Hey! That's My .COM!'," *WWWiz Magazine*, March 1998

"The Web and the Courts: A Legal Update," *WWWiz Magazine*, February, 1998

"UCC to Govern Internet Transactions: A Survey of Proposed Changes," *The Orange County Lawyer*, December, 1997.

"ISP Liability: What You Know May Hurt You," *WWWiz Magazine*, November, 1997

"Virtual Contracts: Don't Point and Click Your Way into a Lawsuit," *WWWiz Magazine*, October, 1997

"Supreme Court Strikes Down Decency Act in Defense of Internet 'Chaos'," *WWWiz Magazine*, September, 1997

"Preferred Communications v. City of Los Angeles: First Amendment Rights and Cable Television Franchise Procedures," 17 P*ac. L.J.* 965 (1986).

"Renfrew v. Loysen: Fee Awards for Attorneys Appearing In Propria Persona," 17 *Pac. L.J.* 614, 616, 711, 756, 758 and 789 (1985).

"Review of Selected California Legislation, 1985," 17 *Pac. L.J.* 614, 616, 711, 756, 758, 789 (1985).

"Review of Selected Nevada Legislation, 1985," 17 *Pac. L.J. Nev. Legis*. 59, 171, and 193 (1985).

Her speaking engagements include "Advanced Course on Intellectual Property Litigation," Continuing Education of the Bar, Anaheim Sheraton Hotel, October 30, 1999 and "The New UCC and Internet Transactions," Orange County Bar Association, Newport-Sheraton Hotel, April 21, 1998.

John Curtis

Mr. Curtis is one of Western Canada's most experienced film executives having financed and produced more than forty feature films and distributed internationally more than 60 million dollars worth of film properties over his 18 year career in the motion picture industry. John was one of the founding partners of the North American Group of Companies and upon joining and leading the Prophecy Group took it from a concept to a fully integrated production and international distribution company producing more than $25 million worth of high quality films in just under two and half years. Having been the driving force behind Prophecy financially, while continuing to contribute creatively, the diversions of a public company and their representatives proved a distraction to the focus of the company. This has led to the formation of H_30 Filmed Entertainment Inc. of which John is the majority shareholder. The company's goal is to produce, distribute and finance creatively unique, highly commercial films that have theatrical potential. *"Ripper"* (starring A.J. Cook, Bruce Payne, Jurgen Prochnow), the last film produced and financed by John (as the CEO of Prophecy) is a template for the type and quality of films that H_30 is committed to, continue to produce. The first film produced under the H_30 banner was *"Watchtower"*, which stars Tom Berenger and Tygh Runyan and is being distributed by Columbia Tristar.

Other films that have been produced and are currently in active distribution include *Beyond Redemption*, starring Andrew McCarthy and Michael Ironside (Lions Gate), *The Silence*, starring Michael Dudikoff and Brennan Elliot (Lions Gate), *The Operative* starring Brian Bosworth and John Tench (Lions Gate) and *My Five Wives* starring Rodney Dangerfield and Andrew Dice Clay (Artisan Entertainment).

Chris Haddock

Mr. Haddock is one of Canada's leading innovators in the film and television industry. He began his creative career as a street performer and segued from music into television where he developed his screen writing talents working on series like "MacGyver", "Diamonds" and "Night Heat". After only five years in the business, he created and ran his first dramatic series, "Mom P.I." in 1991-1992. A move to Los Angeles followed where he wrote and sold feature scripts and pilots to Fox and ABC. Returning to Canada, his directed the series entitled "Da Vinci's Inquest", which became the creative model for his company Haddock Entertainment. The critically acclaimed series about a Vancouver coroner won the Gemini Awards for Best Series, Best Writing, and Best Cinematography in its premier season. Now going into its third season, the series has established itself as a favorite with fans around the world. Haddock Entertainment is synonymous with original work that reflects Mr. Haddock's diverse talents and interests. Based on the success of "Da Vinci's Inquest", he is building his company producing original television programs, feature films and music with an adult sensibility.

David Myers

Mr. Myers has worked in the sport industry for 14 years with considerable experience in marketing and communications, strategic planning and organizational development, business and fan development. In particular, Mr. Myers has worked in amateur sport with local, provincial and national sport organizations in the development and delivery of growth oriented coach and athlete development programs. In addition, Mr. Myers has worked in professional sport as the Marketing and Corporate Communications Coordinator for the Edmonton Oilers Hockey Club of the National Hockey League. In this capacity, Mr. Myers was responsible for in-building game entertainment and external fan development programs, advertising, and advising the corporate sales staff on issues pertinent to the execution of sponsorship programs.

Currently, Mr. Myers is the Director of Marketing and Program Development for the Edmonton Sport Council serving a market of approximately 400,000 which makes the Edmonton Sport Council one of the five largest sport organizations in Canada. He has been instrumental in turning a Board of 12 very unique individuals, each with their own biases on sport, into a cohesive group dedicated to a single mission. In particular, Mr. Myers lead the Board through the strategic planning process and, as a result, the Edmonton Sport Council has its first strategic business plan. Aside from directing the internal operations of the organization, since its creation in late 2000, this plan has already served as a marketing tool to generate a 231% increase in membership in the Edmonton Sport Council over 2000.

Robert Lee

Mr. Lee is an accomplished film and television director. He has been involved in film and television production for over 18 years and has worked closely with many of Hollywood's largest studios and top actors, directors and producers.

In 1986 was a production assistant on the feature hit *The Accused* (Paramount) starring Jodie Foster and Kelly McGillis.

In 1987, he was a trainee assistant director on the feature *Distant Thunder* (Paramount) starring John Lithgow and Ralph Macchio, and

In 1988, he was the third assistant director on the feature film *Watchers* (Carolco) starring Corey Haim and Michael Ironside. Also in 1988, he was the second assistant director on the Vancouver based independent feature *Kingsgate* (Exile) starring Christopher Plummer and Alan Scarfe.

In 1989, Mr. Lee was second assistant director on the television series *Wiseguy* (Cannell) starring Ken Wahl and Jonathan Banks. Later that year he returned to feature films as a second assistant director on *Narrow Margin* (Carolco) starring Gene Hackman and Anne Archer.

In 1990, he was the second assistant director in the comedy television movie *The Girl from Mars* (Atlantis) starring Eddie Albert and Edward Albert Jr. That same year he moved up to first assistant director on the *XTRO II* (NAP), a feature starring Jan Michael Vincent and Paul Kosl, and the feature film second unit of *Ski School* (Moviestore) starring Tom Breznehan and Dean Cameron.

In 1991, Mr. Lee was at Pinewood Studios in London, England, to both associate produce and assistant direct on the feature film *Project: Shadowchaser* (Prism) starring Meg Foster and Martin Kove. Later that year, he was back in Canada as the second assistant director on the second unit for the feature film *Stay Tuned* (Morgan Creek) starring John Ritter and Jeffrey Jones.

In 1992, he was the assistant director on the European based feature film *Chained Heat II* (Alliance) starring Brigitte Nielsen and Kimberly Kates. Also in 1992, he was the first assistant director on the Los Angeles based feature film *Monolith* (EGM) starring Bill Paxton and Lou Gossett Jr.

In 1993, Mr. Lee was the assistant director on the feature film *The Surgeon* (Cappella) starring Malcolm McDowell and Peter Boyle. That same year, he was the second assistant director on the television pilot *Green Dolphin Beat* (Spelling) starring Jeffery Sams and John Wesley Shipp.

In 1994, Mr. Lee was the assistant director on the feature film *Red Scorpion II* (August) starring John Savage and Michael Ironside. During 1994, he was also the assistant director on the feature film *Last of the Dogmen* (Carolco) starring Tom Berenger and Barbara Hershey.

The year 1995 was very busy and productive as Mr. Lee was the assistant director on two feature films, *Gunfighter's Moon* (Rysher) starring Lance Henriksen and Kay Lenz and the South Carolina based *An Occasional Hell* (Trimark) starring Tom Berenger and Valeria Golina. He was also the assistant director on two television movies, *Halfback of Notre Dame* (Showtime) starring Scott Hylands and Gabriel Hogan and *In the Lake of the Woods* (Hallmark) starring Peter Strauss and Kathleen Quinlan.

In 1996, he was the assistant director on two feature films: *The Invader* (Promark) starring Ben Cross and Sean Young and *American Dragons* (Orion) starring Michael Biehn and J. H. Park.

During periods between directing on film and television projects, Mr. Lee has always kept busy in production by assistant directing on several projects, including the 2000 television series *7 DAYS* (UPN) starring Jonathan LaPaglia, the 1999 feature film *MVP: Most Valuable Primate* (Keystone Entertainment) starring Kevin Zegers and 'Bernie the chimp', the 1997 and 1998 seasons of the television series *Viper* (UPN) starring James McCaffrey and Heather Medway, the second unit of the 1998 television pilot *It's True* (UPN) starring Mark Hamil and the second unit of the 1997 television series *The Sentinel* (UPN) starring Richard Burghi and Garrett Maggart.

On many projects, Mr. Lee was involved in the directing of the project's second units, comprised mostly of stunts, action and visual effects. His credits include: the 1992 feature film *Monolith*, the 1993 television movie *In the Lake of the Woods*, the 1995 feature film *An Occasional Hell*, the 1997 and 1998 seasons of the television series *Viper* and the 2000 television movie *North Face* (Fox). He also directed the 1992 music video *Mind Phazer* for the band "Front Line Assembly". The video won Canada's MuchMusic Video Award for "Best Alternative Video".

His debut as a film director came on the 1995 feature *Virtual Assassin* (Alliance) starring Michael Dudikoff and Brion James. After that he was selected to direct the following European based projects: the 1996 feature film *Hostage Train* (Republic) starring Judge Reinhold and Michael Sarrazin, the 1997 feature film *Dead Fire* (Alliance) starring C. Thomas Howell and Matt Frewer and the 1998 feature film *Act of War* (Alliance) starring Jack Scalia. Upon return to Canada, he directed the 1999 feature film *Silencer* (Lion's Gate) starring Michael Dudikoff and the 2000 feature film *The Operative* (Lion's Gate) starring Brian Bosworth. He also directed four episodes of the 1997 television series *Ninja Turtles* (Fox), an episode of the 1998 television series *Viper* (UPN), three episodes of the 2000 television series *Big Sound* (Global) and eight segments of the 2001 series *Beyond Belief* (Fox).

John Cunningham B.A.

Mr. Cunningham received a Bachelor of Arts Degree (Honours) in Design - Electronic Media. from Staffordshire University in 1992. After graduation John joined Attica Cybernetics as its Senior Product Designer and worked on major product releases such as the Great Artists CD-ROM, the Guide to Classical Music CD-ROM and Hutchinson Multimedia and Websters Encyclopedia CD-ROMs.

Mr. Cunningham left Attica in 1994 and took the position of Design Manager at Europe Online. He was responsible for design for all editorial departments, news, lifestyle, games and music etc.. He was involved in the design of HTML templates and graphical assets for integration with editorial teams using manual and syndicated content news feeds.

In 1995 he joined CompuServe Europe as its Design Manager. One project was the transference of all content to an HTML platform. He was responsible for the creation of the UK studio and coordinated the United States and Pan-European roll outs of products and services with other department heads as well as providing synergy between offline and online campaigns across all channels.

In 1996, he joined Digital Asylum where he did consulting and production work and developed Internet marketing campaigns for Creative Labs, Kyocera printers, EasyJet and Internet Bookshop digital campaigns, Yahoo! Valentines and Yahoo! Marketing pages across all European Web sites, prototype Web site designs for CD ROM and DVD, online marketing and advertising campaigns for Soccernet, This Is Money, UK Plus and This Is London. Internet banner advertising campaigns were also developed. For the client British Nuclear Fuels, he was involved in design and development of Lotus Notes for automated and manual content addition to public and private Web sites. For Comdex UK, he was involved in the design and development of Lotus Notes for automated and manual content addition to private Web sites. He was involved in the creation of visual interfaces used by remote sales teams globally to sell exhibition space at venues around the world. For Flightbookers, he was involved in the design and development of a more marketing focused Web site. He was involved in the development of a back end system allowing Flightbookers systems to talk to and make reservations on the Sabre Flight Network, bypassing normal human/terminal procedures. He was successful in creating a system that was accessible via the Web and used in a browser interface allowing online booking and payment of flights, hotels and holidays.

A year later, Mr. Cunningham took on the position as Creative Producer for Soft Options. He was also involved in New Business, Account / Project Management and development. Clients included Mercury Asset Management (Subsidiary of Merrill Lynch), Environment Agency UK & Wales, Cutty Sark Whiskey, Lexis Nexus, Anglian Water PLC and the Commission for New Towns.

From 1999 to the present, he joined Pixelpark UK as Creative / Convergence Director, becoming a member of the team responsible for starting up the UK operation of this major Pan-European Digital Solutions provider. He has helped build the company from a team of 8 people two years ago to over a hundred people today.

His other experiences include being a Guest Lecturer at Staffordshire University, involving Electronic Media topics primarily to third year Electronic Media students as well as Masters students in Design for Electronic Media, interface principles, cognitive aspects of design and new business practices.

Kevin Brown

Mr. Kevin Brown is currently the VP of Worldwide Sales at QPASS, a company that creates an e-commerce infrastructure for fulfilling the purchase and delivery of digital content. Prior to this position, Kevin Brown was Managing Director of Sales and Marketing (Asia/Pacific and Latin America) for Visio Corporation, where he grew sales from $0 in 1995 to an estimated US $35 million in 1999.

Sarah Du Heaume

Sarah Du Heaume is the president, and founder of JustMedia, a London UK based media consultancy, with offices in Berkley, California. JustMedia specializes in fulfilling client media requests, and the media needs of high technology companies. Current and past clients include HP, 3Com, Palm, US Robotics, Motorola, Creative Labs, Pinnacle Systems, RSA Security, STAC, Symantec, Tektronics and Xerox. Prior to starting JustMedia, She was the media director at SMI group.

Patricia Mitchell

During her eighteen years in the software entertainment business, Patricia Mitchell has held senior management positions with companies such as Pearson, Sega, Virgin Games and Silicon Artists, an Internet start-up in Madrid, Spain. She is currently studio director of Workhouse, a multimedia content company and subsidiary of Zenith Entertainment plc.

KyxPyx Technologies Inc. intends on filing with the Securities and Exchange Commission a Regulation A offering of its securities to raise funds to market the streaming video technology. The company is inquiring whether or not you would be interested in this type of investment opportunity.

This Solicitation of Interest is not a solicitation for money. No money or other consideration is being solicited, and if you do send money or other consideration, it will not be accepted. Further, no sales of the securities will be made or commitment to purchase accepted until delivery of an Offering Circular to you that includes complete information about KyxPyx Technologies Inc. and the Regulation A offering. You may forward to the company's President any interest you as a prospective investor may have. However, doing so does not create any obligation or commitment of any kind on your part.

You may at any time during normal business hours confirm your interest in the proposed Regulation A offering to the President of KyxPyx Technologies Inc., Mr. Rory O'Byrne at

(604) 720-6136 or you may mail him directly at the corporate registered office: Crease Harmon & Co., Barristers & Solicitors, Attention: Lorenzo Oss-Cech, 800 - 1700 Douglas Street, Victoria, British Columbia, Canada V8W 2S8. Mr. O'Byrne will be able to answer questions regarding this Solicitation of Interest.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver and in the Province of British Columbia, in the Country of Canada, this Eighth day of August, 2001.

Filer:
KyxPyx Technologies, Inc.

Mr. Kelly Myers, CEO
By:(Signature and Title)

This statement has been signed by the following persons in the capacities and on the dates indicated.

CT Corporation System, 1025 Vermont Avenue NW, Washington, DC 20005

By: ____________
(Signature)

NASEEM A. CONDE
SPECIAL ASST. SECRETARY
(Title)

8-8-01
(Date)

Instructions

1. The power of attorney, consent, stipulation and agreement shall be signed by the Filer and its authorized Agent in the United States.
2. The name of each person who signs Form F-X shall be typed or printed beneath such person's signature. Any person who occupies more than one of the specified positions shall indicate each capacity in which such person signs Form F-X. If any name is signed pursuant to a board resolution, a copy of the resolution shall be filed with each copy of Form F-X. A certified copy of such resolution shall be filed with the manually signed copy of Form F-X. If any name is signed pursuant to a power of attorney, a copy of the power of attorney shall be filed with each copy of Form F-X. A manually signed copy of such power of attorney shall be filed with the manually signed copy of Form F-X.

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